Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com



INDITEX

RECEIPT COPY

FILE Nº 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA


SEC MAIL RECEIVED PROCESSING
JUN 2 3 2005
WASH. D.C.
183
SECTION

SUPPL

20th June 2005

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Commission *(Comisión Nacional del Mercado de Valores):*

- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding the transition to the International Regulations regarding financial información (IFRS).
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding changes occurred in the composition of the Board of Directors and other governing bodies.
- First quarter results for fiscal year 2005 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to first quarter results.
- Press release related to first quarter results for fiscal year 2005 filed with the CNMV.
- Presentation regarding the consolidated results for first quarter of fiscal year 2005 filed with the CNMV.
- Information on significant events (Hechos Relevantes) filing information with the CNMV regarding:
  - the resignation of Mr. José María Castellano Ríos as Chief Executive Officer,
  - the co-option to the Board of Directors of Mr. Pablo Isla Álvarez de Tejera as Chief Executive Officer and as member of the Executive Committee, and
  - the appointment of Mr. José Luis Vázquez Mariño as member of the Executive Committee and member of the Audit and Control

Committee and of the Nomination and Remuneration Committee.

- Annual Report on Corporate Governance in CNMV *(Comisión Nacional del Mercado de Valores)* required format.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50.

Very truly yours,

José María Ameijenda Rodríguez
General Counsel's Office

Enclosures

Antonio Abril Abadín
Consejero Secretario General

FILE Nº 82-5185

INDITEX

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, procede por medio del presente escrito a comunicar las variaciones en las principales partidas de la cuenta de resultados y el balance de situación consolidados de INDITEX, S.A. a cierre del ejercicio 2004 como consecuencia de la aplicación de las Normas Internacionales de Información Financiera (NIIF):

Cifras en millones de euros	NIIF	PGC	Variación	Variación %
Ingresos	5.568,6	5.670,4	-101,8	-1,8%
Margen Bruto	3.085,2	3.034,2	51,0	1,7%
EBITDA	1.220,3	1.239,7	-19,4	-1,6%
EBIT	914,9	925,2	-10,3	-1,1%
Beneficio Neto	638,4	628,1	10,3	1,6%
Posición financiera neta	491,8	508,1	-16,3	-3,2%
Patrimonio Neto	2.393,3	2.502,7	-109,4	-4,4%

INDITEX, S.A. ha presentado hoy ante la CNMV el documento sobre la transición a las Normas Internacionales de Información Financiera.

En Arteixo (A Coruña), a 12 de mayo de 2005.



Antonio Abril Abadín
Consejero Secretario General

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

La Comisión de Nombramientos y Retribuciones del Consejo de Administración de INDITEX, S.A. ha acordado informar favorablemente el nombramiento de D. Pablo Isla Álvarez de Tejera como nuevo Consejero de la sociedad, en su doble condición de miembro del Consejo de Administración y de Consejero Delegado.

La Comisión de Nombramientos y Retribuciones de INDITEX, S.A. ha valorado, además de su trayectoria profesional, sus demostradas capacidades de gestión en un entorno empresarial internacional. D. Pablo Isla Álvarez de Tejera ha sido Presidente del Consejo de Administración de Altadis y copresidente de este grupo desde julio de 2000 y con su incorporación se avanza en el diseño y definición del equipo directivo de INDITEX, S.A. en el que está trabajando el Consejo de Administración. Estos cambios tienen como objetivo reforzar y adaptar la estructura del Grupo con una nueva generación de gestores que hará frente a los planes de crecimiento futuro.

En Arteixo (A Coruña), a 1[illegible] de mayo de 2005.



Antonio Abril Abadín
Consejero Secretario General

Antonio Abril Abadín
Consejero Secretario General

FILE Nº 82-5185

INDITEX

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente:

HECHO RELEVANTE

El Consejo de Administración de INDITEX, S.A. ha adoptado, entre otros, los siguientes acuerdos:

1º Aceptar la dimisión presentada por D. Fred H. Langhammer como vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.). El Consejo de Administración ha hecho constar en acta el reconocimiento al Sr. Langhammer por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

2º Designar por cooptación, previo informe de la Comisión de Nombramientos y Retribuciones, a D. Pablo Isla Álvarez de Tejera como miembro del Consejo de Administración y Consejero Delegado. El Sr. Isla Álvarez de Tejera es licenciado en Derecho por la Universidad Complutense de Madrid y Abogado del Estado. Entre 1992 y 1996 fue director de los Servicios Jurídicos del Banco Popular. Posteriormente fue nombrado director general del Patrimonio del Estado en el Ministerio de Economía y Hacienda. En 1998 se reincorporó al Banco Popular como secretario general, hasta su nombramiento en el grupo Altadis. Ha sido Presidente del Consejo de Administración de Altadis y copresidente de este grupo desde julio de 2000.

3º Aceptar la renuncia al cargo de Consejero Delegado presentada por D. José María Castellano Ríos, quien continúa como Vicepresidente ejecutivo de dicho órgano.

4º Aprobar, previo informe de la Comisión de Nombramientos y Retribuciones, la ampliación del número de componentes de la Comisión Ejecutiva y del Comité de Auditoría y Control a ocho y cinco miembros, respectivamente. Asimismo, designar a D. Pablo Isla Álvarez de Tejera nuevo miembro de la Comisión Ejecutiva y a D. José Luis Vázquez Mariño miembro de la Comisión Ejecutiva, del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones.

En Arteixo (A Coruña), a 13 de junio de 2005.



Antonio Abril Abadín
Consejero Secretario General

Referencia de Seguridad

GENERAL

VERSION 4.1.0

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTES AL:

TRIMESTRE 1 AÑO 2006

Denominación Social :
Industria de Diseño Textil, S. A. (INDITEX)

Domicilio Social :	C.I.F.
Avenida de la Diputación, Edificio Inditex. Arteixo, La Coruña, España.	A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:
D. Borja de la Cierva y Álvarez de Sotomayor. Director Financiero.

Firma:



A) AVANCE TRIMESTRAL DE RESULTADOS

(Respecto a la información consolidada, se rellenará exclusivamente aquella columna que aplique de acuerdo con la normativa en vigor).

Uds.: Miles de Euros		INDIVIDUAL		CONSOLIDADO NORMATIVA NACIONAL		CONSOLIDADO NIIF ADOPTADAS	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE CIFRA DE NEGOCIO (1)	0800	550147	478248			1405885	1182[illegible]97
RESULTADO ANTES DE IMPUESTOS / RESULTADO ANTES DE IMPUESTOS DE ACTIVIDADES CONTINUADAS (2)	1040	62624	54346			179192	149549
RESULTADO DEL EJERCICIO DE ACTIVIDADES CONTINUADAS (3)	4700					126330	105562
RESULTADO DEL EJERCICIO (4)	1044	49102	40704			126330	105562
Resultado atribuido a socios externos / Resultado del ejercicio atribuido a intereses minoritarios	2050					-1490	-2033
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE / RESULTADO DEL EJERCICIO ATRIBUIDO A TENEDORES DE INSTRUMENTOS DE PATRIMONIO NETO DE LA DOMINANTE	2060					124840	103529
CAPITAL SUSCRITO	0500	93500	93500				
NÚMERO MEDIO PERSONAS EMPLEADAS	3000	781	656			49060	4[illegible]80

B) EVOLUCIÓN DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la entidad o su grupo y los resultados obtenidos durante el periodo cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la entidad o su grupo. Por último, se deberán distinguir claramente tanto los comentarios realizados sobre las magnitudes financieras consolidadas como, en su caso, sobre los relativos a las magnitudes financieras individuales).

Ver memorando anejo sobre evolución de los negocios.

C) BASES DE PRESENTACIÓN Y NORMAS DE VALORACIÓN

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios y criterios de reconocimiento y valoración previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable de las cuentas anuales correspondientes al periodo anual al que se refiere la información pública periódica que se presenta. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la entidad o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente. Cuando de acuerdo con la normativa aplicable se hayan producido ajustes y/o reclasificaciones en el periodo anterior, por cambios en políticas contables, correcciones de errores o cambios en la clasificación de partidas, se incluirá en este apartado la información cuantitativa y cualitativa necesaria para entender los ajustes y/o reclasificaciones).

El ejercicio contable actual corresponde al periodo comprendido entre el 1 de febrero de 2005 y el 31 de enero de 2006, que señalamos como "Ejercicio 2005" en todas nuestras informaciones.

La información financiera relativa a la sociedad individual está elaborada de acuerdo a los Principios de Contabilidad Generalmente Aceptados en España. Se aplican de forma uniforme a los utilizados en las últimas cuentas anuales y en los correspondientes al primer trimestre del ejercicio precedente.

Sin embargo, la información financiera consolidada correspondiente al primer trimestre de 2005 se presenta de acuerdo con las Normas Internacionales de Información Financiera (NIIF). Se han aplicado los mismos criterios para la información financiera consolidada del primer trimestre del ejercicio precedente, reexpresando los registrados en su día.

La Sociedad registró en la Comisión Nacional del Mercado de Valores, con fecha 12 de mayo, dos hechos relevantes en los que se hacía un análisis sobre las principales variaciones de los estados financieros de consolidación como consecuencia de la aplicación de las NIIF, y la presentación realizada el mismo día a los analistas e inversores sobre la transición a las NIIF.

D) DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO

(Se hará mención a los dividendos efectivamente pagados desde el inicio del ejercicio económico)

		% sobre Nominal	Euros por acción (X,XX)	Importe (miles de euros)
1. Acciones Ordinarias	3100			
2. Acciones Preferentes	3110			
3. Acciones Rescatables	3115			
4. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc.)

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos).	3200		X
2. Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100).	3210		X
3. Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc).	3220		X
4. Aumentos y reducciones del capital social o del nominal de las acciones.	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos.	3240		X
6. Cambios de los Administradores o del Consejo de Administración.	3250	X	
7. Modificaciones de los Estatutos Sociales.	3260		X
8. Transformaciones, fusiones o escisiones.	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la Sociedad o del Grupo.	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo.	3290		X
11. Situaciones consursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc).	3330		X
14. Otros hechos significativos.	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

PUNTO 6

- El Consejo de Administración de INDITEX, en su reunión celebrada en el día 11 de febrero de 2005, acordó aceptar la dimisión presentada por D. Juan Carlos Rodríguez Cebrián como Director General y vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.). El Consejo de Administración hizo constar en acta el reconocimiento a D. Juan Carlos Rodríguez Cebrián por su importante contribución a la trayectoria de INDITEX durante casi tres décadas y por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

- El Consejo de Administración de INDITEX, S.A., celebrado el 30 de marzo de 2005, adoptó el acuerdo de designar por cooptación, previo informe de la Comisión de Nombramientos y Retribuciones, a D. José Luis Vázquez Mariño como vocal del Consejo de Administración. El Sr. Vázquez Mariño (A Coruña, 1944), que se incorporó al Consejo de Administración en calidad de consejero independiente, es profesor mercantil, licenciado en Ciencias Económicas y Empresariales y censor jurado de cuentas, habiendo desarrollado su carrera profesional en Arthur Andersen, donde ocupó las direcciones Financiera y de Recursos Humanos a nivel mundial y fue socio-director para América Latina. En la actualidad, es miembro de los Consejos de Administración del Banco Pastor y de La Voz de Galicia, S.A.

PUNTO 14

- Con fecha 11 de febrero de 2005 se comunicó el cambio habido en el Consejo de Administración como consecuencia de la dimisión como consejero de la Sociedad presentada por D. Juan Carlos Rodríguez Cebrián.

- Con fecha 31 de marzo de 2005 se comunicó el cambio en el Consejo de Administración relativo a la designación por cooptación de D. José Luis Vázquez Mariño como vocal de dicho órgano.

INSTRUCCIONES PARA LA CUMPLIMENTACIÓN DEL AVANCE TRIMESTRAL DE RESULTADOS (GENERAL)

- Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

- Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

- Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.

- Se entenderá por normas internacionales de información financiera adoptadas (NIIF adoptadas), aquéllas que la Comisión Europea haya adoptado de acuerdo con el procedimiento establecido por el Reglamento (CE) No 1606/2002 del Parlamento Europeo y del Consejo, de 19 de julio de 2002.

- La información financiera contenida en este modelo se cumplimentará conforme a la normativa y principios contables de reconocimiento y valoración que sean de aplicación a la entidad para la elaboración de los estados financieros del periodo anual al que se refiere la información pública periódica que se presenta. Hasta los ejercicios que comiencen a partir del 1 de enero de 2007, las sociedades, excepto las entidades de crédito, que por aplicación de lo dispuesto en el Código de Comercio, se encuentren obligadas a formular las cuentas anuales consolidadas, y a la fecha de cierre de ejercicio únicamente hayan emitido valores de renta fija admitidos a cotización en una Bolsa de Valores, y que hayan optado por seguir aplicando las normas contenidas en la sección tercera, del título III del libro primero del Código de Comercio y las normas que las desarrollan, siempre y cuando no hubieran aplicado en un ejercicio anterior las NIIF adoptadas, presentarán la información pública periódica consolidada del apartado A) dentro de la rúbrica "Consolidado normativa nacional".

- DEFINICIONES:

(1) Importe neto de la cifra de negocio: comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.En el caso de que las magnitudes consolidadas deban presentarse de acuerdo con las NIIF adoptadas, la información a presentar en este apartado se elaborará de acuerdo a dichas normas.

(2) Resultado antes de impuestos de actividades continuadas: las entidades que presenten la información financiera periódica conforme a las NIIF adoptadas, incluirán en esta rúbrica el resultado antes de impuestos de las actividades continuadas.

(3) Resultado del ejercicio de actividades continuadas: este epígrafe únicamente será cumplimentado por las entidades que presenten su información financiera conforme a las NIIF adoptadas y reflejará el resultado después de impuestos de las actividades continuadas.

(4) Resultado del ejercicio: aquellas entidades que presenten su información financiera conforme a las NIIF adoptadas, registrarán en este epígrafe el resultado del ejercicio de actividades continuadas minorado o incrementado por el resultado después de impuestos de las actividades interrumpidas.

INDITEX, S.A.

Anejo a la información del primer trimestre de 2004 sobre la evolución de los negocios del emisor

1 de febrero a 30 de abril 2005

- **La Cifra de Negocios alcanza 1.406 millones de €, un 19% superior al primer trimestre de 2004.**
- **El Margen Bruto crece hasta 784 millones de €, un 23% mayor.**
- **El EBITDA se sitúa en 261 millones de €, un 18% superior.**
- **El Resultado de operaciones (EBIT) asciende a 180 millones de €, un 16% superior.**
- **El Beneficio Neto del primer trimestre alcanza 125 millones de € (20,1 céntimos de € por acción), un 21% superior.**
- **Apertura de 90 tiendas en el primer trimestre de 2005 (61 en el mismo periodo de 2004). El Grupo estima la apertura de entre 335 y 395 tiendas en el ejercicio 2005 (322 en 2004).**
- **Ejercicio de la opción de compra sobre un 9,95% de Stradivarius.**
- **Nombramiento de D. Pablo Isla como miembro del Consejo y Consejero Delegado.**

El presente documento tiene carácter puramente informativo y no constituye una oferta de venta, de canje o de adquisición, ni una invitación a formular ofertas de compra, sobre valores emitidos por ninguna de las sociedades mencionadas.

La información recogida en el presente documento puede contener manifestaciones sobre intenciones, expectativas o previsiones futuras. Todas aquellas manifestaciones, a excepción de aquellas basadas en datos históricos, son manifestaciones de futuro, incluyendo, entre otras, las relativas a nuestra posición financiera, estrategia de negocio, planes de gestión y objetivos para operaciones futuras. Dichas intenciones, expectativas o previsiones están afectadas, en cuanto tales, por riesgos e incertidumbres que podrían determinar que lo que ocurra en realidad no se corresponda con ellas.

Entre estos riesgos se incluyen, entre otros, la competencia del sector, las preferencias y las tendencias de gasto de los consumidores, las condiciones económicas y legales, las restricciones al libre comercio y/o la inestabilidad política en los distintos mercados donde está presente el Grupo Inditex o en aquellos países donde los productos del Grupo son fabricados o distribuidos.

Los riesgos e incertidumbres que podrían potencialmente afectar la información facilitada son difíciles de predecir. La compañía no asume la obligación de revisar o actualizar públicamente tales manifestaciones en caso de que se produzcan cambios o acontecimientos no previstos que pudieran afectar a las mismas.

La compañía facilita información sobre estos y otros factores que podrían afectar las manifestaciones de futuro, el negocio y los resultados financieros del Grupo Inditex, en los documentos que presenta ante la Comisión Nacional del Mercado de Valores de España. Se invita a todas aquellas personas interesadas a consultar dichos documentos.

1. Cuenta de resultados

Grupo Inditex

Cuenta de resultados del primer trimestre de 2005

Datos en millones de euros

	1er Trimestre 2005 (*)	1er Trimestre 2004 (*)	Var % 05/04	Año 2004
Ventas	1.405,9	1.183,0	19%	5.568,6
Coste de ventas	(622,2)	(544,7)		(2.483,4)
Margen bruto	**783,7**	**638,2**	**23%**	**3.085,2**
Margen Bruto porcentual	*55,7%*	*54,0%*		*55,4%*
Otros gastos de explotación	(522,8)	(416,8)	25%	(1.864,9)
Resultado operativo (EBITDA)	**260,9**	**221,5**	**18%**	**1.220,3**
Margen EBITDA	*18,6%*	*18,7%*		*21,9%*
Amortizaciones y depreciaciones	(80,9)	(66,7)	21%	(305,4)
Resultado de explotación (EBIT)	**180,0**	**154,8**	**16%**	**914,9**
Margen EBIT	*12,8%*	*13,1%*		*16,4%*
Resultados financieros	(0,8)	(5,2)		(24,8)
Otras ganancias y pérdidas netas	0,0	0,0		6,7
Resultado antes de impuestos	**179,2**	**149,5**	**20%**	**896,8**
Margen antes de impuestos	*12,7%*	*12,6%*		*16,1%*
Impuesto sobre beneficios	(52,9)	(44,0)		(251,0)
Resultado después de impuestos	**126,3**	**105,6**	**20%**	**645,8**
	9,0%	*8,9%*		*11,6%*
Resultados de minoritarios	(1,5)	(2,0)		(7,3)
Resultado del ejercicio	**124,8**	**103,5**	**21%**	**638,5**
Margen Neto	*8,9%*	*8,8%*		*11,5%*
Beneficio por acción, céntimos de euro (**)	**20,1**	**16,7**	**21%**	**102,8**

(*) Datos sin auditar

(**) Cálculo BPA sobre 620,9 millones de acciones en 1Q05 y 620,7 millones en 1Q04

2. Balances de situación resumidos

Grupo Inditex

Balance de situación consolidado al 30 de abril de 2005

Datos en millones de euros

	30 abril 2005 (*)	30 abril 2004 (*)	31 enero 2005
ACTIVO			
ACTIVOS CORRIENTES	*1.444,5*	*1.069,3*	*1.561,7*
Caja y equivalentes	711,6	385,1	771,8
Deudores	263,4	218,4	254,1
Existencias	459,8	449,7	517,9
Otros	9,7	16,1	17,9
ACTIVOS NO CORRIENTES	*2.744,0*	*2.347,1*	*2.651,2*
Inmovilizado material	2.079,9	1.786,2	2.012,7
Inmovilizado inmaterial	444,0	391,5	444,5
Inversiones financieras	25,4	25,3	25,1
Otros	194,6	144,2	168,8
TOTAL ACTIVO	*4.188,5*	*3.416,4*	*4.212,9*
PASIVO			
PASIVOS CORRIENTES	*1.223,7*	*835,9*	*1.372,4*
Acreedores	997,3	742,0	1.208,6
Deuda financiera	226,4	93,9	163,7
PASIVOS NO CORRIENTES	*447,2*	*502,8*	*447,2*
Deuda financiera	109,0	184,4	119,2
Pasivos por impuestos diferidos	88,2	71,4	89,2
Otros pasivos a largo plazo	250,0	247,0	238,8
PATRIMONIO NETO	*2.517,6*	*2.077,7*	*2.393,3*
Patrimonio neto atribuido a la dominante	2.498,8	2.064,6	2.376,1
Patrimonio neto atribuido a los minoritarios	18,7	13,1	17,2
TOTAL PASIVO	*4.188,5*	*3.416,4*	*4.212,9*

3. Comentarios:

Los Resultados del Primer Trimestre de 2005 son el primer informe que INDITEX publica bajo la nueva normativa internacional contable, NIIF, e incluye también los datos de los Resultados del Primer Trimestre de 2004 en base completamente comparable. La presentación sobre la Transición a NIIF puede encontrarse en http://www.inditex.com/es/accionistas_e_inversores/relacion_con_inversores/presentaciones/

3.1 Cuenta de resultados

- Cifra de negocios

Las ventas ascendieron a 1.406 millones de €, con un crecimiento del 19%, debido tanto al incremento de superficie de venta como al crecimiento de ventas en tiendas comparables.

El crecimiento de las ventas a tipos de cambio constantes ha sido del 20%. La diferencia se debe mayoritariamente a las depreciaciones de las divisas latinoamericanas como consecuencia de la debilidad del dólar frente al euro.

El detalle de las aperturas y tiendas existentes al final del periodo es el siguiente:

Formato	Aperturas Netas		Tiendas existentes	
	1T 2005	1T 2004	30 Abril 2005	30 Abril 2004
ZARA	21	15	744	641
KIDDY'S CLASS	6	7	135	110
PULL & BEAR	10	5	381	355
MASSIMO DUTTI	14	7	340	304
BERSHKA	16	7	318	260
STRADIVARIUS	7	8	234	199
OYSHO	9	4	113	80
ZARA HOME	7	8	69	34
Total	90	61	2.334	1.983

- Margen Bruto

El margen bruto del primer trimestre asciende a 784 millones de €, un 55,7% de las ventas (54,0% en el ejercicio anterior). Los principales motivos para la mejora de 180 puntos básicos en el margen bruto han sido el tipo de cambio más

favorable del dólar para las compras, la mejora de marcajes y el menor impacto de la liquidación de restos de la campaña otoño invierno.

En las circunstancias actuales, el Grupo estima obtener una mejora similar en el margen bruto del primer semestre y mantiene como mejor estimación de margen bruto para el conjunto del ejercicio, los niveles anuales de margen bruto del ejercicio 2004.

- Resultado de explotación (EBIT)

El resultado de las operaciones del primer trimestre asciende a 180 millones de euros, un 16% más que en el ejercicio precedente. Los costes operativos han crecido de acuerdo con el presupuesto del Grupo, e incluyen todos los gastos de lanzamiento de nuevas tiendas (esencialmente alquileres y salarios pagados por tiendas todavía no abiertas). El peso de costes operativos como proporción de ventas se ha elevado, reflejando la tendencia subyacente de mayores costes derivados de las nuevas tiendas, principalmente en mercados internacionales.

- Resultado del ejercicio

El resultado antes de impuestos del Grupo durante el primer trimestre ha crecido un 20%, hasta situarse en 179 millones de euros.

El resultado financiero neto tiene la siguiente composición:

Millones de euros	Primer trim 2005	Primer trim 2004
Gastos financieros netos	1,3	4,3
Diferencias de cambio netas	(2,1)	(9,5)
Total	(0,8)	**(5,2)**

La tasa fiscal aplicada al resultado del primer trimestre es la mejor estimación para el ejercicio 2005 según la información disponible.

El Resultado del período se ha incrementado un 21% hasta los 125 millones de euros.

3.2 Balance de situación

El Balance consolidado de INDITEX mantiene la misma estructura que presentaba al cierre del ejercicio pasado.

La posición financiera neta es la siguiente:

POSICIÓN DE CAJA (DEUDA) FINANCIERA NETA (Millones de euros)			
Epígrafe	*30 abril 2005*	*30 abril 2004*	*31 enero 2005*
Caja y equivalentes	711,6	385,1	771,8
Deuda financiera corriente	(226,4)	(93,9)	(163,7)
Deuda financiera no corriente	(109,0)	(184,4)	(119,2)
Posición financiera neta	**376,2**	**106,8**	**488,9**

El desglose del fondo de maniobra a 30 de abril de 2005 es el siguiente:

FONDO DE MANIOBRA (Millones de euros)			
Epígrafe	*30 abril 2005*	*30 abril 2004*	*31 enero 2005*
Existencias	459,8	449,7	517,9
Deudores	263,4	218,4	254,1
Acreedores corrientes	(997,3)	(742,0)	(1.208,6)
Otros	9,7	16,1	17,9
Fondo de maniobra operativo	(264,4)	(57,8)	(418,8)
Caja y equivalentes	711,6	385,1	771,8
Deuda financiera corriente	(226,4)	(93,9)	(163,7)
Fondo de maniobra financiero	**485,2**	**291,2**	**608,1**
Fondo de maniobra total	**220,8**	**233,3**	**189,4**

El volumen de inventarios y el compromiso de compra a cierre del primer trimestre son los adecuados para las expectativas de venta y de generación de margen bruto del segundo trimestre.

4. Otras informaciones

Durante las seis semanas transcurridas desde el inicio del segundo trimestre de 2005, las ventas en tiendas comparables muestran una evolución plana.

A la fecha actual, el Grupo estima la apertura de entre 335 y 395 tiendas en el ejercicio 2005, incluyendo las abiertas durante el primer trimestre, según el detalle siguiente:

Formato	Aperturas previstas en 2005			Total 2004
	Rango		% Internacional	
ZARA	110	120	85%	97
KIDDY'S CLASS	20	25	10%	26
PULL & BEAR	40	50	50%	21
MASSIMO DUTTI	30	40	65%	29
BERSHKA	45	50	65%	49
STRADIVARIUS	25	30	30%	36
OYSHO	30	40	45%	28
ZARA HOME	35	40	35%	36
Total aperturas netas	335	395		**322**

Las inversiones estimadas para el conjunto del ejercicio se sitúan entre 700 y 800 millones de euros.

5. Acuerdos del Consejo

El Consejo de Administración ha acordado, por cooptación, el nombramiento de D. Pablo Isla como miembro del Consejo. Asimismo, ha acordado su nombramiento como Consejero Delegado. Su condición de miembro del Consejo deberá ser ratificada por la Junta General de Accionistas a celebrar a mediados de julio

D. Fred Langhammer ha presentado su dimisión como miembro del Consejo, por motivos personales y con efectividad inmediata. INDITEX desea agradecer la importante contribución del Sr. Langhammer a lo largo de este período.

INDITEX ha acordado el ejercicio de la opción de compra sobre el 9,95% del capital de Stradivarius. Tras dicho ejercicio, Stradivarius pasa a ser 100% propiedad de INDITEX.

Los resultados del primer semestre de 2005 (1 de febrero a 31 de julio) se harán públicos el día 21 de septiembre de 2005.

Para más información:
Relación con inversores. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
r.inversores@inditex.com

INDITEX

INDITEX, S.A.
INTERIM THREE MONTHS 2005
CONSOLIDATED RESULTS

1 February to 30 April 2005

- Net sales reach €1,406 million, 19% higher than 1Q04.
- Gross margin rises to €784 million, 23% higher.
- Operating cash flow (EBITDA) stands at €261 million, 18% higher.
- Operating income (EBIT) comes to €180 million, 16% higher.
- Net income reaches €125 million (€20.1 cents per share), 21% higher.
- Net opening of 90 stores in the first quarter of 2005 (vs. 61 in 1Q04). The Group foresees the opening of between 335 and 395 new stores in fiscal year 2005 (322 in FY2004).
- Exercise of the option to acquire 9.95% of Stradivarius.
- Appointment of Mr. Pablo Isla as Chief Executive Officer and Board member.

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the INDITEX Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the INDITEX Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission).*

The contents of this disclaimer should be taken into account by all persons or entities.

1. Profit & loss statement

Grupo Inditex

Interim three months 2005 profit & loss statement

Millions of euros

	1Q 2005 (*)	1Q 2004 (*)	Var % 05/04	FY2004
Net sales	1,405.9	1,183.0	19%	5,568.6
Cost of sales	(622.2)	(544.7)		(2,483.4)
Gross profit	**783.7**	**638.2**	**23%**	**3,085.2**
Gross margin	*55.7%*	*54.0%*		*55.4%*
Operating expenses	(522.8)	(416.8)	25%	(1,864.9)
Operating cash flow (EBITDA)	**260.9**	**221.5**	**18%**	**1,220.3**
EBITDA margin	*18.6%*	*18.7%*		*21.9%*
Amortisation and depreciation	(80.9)	(66.7)	21%	(305.4)
Operating income (EBIT)	**180.0**	**154.8**	**16%**	**914.9**
EBIT margin	*12.8%*	*13.1%*		*16.4%*
Net financial results	(0.8)	(5.2)		(24.8)
Other net income and losses	0.0	0.0		6.7
Income before taxes	**179.2**	**149.5**	**20%**	**896.8**
EBT margin	*12.7%*	*12.6%*		*16.1%*
Taxes	(52.9)	(44.0)		(251.0)
Net income before minorities	**126.3**	**105.6**	**20%**	**645.8**
	9.0%	*8.9%*		*11.6%*
Minorities	(1.5)	(2.0)		(7.3)
Net income	**124.8**	**103.5**	**21%**	**638.5**
Net income margin	*8.9%*	*8.8%*		*11.5%*
Earnings per share, cents of euro (**)	**20.1**	**16.7**	**21%**	**102.8**

(*) Unaudited data

(**) Shares for EPS calculation 620.9 million for 1Q05 and 620.7 million for 1Q04

2. Consolidated Balance sheet

Grupo Inditex

Consolidated Balance Sheet as of 30 April 2005

Millions of euros

	30 April 2005 (*)	30 April 2004 (*)	31 Jan 2005
ASSETS			
CURRENT ASSETS	*1,444.5*	*1,069.3*	*1,561.7*
Cash & cash equivalents	711.6	385.1	771.8
Receivables	263.4	218.4	254.1
Inventories	459.8	449.7	517.9
Other	9.7	16.1	17.9
NON CURRENT ASSETS	*2,744.0*	*2,347.1*	*2,651.2*
Tangible assets	2,079.9	1,786.2	2,012.7
Intangible assets	444.0	391.5	444.5
Financial investments	25.4	25.3	25.1
Other	194.6	144.2	168.8
TOTAL ASSETS	*4,188.5*	*3,416.4*	*4,212.9*
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES	*1,223.7*	*835.9*	*1,372.4*
Payables	997.3	742.0	1,208.6
Financial debt	226.4	93.9	163.7
NON CURRENT LIABILITIES	*447.2*	*502.8*	*447.2*
Financial debt	109.0	184.4	119.2
Deferred taxes	88.2	71.4	89.2
Other	250.0	247.0	238.8
SHAREHOLDERS' EQUITY	*2,517.6*	*2,077.7*	*2,393.3*
Equity attributable to the Group	2,498.8	2,064.6	2,376.1
Minority interests	18.7	13.1	17.2
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	*4,188.5*	*3,416.4*	*4,212.9*

3. Comments:

The Interim Three Months 2005 Results is the first INDITEX report under IFRS and includes the Interim Three Months 2004 Results on a fully comparable basis. A presentation regarding the INDITEX Transition to IFRS can be found at http://www.inditex.com/en/shareholders_and_investors/investor_relations/presentations.

3.1 P&L account

- Net sales

Net sales reached €1,406 million, a 19% increase over 1Q04, due both to the increase in selling area and to like-for-like sales.

Sales growth in constant currency has been 20%. The lower growth in accounting terms is mainly due to the depreciation of Latin American currencies due to the weakness of the USD versus the Euro.

The breakdown of openings and existing stores at the end of the period is the following:

Concept	Net openings		Total stores	
	1Q 2005	1Q 2004	30 Apr 2005	30 Apr 2004
ZARA	21	15	744	641
KIDDY'S CLASS	6	7	135	110
PULL & BEAR	10	5	381	355
MASSIMO DUTTI	14	7	340	304
BERSHKA	16	7	318	260
STRADIVARIUS	7	8	234	199
OYSHO	9	4	113	80
ZARA HOME	7	8	69	34
Total	**90**	**61**	**2,334**	**1,983**

- Gross Margin

Gross margin in 1Q05 has reached €784 million, 55.7% on sales (vs. 54.0% in 1Q04). The 180 b.p. improvement in gross margin is due to sourcing benefits of a lower US dollar, higher mark-ups and lower clearance of Autumn-Winter ranges in the first weeks of the period.

Under current circumstances, Inditex estimates a similar gross margin gain for the whole of the First Half 2005 and maintains as its best estimate for the full year the FY2004 gross margin level.

- Operating income (EBIT)

EBIT in 1Q05 reached €180 million, 16% higher than in 1Q04. Operating expenses have grown in accordance with the Group's budget and include all the start-up costs for new openings (essentially leases and salaries paid for stores that are not yet open). The weight of Operating expenses on Sales has increased, reflecting the underlying trend of higher costs involved in new stores, mainly in international markets.

- Net income

Income before taxes has increased by 20% to reach €179 million.

The breakdown of financial results is shown below:

Millions of euros	1 Q 2005	1 Q 2004
Net financial expenses	1.3	4.3
Foreign exchange losses	(2.1)	(9.5)
Total	**(0.8)**	**(5.2)**

The tax rate for 1Q05 is the best estimate for FY2005 according with current information.

Net income has increased 21% to €125 million.

3.2 Balance sheet

The consolidated balance sheet of INDITEX maintains basically the same structure as in FYE2004.

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
	30 April 2005	*30 April 2004*	*31 Jan 2005*
Cash & cash equivalents	711.6	385.1	771.8
Current financial debt	(226.4)	(93.9)	(163.7)
Non current financial debt	(109.0)	(184.4)	(119.2)
NET FINANCIAL CASH (DEBT)	**376.2**	**106.8**	**488.9**

The table below shows the breakdown of working capital at 1Q05:

WORKING CAPITAL (Millions of euros)			
	30 April 2005	*30 April 2004*	*31 Jan 2005*
Inventories	459.8	449.7	517.9
Receivables	263.4	218.4	254.1
Payables	(997.3)	(742.0)	(1,208.6)
Other	9.7	16.1	17.9
Operating working capital	**(264.4)**	**(57.8)**	**(418.8)**
Cash & cash equivalents	711.6	385.1	771.8
Current financial debt	(226.4)	(93.9)	(163.7)
Financial working capital	**485.2**	**291.2**	**608.1**
Total working capital	**220.8**	**233.3**	**189.4**

The inventory position and commitment levels at the closing of the 1Q05 are according to the expected sales and gross margin generation for the second quarter.

4. Other information

During the six weeks since the begining of the 2Q05 LFL sales peformance is flat.

At the present date, the Group estimates the net opening of between 335 and 395 stores in FY2005, including those opened during the first quarter. A detailed list of the openings is shown below:

Concept	FY 2005 Openings forecast				Total 2004
	Range			% Interna-tional	
ZARA	110	-	120	85%	97
KIDDY'S CLASS	20	-	25	10%	26
PULL & BEAR	40	-	50	50%	21
MASSIMO DUTTI	30	-	40	65%	29
BERSHKA	45	-	50	65%	49
STRADIVARIUS	25	-	30	30%	36
OYSHO	30	-	40	45%	28
ZARA HOME	35	-	40	35%	36
Total net openings	335	-	395		322

Expected **CAPEX for FY2005** is between €700 million and €800 million.

5. Agreements of the Board of Directors

Mr. Pablo Isla has been appointed Chief Executive Officer and board member of Inditex. The appointment should be ratified at Inditex Annual General Meeting in mid-July.

Mr. Fred Langhammer has announced his departure from our Board of Directors for personal reasons effective today. Inditex would like to thank Mr. Langhammer for his significant contribution during his tenure.

Inditex has agreed to exercise the option to acquire 9.95% of Stradivarius. Following this exercise of the option Stradivarius will be 100%-owned by Inditex.

The Interim Half Year 2005 results (1 February – 31 July) will be published on 21 September 2005

For more information:

Investor Relations. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
ir@inditex.com

INDITEX

El beneficio neto de Inditex creció un 21% en el primer trimestre del ejercicio 2005

La cifra de negocio ascendió a 1.406 millones de euros, un 19% más que en el mismo periodo de 2004, y el margen bruto fue un 23% mayor

El Consejo de Administración acordó el nombramiento de Pablo Isla como Consejero Delegado y el ejercicio de la opción de compra sobre un 9,95% de Stradivarius, alcanzando el 100%

Inditex abrió 90 nuevas tiendas en el primer trimestre y prevé entre 335 y 395 aperturas en el conjunto del ejercicio 2005

13 de junio de 2005.- La cifra de negocio del grupo Inditex ascendió en el primer trimestre del ejercicio 2004 a 1.406 millones de euros. Esta cifra es un 19% superior a la del mismo periodo del año anterior, como consecuencia tanto del incremento de la superficie de venta del grupo como del crecimiento de las ventas en tiendas comparables. El aumento de las ventas a tipos de cambio constantes se hubiera situado en el 20%.

El beneficio neto de este primer trimestre (del 1 de febrero al 30 de abril de 2005) se ha elevado hasta 125 millones de euros, un 21% más que en el primer trimestre de 2004. El resultado operativo (EBIT) y el *cash flow* de explotación (EBITDA) crecieron un 16% y un 18% respectivamente. El margen bruto sobre ventas del primer trimestre de 2005 se situó en el 55,7%, con una mejora de 180 puntos básicos.

Los costes operativos han crecido de acuerdo con el presupuesto del grupo, reflejando su incremento el mayor número de aperturas internacionales. En el primer trimestre de 2005 se han abierto 90 nuevas tiendas y la previsión para el conjunto del ejercicio se sitúa entre 335 y 395 aperturas, con una inversión prevista entre 700 y 800 millones de euros.

Formato	Aperturas Netas 1T 2005	Aperturas Netas 1T 2004	Tiendas existentes 30 Abril 2005	Tiendas existentes 30 Abril 2004
ZARA	21	15	744	641
KIDDY´S CLASS	6	7	135	110
PULL & BEAR	10	5	381	355
MASSIMO DUTTI	14	7	340	304
BERSHKA	16	7	318	260
STRADIVARIUS	7	8	234	199
OYSHO	9	4	113	80
ZARA HOME	7	8	69	34
Total	**90**	**61**	**2.334**	**1.983**

Formato	Aperturas previstas en 2005 Rango			Aperturas previstas en 2005 % Internacional	Total 2004
ZARA	**110**	-	**120**	85%	97
KIDDY'S CLASS	**20**	-	**25**	10%	26
PULL & BEAR	**40**	-	**50**	50%	21
MASSIMO DUTTI	**30**	-	**40**	65%	29
BERSHKA	**45**	-	**50**	65%	49
STRADIVARIUS	**25**	-	**30**	30%	36
OYSHO	**30**	-	**40**	45%	28
ZARA HOME	**35**	-	**40**	35%	36
Total aperturas netas	**335**	-	**395**		**322**

Acuerdos del Consejo

El Consejo de Administración de Inditex ha acordado la designación de Pablo Isla Álvarez de Tejera como miembro de este Consejo y Consejero Delegado, de acuerdo al informe previo favorable de la Comisión de Nombramientos y Retribuciones. Asimismo, se ha acordado el ejercicio de la opción de compra sobre el 9,95% del capital de Stradivarius, alcanzando así el 100%, por un importe de 15 millones de euros.

Para más información:
INDITEX
Comunicación Corporativa
+34 981 185 400
comunicacion@inditex.com

Grupo Inditex

Cuenta de resultados del primer trimestre de 2005

Datos en millones de euros

	1er Trimestre 2005 (*)	1er Trimestre 2004 (*)	Var % 05/04	Año 2004
Ventas	1.405,9	1.183,0	19%	5.568,6
Coste de ventas	(622,2)	(544,7)		(2.483,4)
Margen bruto	**783,7**	**638,2**	**23%**	**3.085,2**
Margen Bruto porcentual	*55,7%*	*54,0%*		*55,4%*
Otros gastos de explotación	(522,8)	(416,8)	25%	(1.864,9)
Resultado operativo (EBITDA)	**260,9**	**221,5**	**18%**	**1.220,3**
Margen EBITDA	*18,6%*	*18,7%*		*21,9%*
Amortizaciones y depreciaciones	(80,9)	(66,7)	21%	(305,4)
Resultado de explotación (EBIT)	**180,0**	**154,8**	**16%**	**914,9**
Margen EBIT	*12,8%*	*13,1%*		*16,4%*
Resultados financieros	(0,8)	(5,2)		(24,8)
Otras ganancias y pérdidas netas	0,0	0,0		6,7
Resultado antes de impuestos	**179,2**	**149,5**	**20%**	**896,8**
Margen antes de impuestos	*12,7%*	*12,6%*		*16,1%*
Impuesto sobre beneficios	(52,9)	(44,0)		(251,0)
Resultado después de impuestos	**126,3**	**105,6**	**20%**	**645,8**
	9,0%	*8,9%*		*11,6%*
Resultados de minoritarios	(1,5)	(2,0)		(7,3)
Resultado del ejercicio	**124,8**	**103,5**	**21%**	**638,5**
Margen Neto	*8,9%*	*8,8%*		*11,5%*
Beneficio por acción, céntimos de euro (**)	**20,1**	**16,7**	**21%**	**102,4**
(*) Datos sin auditar				
(**) Calculado sobre acciones	620.910.527	620.695.780		

Grupo Inditex

Balance de situación consolidado al 30 de abril de 2005

Datos en millones de euros

	30 abril 2005 (*)	30 abril 2004 (*)	31 enero 2005
ACTIVO			
ACTIVOS CORRIENTES	***1.444,5***	***1.069,3***	***1.561,7***
Caja y equivalentes	711,6	385,1	771,8
Deudores	263,4	218,4	254,1
Existencias	459,8	449,7	517,9
Otros	9,7	16,1	17,9
ACTIVOS NO CORRIENTES	***2.744,0***	***2.347,1***	***2.651,2***
Inmovilizado material	2.079,9	1.786,2	2.012,7
Derechos sobre locales arrendados	444,0	391,5	444.5
Inversiones financieras	25,4	25,3	25,1
Otros	194,6	144,2	168,8
TOTAL ACTIVO	***4.188,5***	***3.416,4***	***4.212,9***
PASIVO			
PASIVOS CORRIENTES	***1.223,7***	***835,9***	***1.372,4***
Acreedores	997,3	742,0	1.208,6
Deuda financiera	226,4	93,9	163,7
PASIVOS NO CORRIENTES	***447,2***	***502,8***	***447,2***
Deuda financiera	109,0	184,4	119,2
Pasivos por impuestos diferidos	88,2	71,4	89,2
Otros pasivos a largo plazo	250,0	247,0	238,8
PATRIMONIO NETO	***2.517,6***	***2.077,7***	***2.393,3***
Patrimonio neto atribuido a la dominante	2.498,8	2.064,6	2.376.1
Patrimonio neto atribuido a los minoritarios	18,7	13,1	17,2
TOTAL PASIVO	***4.188,5***	***3.416,4***	***4.212,9***

INDITEX

Results
Interim Three Months 2005

13 June 2005

DISCLAIMER

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission).*

The contents of this disclaimer should be taken into account by all persons or entities.

INDEX

Interim 3-Months 2005: Overview

- Sales growth +19% (+20% in constant currency)
- Gross Margin expansion by 180 b.p. to 55.7%
- EBIT Growth +16%
- 90 net store openings to 2,334
- Net income growth +21%
- EPS of 20.1 cents

Highlights

million €	1Q2005	1Q2004	% 05/04
NET SALES	**1,406**	**1,103**	**19%**
GROSS MARGIN	**784**	**638**	**23%**
% margin	*55.7%*	*54.0%*	
EBITDA	**261**	**222**	**18%**
EBITDA margin	*18.6%*	*18.7%*	
EBIT	**180**	**180**	**16%**
EBIT margin	*12.8%*	*13.1%*	
NET INCOME	**125**	**104**	**21%**
EPS (€ cents)	20.1	16.6	

Openings

	Net openings		Stores as of 30 April 05	Stores as of 30 April 04
	1Q05	1Q04		
ZARA	21	15	744	641
KIDDY'S CLASS	6	7	135	110
PULL & BEAR	10	5	381	355
MASSIMO DUTTI	14	7	340	304
BERSHKA	16	7	318	260
STRADIVARIUS	7	8	234	199
OYSHO	9	4	113	80
ZARA HOME	7	8	69	34
Total net openings	90	61	2,334	1,983

Sales performance per concept

INDITEX


P&B
BSK
KC
Oysho
STV
ZH
Group average
MD
Zara

Gross Margin drivers Interim 3-Months 05

INDITEX

Better mark-ups

Lower Clearance in Feb. 05 vs. Feb. 04

Positive currency impact

Non-Zara concepts

- 180 b.p. improvement
- Similar improvement expected for 1H05
- FY2005 Gross Margin at FY2004 level (55.4%)

Operating expenses on sales


40.0%
38.0%
36.0%
34.0%
32.0%
30.0%
37.2%
35.2%
1Q05
1Q04

Higher costs involved in new stores, mainly in international markets

Inventory position

	1Q2005	1Q2004
Inventory position (€ mill.)	460	450
Increase y-o-y	2%	1%

Working capital

WORKING CAPITAL (Millions of euros)			
	30 April 2005	*30 April 2004*	*31 Jan 2005*
Inventories	459,8	449,7	517,9
Receivables	263,4	218,4	254,1
Payables	(997,3)	(742,0)	(1.208,6)
Other	9,7	16,1	17,9
Operating working capital	**(264,4)**	**(57,8)**	**(418,8)**
Cash & cash equivalents	711,6	385,1	771,8
Current financial debt	(226,4)	(93,9)	(163,7)
Financial working capital	**485,2**	**291,2**	**608,1**
Total working capital	**220,8**	**233,3**	**189,4**

Financial position


NET FINANCIAL POSITION
MILLION EURO
600
500
400
300
200
100
0
(100)
106.8
(50.5)
170.9
491.8
376.2
Q104
Q2 04
Q3 04
Q4 04
Q105

Growth prospects

Stradivarius

- Exercise of option to acquire 9.95%
- Stradivarius 100%-owned by Inditex

1H 2005: Outlook

- Start of Q2 - LFL Sales in first six weeks of Q2 is flat
- Q2 inventory and commitment levels adequately set for softer top-line growth and sustained gross margins
- Similar Gross Margin gain for 1H 2005 to that of 1Q 2005

FY2005: CAPEX

- **Expected CAPEX 700 - 800 MM €**
- **Store opening plan:**

	Range		% Int'l openings
ZARA	110	120	85%
KIDDY'S CLASS	20	25	10%
PULL & BEAR	40	50	50%
MASSIMO DUTTI	30	40	65%
BERSHKA	45	50	65%
STRADIVARIUS	25	30	30%
OYSHO	30	40	45%
ZARA HOME	35	40	35%
total net openings	**335**	**395**	

FY2005: Outlook

- 335 / 395 store openings
- +15% / +20% space growth
- Best estimate for Gross Margin in F2005 at F2004 levels (55.4%)
- Operating expenses growth according to budget, reflecting the underlying trend of higher costs involved in new stores, mainly in international markets

Agreements of the Board of Directors

- Mr. Pablo Isla appointed Chief Executive Officer and Board Member
- To be ratified by the AGM in mid-July

INDITEX

Q & A

13 June 2005

ANEXO I

INFORME ANUAL DE GOBIERNO CORPORATIVO

SOCIEDADES ANÓNIMAS COTIZADAS

DATOS IDENTIFICATIVOS DEL EMISOR

EJERCICIO 2004

C.I.F. A-15075062

Denominación Social:

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.)

Domicilio Social:

AVENIDA DE LA DIPUTACIÓN, EDIFICIO INDITEX
ARTEIXO
A CORUÑA
15142
ESPAÑA

Para una mejor comprensión del modelo y posterior elaboración del mismo, es necesario leer las instrucciones que para su cumplimentación figuran al final del presente informe.

A ESTRUCTURA DE LA PROPIEDAD

A.1. Complete el siguiente cuadro sobre el capital social de la sociedad:

Fecha última modificación	Capital social (€)	Número de acciones
20-07-2000	93.499.560,00	623.330.400

En el caso de que existan distintas clases de acciones, indíquelo en el siguiente cuadro:

Clase	Número de acciones	Nominal unitario

A.2. Detalle los titulares directos e indirectos de participaciones significativas, de su entidad a la fecha de cierre de ejercicio, excluídos los consejeros:

Nombre o denominación social del accionista	Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
DÑA. ROSALÍA MERA GOYENECHEA	0	43.590.000	6,993
ROSP CORUNNA PARTICIPACIONES EMPRESARIALES, S.L.	43.590.000	0	6,993

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas	% Sobre el capital social
ROSP CORUNNA PARTICIPACIONES EMPRESARIALES, S.L.	43.590.000	6,993
Total:	**43.590.000**	

Indique los movimientos en la estructura accionarial más significativos, acaecidos durante el ejercicio:

Nombre o denominación social del accionista	Fecha operación	Descripción de la operación

A.3. Complete los siguientes cuadros sobre los miembros del consejo de administración de la sociedad, que posean acciones de la sociedad:

Nombre o denominación social del consejero	Fecha primer nombramiento	Fecha último nombramiento	Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
D. AMANCIO ORTEGA GAONA	12-06-1985	20-07-2000	63	369.600.000	59,294
D. JOSÉ MARÍA CASTELLANO RÍOS	12-06-1985	20-07-2000	1.393.902	0	0,224
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	28-02-1997	16-07-2004	2.149.296	0	0,345

D. ANTONIO ABRIL ABADÍN	12-12-2002	18-07-2003	144.975	0	0,023
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS	30-05-1997	16-07-2004	28.345	0	0,005
D. FRED HORST LANGHAMMER	20-04-2001	20-04-2001	25.000	0	0,004
D. FRANCISCO LUZÓN LÓPEZ	28-02-1997	16-07-2004	134.568	565	0,022
DÑA. IRENE RUTH MILLER	20-04-2001	20-04-2001	24.199	0	0,004
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA	02-01-1993	20-07-2000	21.699	0	0,003
GARTLER, S.L.	13-12-2004	13-12-2004	0	0	0,000

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas
CAÑABARA, S.A.	565
GARTLER, S.L.	369.600.000
Total:	**369.600.565**

% Total del capital social en poder del consejo de administración	59,924

Complete los siguientes cuadros sobre los miembros del consejo de administración de la sociedad, que posean derechos sobre acciones de la sociedad:

Nombre o denominación social del consejero	Número de derechos de opción directos	Número de derechos de opción indirectos	Número de acciones equivalentes	% Total sobre el capital social

A.4. Indique, en su caso, las relaciones de índole familiar, comercial, contractual o societaria que existan entre los titulares de participaciones significativas, en la medida en que sean conocidas por la sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

Nombres o denominaciones sociales relacionados	Tipo de relación	Breve descripción

A.5. Indique, en su caso, las relaciones de índole comercial, contractual o societaria que existan entre los titulares de participaciones significativas, y la sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

Nombres o denominaciones sociales relacionados	Tipo de relación	Breve descripción

A.6. Indique los pactos parasociales celebrados entre accionistas que hayan sido comunicados a la sociedad:

Intervenientes pacto parasocial	% del capital social afectado	Breve descripción del pacto

Indique, en su caso, las acciones concertadas existentes entre los accionistas de su empresa y que sean conocidas por la sociedad:

Intervenientes acción concertada	% del capital social afectado	Breve descripción de la acción concertada
	-	

En el caso de que durante el ejercicio se haya producido alguna modificación o ruptura de dichos pactos o acuerdos o acciones concertadas, indíquelo expresamente.

A.7. Indique si existe alguna persona física o jurídica que ejerza o pueda ejercer el control sobre la sociedad de acuerdo con el artículo 4 de la Ley del Mercado de Valores:

Nombre o denominación social
GARTLER, S.L.

Observaciones
D. AMANCIO ORTEGA GAONA, A TRAVÉS DE GARTLER, S.L., DETENTA EL 59,294% DEL CAPITAL SOCIAL

A.8. Complete los siguientes cuadros sobre la autocartera de la sociedad:

A fecha de cierre del ejercicio:

Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
41.000	0	0,007

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas
Total:	

Detalle las variaciones significativas, de acuerdo con lo dispuesto en el Real Decreto 377/1991, realizadas durante el ejercicio:

Fecha	Número de acciones directas	Número de acciones indirectas	% Total sobre el capital social

Resultados obtenidos en el ejercicio por operaciones de autocartera (en miles de euros)	0

A.9. Detalle las condiciones y el/los plazo/s de la/s autorización/es de la junta al consejo de administración para llevar a cabo las adquisiciones o transmisiones de acciones propias descritas en el apartado A.8.

A la fecha de emisión del presente informe se encuentra vigente la autorización concedida por la Junta General de accionistas de la sociedad celebrada el 18 de julio de 2003, en virtud de la cual el Consejo de Administración quedaba habilitado para adquirir acciones propias. A continuación se transcribe el tenor literal del acuerdo adoptado por la referida Junta General en el punto sexto del Orden del Día:

"Autorizar al Consejo de Administración para que, de conformidad con lo establecido en el artículo 75 y siguientes de la Ley de Sociedades Anónimas, pueda proceder a la adquisición derivativa de acciones propias bien directamente,

bien a través de cualesquiera sociedades filiales en las que la Sociedad sea sociedad dominante, con respeto de los límites y requisitos legales y de las siguientes condiciones:

a) Modalidades de adquisición: la adquisición se hará por título de compraventa, permuta o dación en pago.

b) Número máximo de acciones a adquirir: acciones con un valor nominal que, sumado al de las que ya se posean por la Sociedad, directa o indirectamente, no exceda del 5% del capital social.

c) Precios máximo y mínimo: el precio mínimo de adquisición de las acciones será su valor nominal y el precio máximo será hasta un 105% de su valor de cotización en la fecha de adquisición.

d) Duración de la autorización: dieciocho (18) meses desde la fecha del presente acuerdo.

A los efectos de lo dispuesto en el último párrafo del apartado 1 del articulo 75 de la Ley de Sociedades Anónimas, en su redacción dada por la Ley 55/1999, de 29 de diciembre, se indica que las acciones que se adquieran en virtud de la presente autorización, podrán destinarse por la Sociedad, entre otros fines, a su entrega a los empleados o administradores de la Sociedad ya sea directamente o como consecuencia del ejercicio de derechos de opción de los que aquellos sean titulares, en virtud de planes de retribución del personal de la Sociedad o de su Grupo aprobados por la Junta General de Accionistas.

La presente autorización deja sin efecto la autorización aprobada por la Junta General de Accionistas celebrada el día 19 de julio de 2002."

A.10. Indique, en su caso, las restricciones legales y estatutarias al ejercicio de los derechos de voto, así como las restricciones legales a la adquisición o transmisión de participaciones en el capital social:

Todas las acciones de la sociedad cuentan con los mismos derechos politicos y económicos, sin que existan restricciones legales ni estatutarias a la adquisición o transmisión de acciones.

Por lo que respecta al ejercicio de los derechos de voto, la única restricción es la contenida en el artículo 44 de la Ley de Sociedades Anónimas (en adelante, "LSA"), relativa a que el accionista que se hallare en mora en el pago de los dividendos pasivos no podrá ejercitar el derecho de voto.

B ESTRUCTURA DE LA ADMINISTRACIÓN DE LA SOCIEDAD

B.1. Consejo de Administración

B.1.1. Detalle el número máximo y mínimo de consejeros previstos en los estatutos:

Número máximo de consejeros	12
Número mínimo de consejeros	5

B.1.2. Complete el siguiente cuadro con los miembros del consejo:

Nombre o denominación social del consejero	Representante	Cargo en el consejo	Fecha primer nombramiento	Fecha último nombramiento	Procedimiento de elección
D. AMANCIO ORTEGA GAONA		PRESIDENTE	12-06-1985	20-07-2000	JUNTA GENERAL
D. JOSÉ MARÍA CASTELLANO RÍOS		VICEPRESIDENTE	12-06-1985	20-07-2000	JUNTA GENERAL
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN		CONSEJERO	28-02-1997	16-07-2004	JUNTA GENERAL
D. ANTONIO ABRIL ABADÍN		SECRETARIO CONSEJERO	12-12-2002	18-07-2003	JUNTA GENERAL
GARTLER, S.L.	DÑA. FLORA PÉREZ MARCOTE	CONSEJERO	13-12-2004	13-12-2004	COOPTACIÓN
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS		CONSEJERO	30-05-1997	16-07-2004	JUNTA GENERAL
D. FRED HORST LANGHAMMER		CONSEJERO	20-04-2001	20-04-2001	JUNTA GENERAL
D. FRANCISCO LUZÓN LÓPEZ		CONSEJERO	28-02-1997	16-07-2004	JUNTA GENERAL
DÑA. IRENE RUTH MILLER		CONSEJERO	20-04-2001	20-04-2001	JUNTA GENERAL
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA		CONSEJERO	02-01-1993	20-07-2000	JUNTA GENERAL

Número Total de Consejeros	10

Indique los ceses que se hayan producido durante el periodo en el consejo de administración:

Nombre o denominación social del consejero	Fecha de baja
ROSP CORUNNA, S.L.	10-06-2004

B.1.3. Complete los siguientes cuadros sobre los miembros del consejo y su distinta condición:

CONSEJEROS EJECUTIVOS

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Cargo en el organigrama de la sociedad
D. AMANCIO ORTEGA GAONA		PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS		VICEPRESIDENTE-CONSEJERO DELEGADO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CONSEJERO
D. ANTONIO ABRIL ABADÍN	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	SECRETARIO CONSEJERO

CONSEJEROS EXTERNOS DOMINICALES

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Nombre o denominación social del accionista significativo a quien representa o que ha propuesto su nombramiento
GARTLER, S.L.	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	D. AMANCIO ORTEGA GAONA

CONSEJEROS EXTERNOS INDEPENDIENTES

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Perfil
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CONSEJERO INDEPENDIENTE DESDE MAYO DE 1997. LICENCIADO EN DERECHO Y CIENCIAS EMPRESARIALES POR ICADE, ES TÉCNICO COMERCIAL Y ECONOMISTA DEL ESTADO Y MBA POR LA NORTHWESTERN UNIVERSITY. HA SIDO VICEPRESIDENTE DEL INSTITUTO NACIONAL DE INDUSTRIA, PRESIDENTE DE IBERIA Y AVIACO, MIEMBRO DEL COMITÉ EJECUTIVO DE INTERNATIONAL AIR TRANSPORT ASSOCIATION, PRESIDENTE DEL CÍRCULO DE EMPRESARIOS, DE LA ASOCIACIÓN ESPAÑOLA DE FABRICANTES DE AUTOMÓVILES Y CAMIONES Y DE LA ORGANIZACIÓN INTERNACIONAL DE CONSTRUCTORES DE AUTOMÓVILES. EN LA ACTUALIDAD ES PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN DE DAIMLER CHRYSLER ESPAÑA , DE FRATERNIDAD – MUPRESPA, DE GONZÁLEZ BYASS, S.A. Y CONSEJERO DE ACCIONA, S.A.
D. FRED HORST LANGHAMMER	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CONSEJERO INDEPENDIENTE DESDE ABRIL DE 2001. INICIÓ SU CARRERA PROFESIONAL EN EATONS, OPERADOR CANADIENSE DE GRANDES ALMACENES, Y MÁS TARDE FUE NOMBRADO CONSEJERO DELEGADO DE DODWELL IMPORT, UNA FILIAL JAPONESA DE LA BRITÁNICA INCHCAPE. EN 1975 ENTRÓ A FORMAR PARTE DE THE ESTEE LAUDER COMPANIES INC. EN CALIDAD DE PRESIDENTE DE ESTEE LAUDER JAPÓN. EN 1982 FUE NOMBRADO CONSEJERO DELEGADO DE ESTEE LAUDER ALEMANIA Y EN 1985 SE TRASLADÓ A NUEVA YORK Y FUE PROMOVIDO A PRESIDENTE Y DIRECTOR DE OPERACIONES DE THE ESTEE LAUDER COMPANIES INC. EN 1999 FUE NUEVAMENTE PROMOVIDO AL CARGO DE PRESIDENTE Y CONSEJERO DELEGADO. DESDE JULIO DE 2004, ES PRESIDENTE DE GLOBAL AFFAIRS. EL SR. LANGHAMMER ES MIEMBRO DEL CONSEJO DE WALT DISNEY COMPANY Y DE THE GILLETTE COMPANY. ES PRESIDENTE CONJUNTO DEL INSTITUTO AMERICANO DE ESTUDIOS DE ALEMÁN CONTEMPORÁNEO DE LA JOHN HOPKINS UNIVERSITY Y MIEMBRO TITULAR DE LA ASOCIACIÓN PARA LA POLÍTICA EXTERIOR.

D. FRANCISCO LUZÓN LÓPEZ	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CONSEJERO INDEPENDIENTE DESDE FEBRERO DE 1997. LICENCIADO EN CIENCIAS ECONÓMICAS Y EMPRESARIALES POR LA UNIVERSIDAD DE BILBAO, HA COLABORADO COMO PROFESOR EN LA UNIVERSIDAD DE DEUSTO (BILBAO). SE INCORPORÓ AL BANCO DE VIZCAYA EN 1972, DESARROLLANDO UNA AMPLIA EXPERIENCIA EN ESTE GRUPO EN DIFERENTES UNIDADES Y FUNCIONES, ACCEDIENDO AL CARGO DE CONSEJERO DIRECTOR GENERAL EN 1986. EN 1988, Y TRAS SU FUSIÓN CON EL BANCO DE BILBAO, PASÓ A SER MIEMBRO DEL CONSEJO DE ADMINISTRACIÓN DEL BANCO BILBAO VIZCAYA. A FINALES DEL MISMO AÑO FUE NOMBRADO PRESIDENTE DEL BANCO EXTERIOR DE ESPAÑA, CARGO QUE DESEMPEÑÓ DE 1988 A 1996. EN 1991 IMPULSÓ LA CREACIÓN DEL NUEVO GRUPO BANCARIO ARGENTARIA, DEL QUE FUE FUNDADOR Y PRESIDENTE HASTA 1996. A PARTIR DE DICHO AÑO, SE INCORPORÓ AL BANCO SANTANDER CENTRAL HISPANO COMO CONSEJERO DIRECTOR GENERAL, ADJUNTO AL PRESIDENTE Y RESPONSABLE DE ESTRATEGIA, COMUNICACIÓN Y RELACIONES INSTITUCIONALES, SIENDO EN LA ACTUALIDAD RESPONSABLE DEL ÁREA LATINOAMERICANA DE LA MENCIONADA INSTITUCIÓN FINANCIERA. ES VICEPRESIDENTE MUNDIAL DE UNIVERSIA Y PRESIDENTE DEL CONSEJO SOCIAL DE LA UNIVERSIDAD DE CASTILLA-LA MANCHA.

DÑA. IRENE RUTH MILLER	COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CONSEJERA INDEPENDIENTE DESDE ABRIL DE 2001. LICENCIADA EN CIENCIAS POR LA UNIVERSIDAD DE TORONTO Y MASTER EN CIENCIAS QUÍMICAS POR LA UNIVERSIDAD DE CORNELL. INICIÓ SU CARRERA PROFESIONAL EN GENERAL FOODS CORPORATION Y MÁS TARDE TRABAJÓ EN BANCA DE INVERSIÓN EN ROTHSCHILD INC. Y MORGAN STANLEY & CO. EN 1991 SE INCORPORÓ A BARNES & NOBLE COMO SENIOR VICE PRESIDENT DE CORPORATE FINANCE Y EN 1993, ANTES DE LA SALIDA A BOLSA DE BARNES & NOBLE. FUE NOMBRADA DIRECTORA FINANCIERA DE DICHA SOCIEDAD. EN 1995, FUE DESIGNADA CONSEJERA Y VICEPRESIDENTA DEL CONSEJO DE ADMINISTRACIÓN DE BARNES & NOBLE. EN LA ACTUALIDAD ES CONSEJERA DELEGADA DE AKIM. INC., UNA COMPAÑÍA DE INVERSIÓN Y CONSULTORÍA NORTEAMERICANA. EN LA QUE TRABAJA DESDE 1997. TAMBIÉN ES MIEMBRO DE LOS CONSEJOS DE ADMINISTRACIÓN DE COACH INC. (DONDE ES LEAD DIRECTOR), BARNES & NOBLE, INC. Y THE BODY SHOP INTERNATIONAL PLC. CON ANTERIORIDAD FORMÓ PARTE DE LOS CONSEJOS DE ADMINISTRACIÓN DE OAKLEY INC. Y BENCKISER N.V.

D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA		CONSEJERO INDEPENDIENTE DESDE ENERO DE 1993. LICENCIADO EN DERECHO POR LA UNIVERSIDAD DE MADRID, INICIÓ SU CARRERA PROFESIONAL EN EL BANCO DE VIZCAYA EN 1962. TRAS OCUPAR DIVERSAS POSICIONES DIRECTIVAS, FUE NOMBRADO DIRECTOR GENERAL EN 1978. CONSEJERO EN 1984 Y CONSEJERO DELEGADO EN 1986. EN 1988, TRAS SU FUSIÓN CON EL BANCO BILBAO FUE NOMBRADO CONSEJERO DELEGADO DE BANCO BILBAO VIZCAYA. HA SIDO PRESIDENTE DE AHORROBANK, BANCO DE CRÉDITO CANARIO, BANCO OCCIDENTAL, INSTITUTO DE BIOLOGÍA Y SUEROTERAPIA Y LABORATORIOS DELAGRANGE Y CONSEJERO DE ANTIBIÓTICOS, S.A. EN LA ACTUALIDAD ES PRESIDENTE DEL BANCO GALLEGO. VICEPRESIDENTE DE ACCIONA, S.A., CONSEJERO DE NECSO, S.A. Y MIEMBRO DEL CONSEJO ASESOR EUROPEO DE CITIGROUP GLOBAL MARKETS. ES PRESIDENTE DEL REAL PATRONATO DEL MUSEO NACIONAL CENTRO DE ARTE REINA SOFÍA Y MIEMBRO DE LOS REALES PATRONATOS DEL MUSEO DEL PRADO Y DE LA BIBLIOTECA NACIONAL. PRESIDE LA FUNDACIÓN PRIVADA JOSÉ ANTONIO DE CASTRO Y ES MIEMBRO DE OTRAS FUNDACIONES E INSTITUCIONES. GRAN CRUZ DEL MÉRITO CIVIL Y COMMANDER OF THE BRITISH EMPIRE (C.B.E.).

OTROS CONSEJEROS EXTERNOS

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento

Detalle los motivos por los que no se puedan considerar dominicales o independientes:

Indique las variaciones que, en su caso, se hayan producido durante el periodo en la tipología de cada consejero:

Nombre o denominación social del consejero	Fecha del cambio	Condición anterior	Condición actual

B.1.4. Indique si la calificación de los consejeros realizada en el punto anterior se corresponde con la distribución prevista en el reglamento del consejo:

El Reglamento del Consejo dispone que el Consejo de Administración estará integrado por consejeros de las tres categorías que se señalan a continuación:

a) Consejeros ejecutivos, entendiéndose por tales el o los consejeros delegados y los que por cualquier otro título desempeñen responsabilidades de gestión dentro de la sociedad.

b) Consejeros dominicales, entendiéndose por tales los titulares o los representantes de los titulares de participaciones significativas estables en el capital de la sociedad que, independientemente de que den o no derecho a un puesto en el órgano de administración, se hayan estimado suficientemente significativas por el Consejo.

c) Consejeros independientes, entendiéndose por tales los profesionales de reconocido prestigio que no se encuentren vinculados al equipo ejecutivo o a los accionistas significativos y que reúnan condiciones que aseguren su imparcialidad y objetividad de criterio.

También señala dicho Reglamento que el Consejo de Administración, en el ejercicio de sus facultades de propuesta a la Junta General y de cooptación para la cobertura de vacantes, procurará que la proporción de consejeros independientes dentro del Consejo sea cuando menos igual al capital flotante de la sociedad.

El número de consejeros independientes, cinco, es muy superior al que proporcionalmente correspondería teniendo en cuenta el capital flotante de la sociedad. En este sentido, INDITEX ya se adelantó a las recomendaciones de la Comisión Olivencia y del Informe Aldama al incorporar en enero de 1993 al primer consejero independiente de la sociedad, D. Juan Manuel Urgoiti López de Ocaña. En el año 1997, la Junta General designó consejeros independientes a D. Francisco Luzón López y a D. Carlos Espinosa de los Monteros Bernaldo de Quirós.

Continuando con este criterio de incorporar al Consejo de Administración a profesionales independientes de reconocido prestigio, la Junta General de accionistas celebrada en abril de 2001 nombró dos nuevos consejeros independientes -Dña. Irene R. Miller y D. Fred Horst Langhammer- elevando así su número a cinco, cumpliendo plenamente con las recomendaciones de la Comisión Olivencia y del Informe Aldama, al constituir los consejeros externos mayoría en el Consejo y los consejeros independientes la mitad del mismo.

Para cubrir la vacante producida como consecuencia de la dimisión presentada por el consejero dominical ROSP CORUNNA, S.L., el Consejo de Administración celebrado el 13 de diciembre de 2004, previo informe de la Comisión de Nombramientos y Retribuciones, designó como miembro y vocal del Consejo de Administración al accionista GARTLER, S.L., conservándose así el equilibrio entre consejeros ejecutivos, dominicales e independientes existente en el Consejo de Administración antes de producirse la vacante.

Solamente los consejeros independientes pueden ser miembros del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones.

B.1.5. Indique, en el caso de que exista, las facultades que tienen delegadas el o los consejero/s delegado/s:

Nombre o denominación social del consejero	Breve descripción
D. JOSÉ MARÍA CASTELLANO RÍOS	COMPARECER Y OSTENTAR LA REPRESENTACIÓN DE LA SOCIEDAD ANTE CUALQUIER ENTIDAD O PERSONA PÚBLICA O PRIVADA. EJERCITAR TODAS LAS FACULTADES DE GESTIÓN Y DEFENSA DE LOS DERECHOS DE LA SOCIEDAD.
D. JOSÉ MARÍA CASTELLANO RÍOS	RECLAMAR Y COBRAR LAS CANTIDADES QUE SE ADEUDEN A LA SOCIEDAD. EFECTUAR PAGOS. RENDIR CUENTAS Y EXIGIR SU RENDICIÓN. CONSTITUIR, CANCELAR Y RETIRAR FIANZAS Y DEPÓSITOS.
D. JOSÉ MARÍA CASTELLANO RÍOS	CELEBRAR CONTRATOS DE PRÉSTAMO Y CRÉDITO. ABRIR CUENTAS EN ENTIDADES DE CRÉDITO Y/O ESTABLECIMIENTOS FINANCIEROS DE CRÉDITO; IMPONER O INGRESAR SUMAS EN DINERO, RETIRAR CANTIDADES O DISPONER DE LAS MISMAS, APROBAR O IMPUGNAR LOS SALDOS QUE LAS REFERIDAS CUENTAS ARROJEN; AVALAR A OTRAS SOCIEDADES INTEGRADAS EN EL GRUPO DE EMPRESAS INDITEX, Y REALIZAR TODO CUANTO LA LEGISLACIÓN Y LA PRÁCTICA BANCARIA PERMITAN.
D. JOSÉ MARÍA CASTELLANO RÍOS	ACTUAR CAMBIARIAMENTE, ACTIVA O PASIVAMENTE, ASÍ COMO EJERCITAR CUALQUIERA DE LAS ACCIONES PREVISTAS EN LA LEY CAMBIARIA Y DEL CHEQUE U OTRA LEGISLACIÓN APLICABLE.
D. JOSÉ MARÍA CASTELLANO RÍOS	OTORGAR ACTOS Y CONTRATOS REFERIDOS A TODA CLASE DE BIENES. DERECHOS. TÍTULOS-VALORES. PARTICIPACIONES. ACCIONES Y CUOTAS DE PARTICIPACIÓN, POR Y CON LOS TÉRMINOS. CLAÚSULAS Y CONDICIONES QUE JUZGUE PROCEDENTES. INTERVENIR CON LA MÁXIMA AMPLITUD DE FACULTADES EN SU EJECUCIÓN Y CUMPLIMIENTO, ASÍ COMO MODIFICARLOS, NOVARLOS, ANULARLOS O RESCINDIRLOS.
D. JOSÉ MARÍA CASTELLANO RÍOS	OTORGAR TODO TIPO DE CONVENIOS DE COLABORACIÓN EMPRESARIAL, TALES COMO CONTRATOS DE FRANQUICIA, JOINT-VENTURE, CUENTAS EN PARTICIPACIÓN, DE DISTRIBUCIÓN COMERCIAL, CONCESIONES Y AGENCIAS Y TODOS AQUÉLLOS QUE LA EXPANSIÓN DE LA SOCIEDAD PUEDA REQUERIR.
D. JOSÉ MARÍA CASTELLANO RÍOS	COMPARECER EN ESCRITURAS DE CONSTITUCIÓN, MODIFICACIÓN, FUSIÓN O DISOLUCIÓN DE TODA CLASE DE ENTIDADES Y SOCIEDADES Y ASISTIR A ASAMBLEAS, REUNIONES O JUNTAS ORDINARIAS Y EXTRAORDINARIAS, INTERVINIENDO EN LAS MISMAS Y EMITIENDO SU VOTO EN LA MANERA QUE TENGA POR CONVENIENTE Y EJERCITANDO EN NOMBRE DE LA SOCIEDAD CUANTOS DERECHOS PUEDAN CORRESPONDERLE.

D. JOSÉ MARÍA CASTELLANO RÍOS	CREAR LAS OFICINAS, CENTROS Y DEPENDENCIAS DE LA SOCIEDAD Y ORGANIZAR LOS SERVICIOS DE LAS MISMAS. CONTRATAR AL PERSONAL; NOMBRARLO Y SEPARARLO LIBREMENTE; FIJAR SUS DERECHOS, DEBERES, FACULTADES Y ATRIBUCIONES; ACORDAR ASCENSOS Y TRASLADOS; EJERCER EL PODER SANCIONADOR Y DISCIPLINARIO; ASÍ COMO ACTUAR EN NOMBRE DE LA SOCIEDAD ANTE LOS ÓRGANOS DE REPRESENTACIÓN COLECTIVA DE LOS TRABAJADORES Y REPRESENTARLA EN LA NEGOCIACIÓN DE ACUERDOS O CONVENIOS.
D. JOSÉ MARÍA CASTELLANO RÍOS	REPRESENTAR A LA SOCIEDAD ANTE TODO TIPO DE AUTORIDADES Y ÓRGANOS DE LA ADMINISTRACIÓN QUE TENGAN COMPETENCIAS EN MATERIA LABORAL Y DE SEGURIDAD SOCIAL, COMPARECER E INTERVENIR EN TODA CLASE DE EXPEDIENTES Y PROCEDIMIENTOS, Y REALIZAR CUANTOS ACTOS SEAN PRECISOS EN LA VIDA LABORAL DE LA COMPAÑÍA.
D. JOSÉ MARÍA CASTELLANO RÍOS	REPRESENTAR A LA SOCIEDAD ANTE TODO TIPO DE AUTORIDADES Y ÓRGANOS DE LA ADMINISTRACIÓN QUE TENGAN COMPETENCIAS EN MATERIA DE SEGURIDAD E HIGIENE EN EL TRABAJO Y RIESGOS LABORALES. REALIZAR CUANTO SEA PRECISO PARA PROMOVER Y MANTENER LA SEGURIDAD DE LOS TRABAJADORES EN LOS CENTROS DE TRABAJO. PROCEDER AL ASEGURAMIENTO DE LAS CONTINGENCIAS COMUNES Y PROFESIONALES DE LOS TRABAJADORES.
D. JOSÉ MARÍA CASTELLANO RÍOS	EN CUANTO LO PERMITAN LAS NORMAS PROCESALES, EJERCITAR CUANTAS ACCIONES COMPETAN A LA SOCIEDAD Y RENUNCIAR DE LAS INTERPUESTAS. COMPARECER ANTE LOS JUZGADOS Y TRIBUNALES ORDINARIOS Y ESPECIALES DE CUALQUIER GRADO Y JURISDICCIÓN, EN TODO TIPO DE JUICIOS Y EXPEDIENTES.
D. JOSÉ MARÍA CASTELLANO RÍOS	TRANSIGIR Y COMPROMETER EN ÁRBITROS TODAS LAS CUESTIONES PARA LAS QUE QUEDA FACULTADO.
D. JOSÉ MARÍA CASTELLANO RÍOS	ELEVAR A INSTRUMENTO PÚBLICO LOS ACUERDOS DE LA JUNTA GENERAL, DEL CONSEJO DE ADMINISTRACIÓN Y DE LA COMISIÓN EJECUTIVA.

B.1.6. Identifique, en su caso, a los miembros del consejo que asuman cargos de administradores o directivos en otras sociedades que formen parte del grupo de la sociedad cotizada:

Nombre o denominación social del consejero	Denominación social de la entidad del grupo	Cargo
D. JOSÉ MARÍA CASTELLANO RÍOS	COMDITEL, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	CONFECCIONES FIOS, S.A.	CONSEJERO

D. JOSÉ MARÍA CASTELLANO RÍOS	CONFECCIONES GOA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	CHOOLET, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	DENLLO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	GLENCARE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	GOA-INVEST, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	GRUPO MASSIMO DUTTI, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	HAMPTON, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	INDITEX, S.A.	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	INVERCARPRO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	KENNER, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	KETTERING, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	KIDDY'S CLASS ESPAÑA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	LEFTIES ESPAÑA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	LIPRASA CARTERA, S.L.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	NIKOLE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	OYSHO ESPAÑA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	PLATAFORMA EUROPA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	PULL&BEAR LOGÍSTICA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	SAMLOR, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	SIRCIO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	STEAR, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	STRADIVARIUS ESPAÑA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	TEMPE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	TEMPE LOGÍSTICA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	TEXTIL RASE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	TRISKO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA ESPAÑA, S.A.	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA LOGÍSTICA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZINTURA, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	BERSHKA BELGIQUE, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	BERSHKA IRELAND LTD.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	BERSHKA NEDERLAND, B.V.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	BERSHKA PORTUGAL CONF., S.A.	CONSEJERO

D. JOSÉ MARÍA CASTELLANO RÍOS	BERSHKA UK, LTD.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	G.ZARA URUGUAY, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	KIDDY'S CLASS PORTUGAL CONF., LTDA.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	MASSIMO DUTTI IRELAND LTD.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	MASSIMO DUTTI NORGE, AS	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	MASSIMO DUTTI SVERIGE AB	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	MASSIMO DUTTI UK LTD.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	OYSHO ÖSTERREICH CLOTHING GMBH	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	OYSHO NEDERLAND, B.V.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	PULL&BEAR PORTUGAL CONF., S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	VAJO, S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZA CLOTHING IRELAND LTD.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZA LTD.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	BERSHKA BELGIQUE. S.A.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA CANADA, S.A.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA DANMARK. AS	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA HELLAS. S.A.	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA HOME UK LTD.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA LUXEMBOURG. S.A.	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA MEXICO. S.A. DE C.V.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA NEDERLAND B V	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA NORGE, AS	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA ÖSTERREICH CLOTHING GMBH	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA PORTUGAL CONF. UNIP. LTDA.	CONSEJERO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA PUERTO RICO INC.	SECRETARIO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA SUISSE, SARL	ADMINISTRADOR
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA SVERIGE AB	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA UK LTD.	SECRETARIO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA USA INC.	SECRETARIO
D. JOSÉ MARÍA CASTELLANO RÍOS	ZARA VENEZUELA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	BERSHKA BSK ESPAÑA. S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	BERSHKA LOGÍSTICA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	COMDITEL. S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	CONFECCIONES FIOS. S.A.	CONSEJERO

D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	CONFECCIONES GOA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	CHOOLET, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	DENLLO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	GLENCARE, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	GOA-INVEST, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	GRUPO MASSIMO DUTTI, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	HAMPTON, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	INDITEX, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	INVERCARPRO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	KENNER, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	KETTERING, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	KIDDY'S CLASS ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	LEFTIES ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	MASSIMO DUTTI LOGISTICA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	NIKOLE, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	YEROLI, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	OYSHO ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	OYSHO LOGÍSTICA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	PLATAFORMA EUROPA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	PULL & BEAR ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	PULL&BEAR LOGÍSTICA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	SAMLOR, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	SIRCIO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	STEAR, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	STRADIVARIUS ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	TEXTIL RASE, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	TRISKO, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA ESPAÑA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA LOGÍSTICA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZINTURA, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	BERSHKA PORTUGAL CONF., S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	G.ZARA URUGUAY, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	KIDDY'S CLASS PORTUGAL CONF., LTDA.	CONSEJERO

D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	PULL&BEAR PORTUGAL CONF., S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	VAJO, S.A.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZA CLOTHING IRELAND LTD.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZA LTD.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA ARGENTINA, S.A.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA BELGIQUE, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA CANADA, S.A.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA CHILE, S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA DANMARK, AS	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA HOME UK LTD.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA ITALIA, S.R.L.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA LUXEMBOURG, S.A.	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA MEXICO, S.A. DE C.V.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA NORGE, AS	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA ÖSTERREICH CLOTHING, GMBH	ADMINISTRADOR
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA PORTUGAL CONF. UNIP., S.A.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA PUERTO RICO INC.	PRESIDENTE
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA SVERIGE AB	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA UK LTD.	CONSEJERO
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	ZARA VENEZUELA, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	INDITEX S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	INVERCARPRO, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	TEMPE, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	TEMPE LOGÍSTICA, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	G.ZARA URUGUAY, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	VAJO, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA BELGIQUE, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA CANADA, S.A.	ADMINISTRADOR
D. ANTONIO ABRIL ABADÍN	ZARA CHILE, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA DANMARK, AS	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA HELLAS, S.A.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA LUXEMBOURG, S.A.	ADMINISTRADOR
D. ANTONIO ABRIL ABADÍN	ZARA MEXICO, S.A. DE C.V.	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA NORGE, AS	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA SUISSE, SARL	ADMINISTRADOR
D. ANTONIO ABRIL ABADÍN	ZARA SVERIGE AB	CONSEJERO
D. ANTONIO ABRIL ABADÍN	ZARA VASTGOED, B.V.	ADMINISTRADOR
D. ANTONIO ABRIL ABADÍN	ZARA VENEZUELA, S.A.	CONSEJERO

B.1.7. Detalle, en su caso, los consejeros de su sociedad que sean miembros del consejo de administración de otras entidades cotizadas en mercados oficiales de valores en España distintas de su grupo, que hayan sido comunicadas a la sociedad:

Nombre o denominación social del consejero	Entidad cotizada	Cargo
D. JOSÉ MARÍA CASTELLANO RÍOS	FADESA INMOBILIARIA, S.A.	CONSEJERO
D. CARLOS ESPINOSA DE LOS MONTEROS Y BERNALDO DE QUIRÓS	ACCIONA, S.A.	CONSEJERO
D. FRANCISCO LUZÓN LÓPEZ	BSCH	CONSEJERO
D. JUAN MANUEL URGOIT LÓPEZ DE OCAÑA	ACCIONA, S.A.	VICEPRESIDENTE

B.1.8. Complete los siguientes cuadros respecto a la remuneración agregada de los consejeros devengada durante el ejercicio:

a) En la sociedad objeto del presente informe:

Concepto retributivo	Datos en miles de euros
Retribución fija	2.634
Retribución variable	254
Dietas	0
Atenciones Estatutarias	0
Opciones sobre acciones y/o otros instrumentos financieros	932
Otros	944
Total:	**4.764**

Otros Beneficios	Datos en miles de euros
Anticipos	0
Créditos concedidos	0
Fondos y Planes de Pensiones: Aportaciones	0
Fondos y Planes de Pensiones: Obligaciones contraidas	0
Primas de seguros de vida	0
Garantias constituidas por la sociedad a favor de los consejeros	0

b) Por la pertenencia de los consejeros de la sociedad a otros consejos de administración y/o a la alta dirección de sociedades de grupo:

Concepto retributivo	Datos en miles de euros
Retribución fija	362
Retribución variable	0
Dietas	0
Atenciones Estatutarias	0
Opciones sobre acciones y/o otros instrumentos financieros	0
Otros	0
Total:	**362**

Otros Beneficios	Datos en miles de euros
Anticipos	0
Créditos concedidos	0
Fondos y Planes de Pensiones: Aportaciones	0
Fondos y Planes de Pensiones: Obligaciones contraidas	0
Primas de seguros de vida	0
Garantias constituidas por la sociedad a favor de los consejeros	0

c) Remuneración total por tipología de consejero:

Tipología consejeros	Por sociedad	Por grupo
Ejecutivos	3.655	362
Externos Dominicales	35	0
Externos Independientes	1.075	0
Otros Externos	0	0

Total:	4.765	362

d) Respecto al beneficio atribuido a la sociedad dominante:

Remuneración total consejeros (en miles de euros)	5.127
Remuneración total consejeros/ beneficio atribuido a la sociedad dominante (expresado en %)	0,820

B.1.9. Identifique a los miembros de la alta dirección que no sean a su vez consejeros ejecutivos, e indique la remuneración total devengada a su favor durante el ejercicio:

Nombre o denominación social	Cargo
D. FERNANDO AGUIAR MARAGOTO	DIRECTOR DE AUDITORÍA INTERNA
DÑA. LORENA ALBA CASTRO	DIRECTORA DE LOGÍSTICA
D. JOSÉ PABLO DEL BADO RIVAS	DIRECTOR DE PULL&BEAR
D. ÁLVARO CAÑETE DÍAZ	DIRECTOR DE KIDDY'S CLASS
DÑA. EVA CÁRDENAS BOTAS	DIRECTORA DE ZARA HOME
D. DIEGO COPAGO FERNÁNDEZ	DIRECTOR DE COMUNICACIÓN CORPORATIVA
D. JAVIER CHÉRCOLES BLÁZQUEZ	DIRECTOR DE RESPONSABILIDAD CORPORATIVA
D. BORJA DE LA CIERVA ÁLVAREZ DE SOTOMAYOR	DIRECTOR FINANCIERO Y DE CONTROL DE GESTIÓN
D. IGNACIO FERNÁNDEZ FERNÁNDEZ	DIRECTOR DE FISCAL
D. AGUSTÍN GARCÍA-POVEDA FERNÁNDEZ	DIRECTOR GENERAL ADJUNTO
D. MARCOS LÓPEZ GARCÍA	DIRECTOR DE MERCADO DE CAPITALES
D. CARLOS MATO LÓPEZ	DIRECTOR DE ZARA
D. JAVIER MONTEOLIVA DÍAZ	DIRECTOR DE JURÍDICO
D. JORGE PÉREZ MARCOTE	DIRECTOR DE MASSIMO DUTTI
D. OSCAR PÉREZ MARCOTE	DIRECTOR DE BERSHKA
D. RAMÓN REÑÓN TÚÑEZ	DIRECTOR DE EXPANSIÓN
D. ANTONIO RUBIO MERINO	DIRECTOR DE ADMINISTRACIÓN
D. JUAN CARLOS SALGADO BADÁS	DIRECTOR DE SISTEMAS
DÑA. CARMEN SEVILLANO CHAVES	DIRECTORA DE OYSHO
D. JORDI TRIQUELL VALLS	DIRECTOR DE STRADIVARIUS
D. JESÚS VEGA DE LA FALLA	DIRECTOR DE RECURSOS HUMANOS

Remuneración total alta dirección (en miles de euros)	8.358

B.1.10. Identifique de forma agregada si existen cláusulas de garantía o blindaje, para casos de despido o cambios de control a favor de los miembros de la alta dirección, incluyendo los consejeros ejecutivos, de la sociedad o de su grupo. Indique si estos contratos han de ser comunicados y/o aprobados por los órganos de la sociedad o de su grupo:

Número de beneficiarios	11

	Consejo de Administración	Junta General
Órgano que autoriza las cláusulas		

	SÍ	NO
¿Se informa a la Junta General sobre las cláusulas?		X

B.1.11. Indique el proceso para establecer la remuneración de los miembros del consejo de administración y las cláusulas estatutarias relevantes al respecto.

La Junta General es el órgano encargado de aprobar el sistema y la cuantía de las retribuciones de los consejeros.

El artículo 33 de los vigentes Estatutos sociales dispone lo siguiente:

1.- La retribución de los consejeros consistirá en una remuneración fija anual para cada consejero cuya cuantía decidirá la Junta General de Accionistas para cada ejercicio social o con validez para los ejercicios que la Junta establezca. Del mismo modo, la Junta General de Accionistas podrá asignar dietas por asistencia a las reuniones del Consejo de Administración o de sus Comisiones Delegadas o Consultivas así como fijar su cuantía.

2.- Adicionalmente, podrán establecerse sistemas de remuneración referenciados al valor de cotización de las acciones o que conlleven la entrega de acciones o de derechos de opción sobre acciones, destinados a los consejeros. La aplicación de dichos sistemas de retribución deberá ser acordada por la Junta General de Accionistas, que determinará el valor de las acciones que se tome como referencia, el número de acciones a entregar, el precio de ejercicio de los derechos de opción, el plazo de duración de este sistema de retribución y las demás condiciones que estime oportunas.

Asimismo y previo el cumplimiento de los requisitos establecidos por la Ley, podrán establecerse sistemas de retribución similares para el personal, directivo o no, de la Sociedad y de las sociedades de su grupo.

3.- La remuneración prevista en este artículo será compatible e independiente de los sueldos, retribuciones, indemnizaciones, pensiones o compensaciones de cualquier clase, establecidos con carácter general o singular para aquellos miembros del Consejo de Administración que cumplan funciones ejecutivas, cualquiera que sea la naturaleza de su relación con la Sociedad, ya laboral -común o especial de alta dirección-, mercantil o de prestación de servicios, relaciones que serán compatibles con la condición de miembro del Consejo de Administración.

4.- La Sociedad podrá contratar un seguro de responsabilidad civil para sus Consejeros.

Por su parte, el Reglamento del Consejo de Administración establece en su artículo 28:

1.- El consejero tendrá derecho a percibir la retribución que se fije por la Junta General de Accionistas con arreglo a las previsiones estatutarias y a las de este Reglamento y de acuerdo con las indicaciones de la Comisión de Nombramientos y Retribuciones.

2.- El Consejo procurará que la retribución del consejero sea moderada en función de las exigencias del mercado. Asimismo, el Consejo velará para que el importe de la retribución del consejero externo sea tal que ofrezca incentivos para su dedicación, pero no constituya un obstáculo para su independencia.

3.- La Comisión de Nombramientos y Retribuciones elaborará anualmente un informe, que someterá al Consejo de Administración y se incluirá en la Memoria Anual de la Sociedad, detallando de forma individualizada las cantidades percibidas por cada uno de los consejeros en su condición de tales, separando los distintos conceptos, tales como asignaciones fijas, dietas, opciones sobre acciones o cualesquiera otros sistemas de retribución vinculados a las acciones. Adicionalmente, respecto de los consejeros ejecutivos, se mencionará, cuando menos de forma agregada para todos ellos, la remuneración total percibida con cargo a la Sociedad o a sociedades del grupo a título distinto del de consejero.

La Junta General de accionistas celebrada el 20 de julio de 2000 acordó fijar, con vigencia indefinida hasta que una ulterior Junta General acuerde otra cosa, la remuneración de los administradores de INDITEX del siguiente modo, siendo las cantidades señaladas en los apartados siguientes totalmente independientes y plenamente compatibles entre sí:

a) Cada consejero percibirá una cantidad fija anual de 60.101,21€ por el desempeño de su cargo.

b) El Presidente de la Comisión Ejecutiva percibirá una cantidad fija anual adicional de 30.050,60€.

c) Los consejeros que a su vez formen parte de la Comisión Ejecutiva (incluido el Presidente de la Comisión Ejecutiva) percibirán una cantidad fija anual adicional de 30.050,60€.

d) Los Presidentes del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones percibirán una cantidad fija anual adicional de 18.030,36€.

e) Los consejeros que a su vez formen parte del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones (incluidos sus Presidentes) percibirán una cantidad fija anual adicional de 12.020,24€.

Adicionalmente, se hace constar que la Junta General, en sus reuniones de 20 de julio de 2000, 19 de enero y 20 de abril de 2001, acordó la puesta en marcha de un Plan de Opciones sobre un número máximo de 3.018.400 acciones ordinarias de INDITEX, dirigido a los consejeros de la sociedad, a determinados altos directivos y a otros empleados clave de su grupo.

El número de opciones finalmente entregadas es consecuencia de la revalorización de la acción de INDITEX en el Mercado de Valores en tres periodos de cómputo distintos. Las opciones son ejercitables dos años después de la finalización de cada uno de los períodos de cómputo de la revalorización, al precio de 2,93 euros, dando derecho, cada opción ejercitada, a una acción de INDITEX.

El 30 de enero de 2005 concluyó el plazo de ejercicio de las opciones devengadas en el segundo periodo de cómputo (año 2002). Los consejeros ejercitaron sus opciones sobre un total de 43.488 acciones, las cuales fueron entregadas a los beneficiarios en febrero de 2005, dentro de los plazos establecidos en el propio Plan.

Esta entrega supone la finalización del citado Plan de Opciones, debido a que en el tercer periodo de cómputo (año 2003) no se consolidaron opciones sobre acciones.

B.1.12. Indique, en su caso, la identidad de los miembros del consejo que sean, a su vez, miembros del consejo de administración o directivos de sociedades que ostenten participaciones significativas en la sociedad cotizada y/o en entidades de su grupo:

Nombre o denominación social del consejero	Nombre o denominación social del accionista significativo	Cargo
D. AMANCIO ORTEGA GAONA	GARTLER, S.L.	PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN

Detalle, en su caso, las relaciones relevantes distintas de las contempladas en el epígrafe anterior, de los miembros del consejo de administración que les vinculen con los accionistas significativos y/o en entidades de su grupo:

Nombre o denominación social del consejero	Nombre o denominación social del accionista significativo	Descripción relación

B.1.13. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el reglamento del consejo.

El Consejo de Administración de la sociedad, en su reunión de 10 de junio de 2004, aprobó una modificación de las normas internas de gobierno del Consejo que, por una parte, incorporó plenamente a las mismas las disposiciones de la Ley de Transparencia y de su normativa de desarrollo y, por otra, acometió otras reformas que, no siendo de carácter obligatorio, pretendían revisar y actualizar el contenido del Reglamento del Consejo de Administración a la luz de las tendencias más recientes en materia de buen gobierno societario, aprovechándose igualmente la ocasión para perfeccionar el texto reglamentario.

Las principales modificaciones introducidas en el Reglamento fueron las siguientes:

a) Se clarifica el alcance de los deberes de los altos directivos al amparo del Reglamento precisando qué concretas obligaciones de los consejeros son también predicables de los altos directivos, en aras de la seguridad jurídica.

b) Se incorpora al texto reglamentario el régimen de información a la Junta General, comunicación a la CNMV e inscripción en el Registro Mercantil que preceptúa el artículo 115 de la Ley 24/1988, de 28 de julio, del Mercado de Valores (en adelante, "LMV") para el Reglamento del Consejo de Administración de las sociedades cotizadas y se refleja el compromiso del Consejo de Administración de informar a la Junta General de Accionistas de las eventuales modificaciones al Reglamento del Consejo de Administración y someterlas al mismo régimen de publicidad y difusión propio del Reglamento. En consonancia con lo anterior, el Consejo de Administración informó a la Junta General de accionistas celebrada el 17 de julio de 2004 acerca de la existencia, sucesivas modificaciones, estructura, contenido e inscripción en el Registro Mercantil del Reglamento del Consejo de Administración.

c) Se refuerzan las funciones de supervisión del Consejo de Administración estableciendo la indelegabilidad y, por tanto, el compromiso de ejercicio directo por el Consejo, de ciertas competencias básicas relacionadas con la estrategia de la sociedad, la supervisión de la gestión, la identificación de los riesgos, la organización interna, las políticas informativa y de autocartera y la aprobación de las operaciones más relevantes; se refleja la obligación del Consejo de servir al interés social y reformular la misión del Consejo de Administración, acogiendo una definición más amplia y matizada que, además de a la creación de valor a largo plazo en beneficio de los accionistas, atienda a la viabilidad y sostenibilidad de la compañía y a las legítimas expectativas de los grupos de interés concernidos por la actividad de la Sociedad, ponderando las propuestas asumidas con sus riesgos intrínsecos, y se introduce una referencia relativa a la obligación del Consejo de velar por el cumplimiento por la sociedad de sus deberes sociales.

d) Se refuerzan las funciones del Secretario del Consejo de Administración encomendándole la supervisión del cumplimiento no sólo de los principios de gobierno corporativo sino de las normas estatutarias y reglamentarias de la sociedad, al tiempo que se añade un requisito de cualificación para quien esté llamado en cada momento a desempeñar el cargo, como es el de reunir el carácter de letrado.

e) Se añade una nueva competencia al Comité de Auditoría y Control consistente en la supervisión de las condiciones y el cumplimiento de los contratos con el auditor de la Sociedad para servicios distintos de la auditoría. permitiendo así al Comité cumplir mejor su función de velar para que la integridad e independencia de criterio del auditor no quede comprometida por intereses ajenos a los propios de su cargo.

f) Se añade una nueva función al elenco de facultades de la Comisión de Nombramientos y Retribuciones a fin de reservarle formalmente el conocimiento de cualesquiera contratos con el personal de la Sociedad y su grupo que contengan cláusulas de blindaje para casos de despido o cambio de control.

g) Se matiza la regla de abstención que atañe a los consejeros afectados por propuestas de nombramiento, reelección o cese, que constituye una aplicación al caso concreto del principio general de abstención en supuestos de conflictos de interés, estableciendo que estos consejeros deberán no meramente abstenerse de intervenir y votar en las deliberaciones y votaciones al respecto, sino que deberán ausentarse de la reunión en ese momento, con lo que se evita la posibilidad de que la presencia pasiva del consejero pueda condicionar la libre expresión de pareceres y la emisión del voto por los demás consejeros llamados a decidir.

h) Se incorporan al enunciado general de los deberes de los consejeros los deberes de diligente administración y de fidelidad recogidos en los artículos 127 y 127 bis de la LSA. También se añade un nuevo deber que es corolario de los anteriores, como es el de oponerse a los acuerdos contrarios a la ley, a los Estatutos o al interés social dejando constancia en acta y promoviendo su impugnación. Igualmente se refleja la nueva formulación que de la obligación de confidencialidad de los consejeros hace el artículo 127 quater de la LSA.

i) Se incluye una nueva regulación de los conflictos de interés de los consejeros, mucho más detallada y sistematizada que la anterior.

j) Se adapta el texto relativo a la prohibición de aprovechamiento por los consejeros de oportunidades de negocio dirigidas a la sociedad a la redacción del artículo 127 ter, apartado 2, de la LSA.

k) Se introduce en el Reglamento el concepto de Persona Vinculada al consejero, utilizando a estos efectos básicamente la definición que facilita el apartado 5 del artículo 127 ter de la LSA.

l) Se introduce un nuevo artículo en el que se refleja la literalidad del artículo 127 ter, apartado 1, de la LSA, que prohíbe el prevalimiento por los consejeros de su cargo en su beneficio o en el de Personas Vinculadas.

m) Se refleja la obligación de los administradores de informar a la sociedad sobre las participaciones y cargos que ostenten en sociedades con objeto social análogo o complementario al de la sociedad, y de la realización por cuenta propia o ajena de actividades potencialmente competitivas que contempla el artículo 127 ter, apartado 4, de la LSA.

n) Se regula el régimen de transparencia de las operaciones vinculadas, recogiendo la inclusión de información en los estados financieros semestrales, la memoria de las cuentas anuales y el informe anual de gobierno corporativo, en cada caso con el alcance que disponen los artículos 35, 114.2 y 116 de la LMV.

o) Se adapta el contenido del precepto que regula el informe anual de gobierno corporativo a lo previsto en la normativa de desarrollo de la Ley de Transparencia en relación con el contenido y plazo de publicación de dicho Informe (singularmente la Orden Ministerial ECO/3722/2003, de 26 de diciembre, y la Circular 1/2004, de 17 de marzo, de la Comisión Nacional del Mercado de Valores).

p) Se recoge el contenido mínimo obligatorio de la página web corporativa que establece el Apartado 4 de la Orden Ministerial ECO/3722/2003, de 26 de diciembre, añadiendo también, en línea con lo previsto en dicha norma, que es responsabilidad del Consejo de Administración tomar las medidas necesarias para que dicha página permanezca actualizada en sus contenidos obligatorios.

B.1.14. Indique los procedimientos de nombramiento, reelección, evaluación y remoción de los consejeros. Detalle los órganos competentes, los trámites a seguir y los criterios a emplear en cada uno de los procedimientos.

El sistema de selección, designación y reelección de miembros del Consejo de Administración de INDITEX constituye un procedimiento formal y transparente, regulado expresamente en los Estatutos sociales y en el Reglamento del Consejo.

Los consejeros serán nombrados por la Junta General y ejercerán sus cargos durante el plazo establecido al efecto por ésta, que no podrá exceder de cinco años. Si el acuerdo de su nombramiento no fija plazo de duración del cargo, se entenderá que han sido elegidos por cinco años.

Los consejeros podrán ser reelegidos de modo indefinido, por periodos de igual o menor duración, por la Junta General, quien podrá asimismo acordar la separación de cualquiera de ellos en cualquier momento.

El propio Consejo de Administración podrá cubrir interinamente las vacantes que se produzcan en su seno, designando de entre los accionistas las personas que hayan de ocuparlas hasta la primera Junta General.

Las propuestas de nombramiento de consejeros que someta el Consejo de Administración a la consideración de la Junta General y las decisiones de nombramiento que adopte dicho órgano en virtud de las facultades de cooptación que tiene legalmente atribuidas deberán estar precedidas del correspondiente informe de la Comisión de Nombramientos y Retribuciones.

Cuando el Consejo se aparte de las recomendaciones de la Comisión de Nombramientos y Retribuciones habrá de motivar las razones de su proceder y dejar constancia en acta de sus razones.

El Consejo de Administración y la Comisión de Nombramientos y Retribuciones dentro del ámbito de sus competencias, procurarán que la elección de candidatos recaiga sobre personas de reconocida solvencia, competencia y experiencia, debiendo extremar el rigor en relación con aquéllas llamadas a cubrir los puestos de consejero independiente.

El Consejo de Administración no podrá proponer o designar para cubrir un puesto de consejero independiente a personas que no satisfagan los criterios de independencia establecidos en el apartado 1.(c) del artículo 7 del Reglamento del Consejo de Administración, ni a aquéllos que a la sazón desempeñen el cargo de administrador simultáneamente en más de cuatro sociedades cotizadas distintas de la sociedad.

Las propuestas de reelección de consejeros que el Consejo de Administración decida someter a la Junta General habrán de sujetarse a un proceso formal de elaboración, del que necesariamente formará parte un informe emitido por la Comisión de Nombramientos y Retribuciones, en el que se evaluarán la calidad del trabajo y la dedicación al cargo de los consejeros propuestos durante el mandato precedente.

En este sentido, la Comisión de Nombramientos y Retribuciones tiene, entre otras, las siguientes responsabilidades:

a) Formular y revisar los criterios que deben seguirse para la composición del Consejo de Administración así como seleccionar los candidatos.

b) Informar las propuestas de nombramiento de consejeros previamente a su nombramiento por la Junta General de accionistas o, en su caso, por el Consejo de Administración por el procedimiento de cooptación.

c) Informar sobre el nombramiento de los cargos internos (Presidente, Vicepresidente(s), Consejero Delegado, Secretario y Vicesecretario) del Consejo de Administración.

d) Proponer al Consejo los miembros que deban formar parte de cada una de las Comisiones.

La solicitud de información a la Comisión de Nombramientos y Retribuciones será formulada por el Consejo de Administración o su Presidente. Asimismo, la Comisión deberá considerar las sugerencias que le hagan llegar el Presidente, los miembros del Consejo, los directivos o los accionistas de la sociedad.

Por lo que se refiere a la evaluación y remoción de los consejeros, la Comisión de Nombramientos y Retribuciones tiene encomendadas expresamente, además, las siguientes funciones:

a) Formular y revisar los criterios que deben seguirse para la selección de los altos directivos de la Sociedad e informar sobre el nombramiento o destitución de los directivos con dependencia inmediata del Consejo de Administración, incluido el Consejero Delegado.

b) Informar anualmente al Consejo sobre la evaluación de desempeño de la alta dirección de la sociedad, y especialmente del Consejero Delegado y su remuneración.

B.1.15. Indique los supuestos en los que están obligados a dimitir los consejeros.

El Reglamento del Consejo de Administración, en su artículo 24, establece una previsión respecto de la obligación de los consejeros de dimitir en supuestos que puedan afectar negativamente al funcionamiento del Consejo o al crédito y reputación de INDITEX.

Los consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar, si éste lo considera conveniente, la correspondiente dimisión en los siguientes casos:

a) Cuando alcancen una determinada edad, en los términos que se detallan en el apartado B.1.20.

b) Cuando cesen en los puestos ejecutivos a los que estuviere asociado su nombramiento como consejero.

c) Cuando se vean incursos en alguno de los supuestos de incompatibilidad o prohibición previstos en la Ley, en los estatutos o en el Reglamento del Consejo de Administración. En especial, los consejeros independientes deberán poner su cargo a disposición del Consejo y formalizar, en su caso, su dimisión, en el caso de que se vean incursos en alguno de los supuestos de incompatibilidad previstos en el artículo 7.1.(c) de este Reglamento o que de forma sobrevenida lleguen a ostentar el cargo de administrador en más de cuatro sociedades cotizadas distintas de la sociedad.

d) Cuando resulten gravemente amonestados por el Comité de Auditoría y Control por haber infringido sus obligaciones como consejeros.

e) Cuando su permanencia en el Consejo pueda poner en riesgo los intereses de la sociedad o cuando desaparezcan las razones por las que fueron nombrados.

B.1.16. Explique si la función de primer ejecutivo de la sociedad recae en el cargo de presidente del consejo. En su caso, indique las medidas que se han tomado para limitar los riesgos de acumulación de poderes en una única persona:

SÍ [X] NO [ ]

Medidas para limitar riesgos
D. Amancio Ortega Gaona es el fundador, máximo accionista y Presidente del Consejo de Administración de Inditex y, por tanto, es consejero dominical ejecutivo de la sociedad. El Consejero Delegado, D. José María Castellano Ríos, es Vocal del Consejo de Administración desde junio de 1985 y Vicepresidente del Consejo desde febrero de 1997. Las medidas para limitar los riesgos de acumulación de poderes en una única persona se concretan no sólo en la designación de un Vicepresidente del Consejo y Consejero Delegado y en la delegación de facultades en el mismo, sino también en el otorgamiento de amplios poderes a los consejeros ejecutivos, que son complementarios de las facultades delegadas del Presidente y del Consejero Delegado.

B.1.17. ¿Se exigen mayorías reforzadas, distintas de las legales, en algún tipo de decisión?:

SÍ [X] NO [ ]

Indique cómo se adoptan los acuerdos en el consejo de administración, señalando al menos, el mínimo quórum de asistencia y el tipo de mayorías para adoptar los acuerdos:

Adopción de acuerdos

Descripción del acuerdo	Quórum	Tipo de Mayoría
Todos los acuerdos salvo la delegación permanente de alguna facultad del Consejo de Administración en la Comisión Ejecutiva o en el Consejero Delegado, la designación de los consejeros que hayan de ocupar tales cargos y la modificación del Reglamento del Consejo de Administración	Cuando concurran a la reunión, presentes o representados, la mitad más uno de sus componentes	Dos tercios de los consejeros presentes o representados para los acuerdos que exigen mayoría reforzada y mayoría absoluta de los consejeros asistentes a la reunión en el resto de los casos

B.1.18. Explique si existen requisitos específicos, distintos de los relativos a los consejeros, para ser nombrado presidente.

SÍ [ ] NO [X]

Descripción de los requisitos

B.1.19. Indique si el presidente tiene voto de calidad:

SÍ [X] NO [ ]

Materias en las que existe voto de calidad
El Presidente del Consejo de Administración tiene voto de calidad en caso de empate en una votación entre los consejeros asistentes a la reunión.

B.1.20. Indique si los estatutos o el reglamento del consejo establecen algún límite a la edad de los consejeros:

SÍ [X] NO [ ]

Edad límite presidente	
Edad límite consejero delegado	65
Edad límite consejero	68

B.1.21. Indique si los estatutos o el reglamento del consejo establecen un mandato limitado para los consejeros independientes:

SÍ [ ] NO [X]

Número máximo de años de mandato	0

B.1.22. Indique si existen procesos formales para la delegación de votos en el consejo de administración. En su caso, detállelos brevemente.

El artículo 28.3 de los Estatutos Sociales establece que cualquier consejero puede conferir por escrito su representación a otro consejero, con carácter especial para cada reunión, comunicándolo por escrito al Presidente.

En linea con esta previsión, el articulo 19.1 del Reglamento del Consejo de Administración prevé que el Consejo quedará válidamente constituido cuando concurran al menos la mitad de sus miembros, presentes o representados (o el número entero de consejeros inmediatamente superior a la mitad, si el número de consejeros fuera impar), señalando a continuación que los consejeros harán todo lo posible para acudir a las sesiones del Consejo y, cuando no puedan hacerlo personalmente, procurarán otorgar su representación a otro miembro del Consejo incluyendo las oportunas instrucciones y comunicándolo al Presidente del Consejo de Administración.

B.1.23. Indique el número de reuniones que ha mantenido el consejo de administración durante el ejercicio. Asimismo, señale, en su caso, las veces que se ha reunido el consejo sin la asistencia de su Presidente:

Número de reuniones del consejo	5
Número de reuniones del consejo sin la asistencia del Presidente	1

Indique el número de reuniones que han mantenido en el ejercicio las distintas comisiones del consejo:

Número de reuniones de la comisión ejecutiva o delegada	0
Número de reuniones del Comité de auditoría	6
Número de reuniones de la Comisión de nombramientos y retribuciones	4
Número de reuniones de la comisión de estrategia e inversiones	0
Número de reuniones de la comisión	0

B.1.24. Indique si las cuentas anuales individuales y consolidadas que se presentan para su aprobación al consejo están previamente certificadas:

SÍ [X] NO [ ]

Identifique, en su caso, a la/s persona/s que ha o han certificado las cuentas anuales individuales y consolidadas de la sociedad, para su formulación por el consejo:

Nombre	Cargo
D. AMANCIO ORTEGA GAONA	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	VICEPRESIDENTE CONSEJERO DELEGADO
D. BORJA DE LA CIERVA ÁLVAREZ DE SOTOMAYOR	DIRECTOR FINANCIERO Y DE CONTROL DE GESTIÓN

B.1.25. Explique, si los hubiera, los mecanismos establecidos por el consejo de administración para evitar que las cuentas individuales y consolidadas por él formuladas se presenten en la Junta General con salvedades en el informe de auditoría.

El Comité de Auditoría y Control, compuesto íntegramente por consejeros externos independientes, se reúne, sin la presencia de la dirección de la sociedad, con los auditores de las cuentas anuales individuales y consolidadas a fin de revisar las cuentas anuales de la sociedad y la información financiera periódica que debe suministrar el Consejo a los mercados y a sus órganos de supervisión, vigilando el cumplimiento de los requerimientos legales y la correcta aplicación en su elaboración de los principios de contabilidad generalmente aceptados. En dichas reuniones se anticipa cualquier discusión o diferencia de criterio existente entre la dirección de la compañía y los auditores externos, de modo que el Consejo de Administración pueda tomar las medidas oportunas para que los informes de auditoría se emitan sin salvedades.

Durante el ejercicio 2004, los auditores externos han comparecido en cinco ocasiones en las reuniones del Comité de Auditoría y Control.

Además, con anterioridad a la formulación de estados contables anuales o trimestrales, la dirección de la sociedad se reúne también con el Comité de Auditoría y Control, siendo sometida por éste a las preguntas oportunas sobre la aplicación de principios contables, estimaciones realizadas en la preparación de los estados financieros, etc., temas que son objeto de discusión con los auditores externos.

En este sentido, el artículo 43.4 del Reglamento del Consejo de Administración dispone:

El Consejo de Administración procurará formular definitivamente las cuentas de manera tal que no haya lugar a salvedades por parte del auditor. No obstante, cuando el Consejo considere que debe mantener su criterio, explicará públicamente el contenido y el alcance de la discrepancia.

B.1.26. Detalle las medidas adoptadas para que la información difundida a los mercados de valores sea transmitida de forma equitativa y simétrica.

El artículo 42.1 del Reglamento del Consejo de Administración establece que el Consejo de Administración informará al público de manera inmediata sobre:

a) Las informaciones relevantes capaces de influir de forma sensible en la formación de los precios bursátiles.

b) Los cambios relevantes en la estructura de propiedad de la sociedad, tales como variaciones en las participaciones significativas, pactos de sindicación y otras formas de coalición, de las que haya tenido conocimiento.

c) Las modificaciones sustanciales de las reglas de gobierno de la sociedad.

d) La política de autocartera que, en su caso, se proponga llevar a cabo la sociedad al amparo de las habilitaciones obtenidas en la Junta General y sus modificaciones.

Por su parte, el artículo 42.2 del citado Reglamento dispone que el Consejo de Administración adoptará las medidas precisas para asegurar que la información financiera semestral, trimestral y cualquiera otra que la prudencia exija poner a disposición de los mercados se elabore con arreglo a los mismos principios, criterios y prácticas profesionales con que se elaboran las cuentas anuales y que goce de la misma fiabilidad que esta última. A este último efecto, dicha información será revisada por el Comité de Auditoría y Control.

Además, la sociedad difunde información al mercado siguiendo los principios recogidos en el Reglamento Interno de Conducta, especialmente en lo relativo a que la información debe ser veraz, clara, cuantificada y completa, evitando valoraciones subjetivas que induzcan o puedan inducir a confusión o engaño.

Las comunicaciones al mercado se producen tras realizar los registros pertinentes, en su caso, en la CNMV y de manera preferente con posterioridad al cierre de los mercados bursátiles españoles, de conformidad con el Reglamento Interno de Conducta, que señala que la comunicación a la CNMV deberá hacerse con carácter previo a su difusión por cualquier otro medio y tan pronto como sea conocido el hecho, se haya adoptado la decisión o firmado el acuerdo o contrato con terceros de que se trate.

Asimismo, las comunicaciones de información relevante son accesibles a través del apartado de la página web de la Sociedad "Información para Accionistas e Inversores" tan pronto como se comunican a la CNMV.

La sociedad difunde la información relevante al mercado de forma simultánea a través de los siguiente medios:

· Notas de Mercado a una lista de distribución que incluye unas 1.000 entradas con inversores, analistas y medios de información de mercado. La inclusión en la lista de distribución es libre.

· Notas de Prensa a unos 675 medios y agencias de comunicación.

Tras el envío de Notas de Mercado de Resultados, la sociedad realiza conferencias telefónicas a través de internet (webcast conference-call) y de acceso libre en las que participan unos 125 inversores y analistas y que incluyen una sesión de preguntas y respuestas.

Semestralmente, el equipo directivo de la sociedad realiza rondas de presentaciones en las principales plazas financieras europeas y americanas.

B.1.27. ¿El secretario del consejo tiene la condición de consejero?:

SÍ [X] NO [ ]

B.1.28. Indique, si los hubiera, los mecanismos establecidos por la sociedad para preservar la independencia del auditor, de los analistas financieros, de los bancos de inversión y de las agencias de calificación.

El artículo 43 del Reglamento del Consejo de Administración, bajo el título "Relaciones con los auditores" señala en sus apartados 1, 2 y 3 lo siguiente:

1. Las relaciones del Consejo con los auditores externos de la sociedad se encauzarán a través del Comité de Auditoría y Control.

2. El Comité de Auditoría y Control se abstendrá de proponer al Consejo de Administración y éste a su vez se abstendrá de someter a la Junta el nombramiento como auditor de cuentas de la Sociedad de cualquier firma de auditoría que se encuentre incursa en causa de incompatibilidad conforme a la legislación sobre auditoría de cuentas así como aquellas en las que los honorarios que prevea satisfacerle la Sociedad, por todos los conceptos, sean superiores al cinco por ciento de sus ingresos totales durante el último ejercicio.

3. El Consejo de Administración informará públicamente de los honorarios globales que ha satisfecho la sociedad a la firma auditora por servicios distintos de la auditoría.

Los mecanismos establecidos para preservar la independencia del auditor externo son los siguientes:

· Corresponde al Comité de Auditoría y Control, integrado exclusivamente por consejeros independientes, proponer al Consejo de Administración, para su sometimiento a la Junta General de Accionistas, el nombramiento de los auditores de cuentas. Asimismo, proponer al Consejo de Administración sus condiciones de contratación, el alcance de su mandato profesional y, en su caso, su revocación o no renovación.

· Entre las funciones del citado Comité está también la de llevar las relaciones con los auditores externos para recibir información sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoría de cuentas, así como aquellas otras comunicaciones previstas en la legislación de auditoría de cuentas y en las normas técnicas de auditoría.

· Igualmente, el Comité de Auditoría y Control supervisa las condiciones y el cumplimiento de los contratos suscritos con los auditores externos de la Sociedad para la realización de trabajos o cometidos distintos de los comprendidos en el contrato de auditoría.

· Los auditores externos despachan periódicamente con dicho Comité, tal y como se explicó en el punto B.1.25 anterior.

· La sociedad informa en su memoria anual consolidada de los honorarios pagados a sus auditores externos por cada concepto diferente a la auditoría de los estados financieros.

En cuanto a los mecanismos establecidos para garantizar la independencia de los analistas financieros, la sociedad, como ya se ha señalado en el apartado B.1.26 anterior, difunde información al mercado siguiendo los principios recogidos en el Reglamento Interno de Conducta, especialmente en lo relativo a que la información debe ser veraz, clara, cuantificada y completa, evitando valoraciones subjetivas que induzcan o puedan inducir a confusión o engaño.

La sociedad no ha contratado servicios a Bancos de Inversión o Agencias de rating durante el ejercicio 2004.

B.1.29. Indique si la firma de auditoría realiza otros trabajos para la sociedad y/o su grupo distintos de los de auditoría y en ese caso declare el importe de los honorarios recibidos por dichos trabajos y el porcentaje que supone sobre los honorarios facturados a la sociedad y/o su grupo.

SÍ [X] NO [ ]

	Sociedad	Grupo	Total
Importe de otros trabajos distintos de los de auditoría (miles de euros)	252	142	394
Importe trabajos distintos de los de auditoría / Importe total facturado por la firma de auditoría (en %)	37,000	5,500	12,000

B.1.30. Indique el número de años que la firma actual de auditoría lleva de forma ininterrumpida realizando la auditoría de las cuentas anuales de la sociedad y/o su grupo. Asimismo, indique el porcentaje que representa el número de años auditados por la actual firma de auditoría sobre el número total de años en los que las cuentas anuales han sido auditadas:

	Sociedad	Grupo
Número de años ininterrumpidos	3	3

	Sociedad	Grupo
Nº de años auditados por la firma actual de auditoría / Nº de años que la sociedad ha sido auditada (en %)	15,000	20,000

B.1.31. Indique las participaciones de los miembros del consejo de administración de la sociedad en el capital de entidades que tengan el

mismo, análogo o complementario género de actividad del que constituya el objeto social, tanto de la sociedad como de su grupo, y que hayan sido comunicadas a la sociedad. Asimismo, indique los cargos o funciones que en estas sociedades ejerzan:

Nombre o denominación social del consejero	Denominación de la sociedad objeto	% participación	Cargo o funciones

B.1.32. Indique y en su caso detalle si existe un procedimiento para que los consejeros puedan contar con asesoramiento externo:

SÍ [X] NO [ ]

Detalle el procedimiento
La posibilidad de que los consejeros puedan solicitar asesoramiento externo está expresamente contemplada en el Reglamento del Consejo de Administración, que en su artículo 27 dispone lo siguiente: 1. Con el fin de ser auxiliados en el ejercicio de sus funciones, los consejeros externos pueden solicitar la contratación, con cargo a la sociedad, de asesores legales, contables, financieros u otros expertos. El encargo ha de versar necesariamente sobre problemas concretos de cierto relieve y complejidad que se presenten en el desempeño del cargo. 2. La decisión de contratar ha de ser comunicada al Presidente de la Sociedad y puede ser vetada por el Consejo de Administración si acredita que: a) no es precisa para el cabal desempeño de las funciones encomendadas a los consejeros externos; b) su coste no es razonable a la vista de la importancia del problema y de los activos e ingresos de la Sociedad; c) la asistencia técnica que se recaba puede ser dispensada adecuadamente por expertos y técnicos de la Sociedad o ha sido ya encomendada a otros expertos, o d) puede ponerse en peligro la confidencialidad de la información que se tenga que facilitar al experto.

B.1.33. Indique y en su caso detalle si existe un procedimiento para que los consejeros puedan contar con la información necesaria para preparar las reuniones de los órganos de administración con tiempo suficiente:

SÍ [X] NO [ ]

Detalle el procedimiento

El artículo 17.2 del Reglamento del Consejo de Administración, encuadrado en su capítulo V ("Funcionamiento del Consejo"), después de establecer que la convocatoria de las sesiones ordinarias de dicho órgano se cursará con una antelación mínima de tres días, señala que la convocatoria incluirá siempre el orden del día de la sesión y se acompañará de la información relevante debidamente resumida y preparada.

Esta previsión se complementa:

· Por una parte, con el artículo 26 del citado Reglamento, que reconoce al consejero las más amplias facultades para informarse sobre cualquier aspecto de la sociedad (y sus sociedades filiales), para examinar sus libros, registros, documentos y demás antecedentes de las operaciones sociales y para inspeccionar todas sus instalaciones, estableciendo asimismo que el ejercicio de las facultades de información se canalizará a través del Presidente, del Vicepresidente o cualquiera de los Vicepresidentes, en su caso, o del Secretario del Consejo de Administración, quienes atenderán las solicitudes del consejero facilitándole directamente la información, ofreciéndole los interlocutores apropiados en el estrato de la organización que proceda o arbitrando las medidas para que pueda practicar in situ las diligencias de examen e inspección deseadas.

· Por otra parte, con la obligación del consejero de informarse diligentemente sobre la marcha de la sociedad y preparar adecuadamente las reuniones del Consejo y de los órganos delegados a los que pertenezca, a la que se refiere el artículo 29 del Reglamento.

B.1.34. Indique si existe un seguro de responsabilidad a favor de los consejeros de la sociedad.

SÍ [X] NO [ ]

B.2. Comisiones del Consejo de Administración

B.2.1. Enumere los órganos de administración:

Nombre del órgano	Nº de miembros	Funciones
CONSEJO DE ADMINISTRACIÓN	10	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME
COMISIÓN EJECUTIVA	7	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME
CONSEJERO DELEGADO	1	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME
COMITÉ DE AUDITORÍA Y CONTROL	4	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	5	SUS FUNCIONES SE DESCRIBEN EN DETALLE A LO LARGO DEL PRESENTE INFORME

B.2.2. Detalle todas las comisiones del consejo de administración y sus miembros:

COMISIÓN EJECUTIVA O DELEGADA

Nombre	Cargo
D. AMANCIO ORTEGA GAONA	PRESIDENTE
D. JOSÉ MARÍA CASTELLANO RÍOS	VOCAL
D. JUAN CARLOS RODRÍGUEZ CEBRIÁN	VOCAL
D. ANTONIO ABRIL ABADÍN	SECRETARIO MIEMBRO
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS	VOCAL
D. FRANCISCO LUZÓN LÓPEZ	VOCAL
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA	VOCAL

COMITÉ DE AUDITORÍA

Nombre	Cargo
D. JUAN MANUEL URGOITI LÓPEZ DE OCAÑA	PRESIDENTE
DÑA. IRENE RUTH MILLER	VOCAL
D. FRANCISCO LUZÓN LÓPEZ	VOCAL
D. ANTONIO ABRIL ABADÍN	SECRETARIO NO MIEMBRO

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES

Nombre	Cargo
D. CARLOS ESPINOSA DE LOS MONTEROS BERNALDO DE QUIRÓS	PRESIDENTE
D. FRED HORST LANGHAMMER	VOCAL
D. FRANCISCO LUZÓN LÓPEZ	VOCAL
D. ANTONIO ABRIL ABADÍN	SECRETARIO NO MIEMBRO

COMISIÓN DE ESTRATEGIA E INVERSIONES

Nombre	Cargo

B.2.3. Realice una descripción de las reglas de organización y funcionamiento, así como las responsabilidades que tienen atribuidas cada una de las comisiones del consejo.

La Comisión Ejecutiva

La regulación de la Comisión Ejecutiva se encuentra en el Reglamento del Consejo de Administración, en cuyo artículo 13 se establece que estará compuesta por un número de consejeros no inferior a tres ni superior a siete.

La adopción de los acuerdos de nombramiento de los miembros de la Comisión Ejecutiva requerirá el voto favorable de al menos dos tercios de los miembros del Consejo.

Actúa como Presidente de la Comisión Ejecutiva el Presidente del Consejo y desempeña su secretaría el Secretario del Consejo, que podrá ser asistido por el Vicesecretario.

La delegación permanente de facultades por parte del Consejo de Administración a favor de la Comisión Ejecutiva requerirá el voto favorable de las dos terceras partes de los componentes del Consejo y podrá comprender, a elección del Consejo, todas o parte de las facultades del propio Consejo. En todo caso, no podrán ser objeto de delegación en la Comisión Ejecutiva las facultades legal o institucionalmente indelegables ni aquellas otras necesarias para un responsable ejercicio de la función general de supervisión que compete al Consejo.

La Comisión Ejecutiva informa al Consejo de Administración de los asuntos tratados y de las decisiones adoptadas en sus sesiones.

El Comité de Auditoría y Control

El Comité de Auditoría y Control estará integrado por un mínimo de tres y un máximo de cinco consejeros designados por el propio Consejo, que deberán ser en su totalidad consejeros no ejecutivos. A estos efectos, se entenderá que son ejecutivos el o los consejeros delegados y los que por

cualquier otro título desempeñen responsabilidades ejecutivas o directivas dentro de la sociedad o en alguna de las sociedades de su grupo (en el sentido del Artículo 4 de la LMV) y, en todo caso, los que mantengan una relación contractual, mercantil o de otra índole con la sociedad o alguna de las sociedades de su grupo distinta de su condición de consejeros. También lo son quienes, mediante delegación individual de facultades o apoderamiento estables, tengan otorgada la capacidad de decisión en relación con alguna parte del negocio de la sociedad o de su grupo.

El Presidente del Comité de Auditoría y Control será elegido por un plazo que no excederá de cuatro años, debiendo ser sustituido al cumplimiento del citado plazo, y pudiendo ser reelegido una vez transcurrido un plazo de un año desde la fecha de su cese.

El Comité se reunirá, de ordinario, trimestralmente, a fin de revisar la información financiera periódica que haya de remitirse a las autoridades bursátiles así como la información que el Consejo de Administración ha de aprobar e incluir dentro de su documentación pública anual. Asimismo, se reunirá cada vez que lo convoque su Presidente que deberá hacerlo siempre que el Consejo o el Presidente de éste solicite la emisión de un informe o la adopción de propuestas y, en cualquier caso, siempre que resulte conveniente para el buen desarrollo de sus funciones.

Los miembros del equipo directivo o del personal de la sociedad y su grupo estarán obligados a asistir a las sesiones del Comité y a prestarle su colaboración y acceso a la información de que dispongan cuando el Comité así lo solicite. El Comité podrá igualmente requerir la asistencia a sus sesiones de los auditores de cuentas de la sociedad.

Para el mejor cumplimiento de sus funciones, el Comité de Auditoría y Control podrá recabar el asesoramiento de expertos externos.

La Comisión de Nombramientos y Retribuciones

La Comisión de Nombramientos y Retribuciones estará formada por un número de consejeros no inferior a tres ni superior a cinco, quienes habrán de ser necesariamente consejeros independientes. De entre sus miembros se designará a su Presidente.

La solicitud de información a la Comisión de Nombramientos y Retribuciones será formulada por el Consejo de Administración o su Presidente. Asimismo, la Comisión deberá considerar las sugerencias que le hagan llegar el Presidente, los miembros del Consejo, los directivos o los accionistas de la sociedad.

La Comisión de Nombramientos y Retribuciones se reunirá cada vez que sea convocada por su Presidente, que deberá hacerlo siempre que el Consejo o su Presidente solicite la emisión de un informe o la adopción de propuestas en el ámbito de sus competencias y, en cualquier caso, siempre que resulte conveniente para el buen desarrollo de sus funciones. En todo caso, se reunirá una vez al año para preparar la información sobre las retribuciones de los consejeros que el Consejo de Administración ha de aprobar e incluir dentro de su documentación pública anual.

B.2.4. Indique, en su caso, las facultades de asesoramiento, consulta y en su caso, delegaciones que tienen cada una de las comisiones:

Denominación comisión	Breve descripción
COMITÉ DE AUDITORÍA Y CONTROL	INFORMAR EN LA JUNTA GENERAL DE ACCIONISTAS SOBRE LAS CUESTIONES QUE EN ELLA PLANTEEN LOS ACCIONISTAS EN MATERIAS DE SU COMPETENCIA.
COMITÉ DE AUDITORÍA Y CONTROL	PROPONER AL CONSEJO DE ADMINISTRACIÓN, PARA SU SOMETIMIENTO A LA JUNTA GENERAL DE ACCIONISTAS, EL NOMBRAMIENTO DE LOS AUDITORES DE CUENTAS. ASIMISMO, PROPONER AL CONSEJO DE ADMINISTRACIÓN SUS CONDICIONES DE CONTRATACIÓN, EL ALCANCE DE SU MANDATO PROFESIONAL Y, EN SU CASO, SU REVOCACIÓN O NO RENOVACIÓN.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR EL DEPARTAMENTO DE AUDITORÍA INTERNA DE LA SOCIEDAD Y SU GRUPO, APROBANDO EL PRESUPUESTO DEL DEPARTAMENTO, EL PLAN DE AUDITORÍA INTERNA Y SUPERVISANDO LOS MEDIOS MATERIALES Y HUMANOS TANTO INTERNOS COMO EXTERNOS DEL DEPARTAMENTO DE AUDITORÍA INTERNA PARA DESARROLLAR SU LABOR. INFORMAR SOBRE EL NOMBRAMIENTO DEL DIRECTOR DE AUDITORÍA INTERNA CON CARÁCTER PREVIO AL CORRESPONDIENTE INFORME DE LA COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR EL PROCESO DE INFORMACIÓN FINANCIERA Y LOS SISTEMAS DE CONTROL INTERNO DE LA SOCIEDAD Y COMPROBAR LA ADECUACIÓN E INTEGRIDAD DE LOS MISMOS.
COMITÉ DE AUDITORÍA Y CONTROL	LLEVAR LAS RELACIONES CON LOS AUDITORES EXTERNOS PARA RECIBIR INFORMACIÓN SOBRE AQUELLAS CUESTIONES QUE PUEDAN PONER EN RIESGO LA INDEPENDENCIA DE ÉSTOS Y CUALESQUIERA OTRAS RELACIONADAS CON EL PROCESO DE DESARROLLO DE LA AUDITORÍA DE CUENTAS, ASÍ COMO AQUELLAS OTRAS COMUNICACIONES PREVISTAS EN LA LEGISLACIÓN DE AUDITORÍA DE CUENTAS Y EN LAS NORMAS TÉCNICAS DE AUDITORÍA.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR EL CUMPLIMIENTO DEL CONTRATO DE AUDITORÍA, PROCURANDO QUE LA OPINIÓN SOBRE LAS CUENTAS ANUALES Y LOS CONTENIDOS PRINCIPALES DEL INFORME DE AUDITORÍA SEAN REDACTADOS DE FORMA CLARA Y PRECISA Y EVALUAR LOS RESULTADOS DE CADA AUDITORÍA.
COMITÉ DE AUDITORÍA Y CONTROL	REVISAR LAS CUENTAS ANUALES DE LA SOCIEDAD Y LA INFORMACIÓN FINANCIERA PERIÓDICA QUE DEBA SUMINISTRAR EL CONSEJO A LOS MERCADOS Y A SUS ÓRGANOS DE SUPERVISIÓN, VIGILANDO EL CUMPLIMIENTO DE LOS REQUERIMIENTOS LEGALES Y LA CORRECTA APLICACIÓN EN SU ELABORACIÓN DE LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS.
COMITÉ DE AUDITORÍA Y CONTROL	INFORMAR AL CONSEJO DE ADMINISTRACIÓN DE CUALQUIER CAMBIO DE CRITERIO CONTABLE SIGNIFICATIVO Y DE LOS RIESGOS DEL BALANCE Y DE FUERA DEL MISMO.
COMITÉ DE AUDITORÍA Y CONTROL	EXAMINAR EL CUMPLIMIENTO DEL REGLAMENTO INTERNO DE CONDUCTA, DEL REGLAMENTO DEL CONSEJO, DEL CÓDIGO ÉTICO INTERNO DE CONDUCTA Y, EN GENERAL, DE LAS REGLAS DE GOBIERNO DE LA COMPAÑÍA Y HACER LAS PROPUESTAS NECESARIAS PARA SU MEJORA.

COMITÉ DE AUDITORÍA Y CONTROL	RECIBIR INFORMACIÓN Y, EN SU CASO, EMITIR INFORME SOBRE LAS MEDIDAS DISCIPLINARIAS QUE SE PRETENDAN IMPONER A MIEMBROS DEL ALTO EQUIPO DIRECTIVO DE LA COMPAÑÍA.
COMITÉ DE AUDITORÍA Y CONTROL	INFORMAR DURANTE LOS TRES PRIMEROS MESES DEL AÑO Y SIEMPRE QUE LO SOLICITE EL CONSEJO DE ADMINISTRACIÓN SOBRE EL CUMPLIMIENTO DEL CÓDIGO ÉTICO INTERNO DE CONDUCTA ASÍ COMO HACER PROPUESTAS AL CONSEJO DE ADMINISTRACIÓN PARA LA ADOPCIÓN DE MEDIDAS Y POLÍTICAS TENDENTES A MEJORAR EL CUMPLIMIENTO DEL CÓDIGO.
COMITÉ DE AUDITORÍA Y CONTROL	ELABORAR Y ELEVAR AL CONSEJO DE ADMINISTRACIÓN PARA SU APROBACIÓN UN INFORME ANUAL SOBRE GOBIERNO CORPORATIVO.
COMITÉ DE AUDITORÍA Y CONTROL	ELABORAR UN INFORME ANUAL SOBRE LAS ACTIVIDADES DEL COMITÉ DE AUDITORÍA Y CONTROL.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR EL FUNCIONAMIENTO DE LA PÁGINA WEB DE LA COMPAÑÍA EN CUANTO A LA PUESTA A DISPOSICIÓN DE LA INFORMACIÓN SOBRE GOBIERNO CORPORATIVO.
COMITÉ DE AUDITORÍA Y CONTROL	SUPERVISAR LAS CONDICIONES Y EL CUMPLIMIENTO DE LOS CONTRATOS SUSCRITOS CON LOS AUDITORES EXTERNOS DE LA SOCIEDAD PARA LA REALIZACIÓN DE TRABAJOS O COMETIDOS DISTINTOS DE LOS COMPRENDIDOS EN EL CONTRATO DE AUDITORÍA.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	FORMULAR Y REVISAR LOS CRITERIOS QUE DEBEN SEGUIRSE PARA LA COMPOSICIÓN DEL CONSEJO DE ADMINISTRACION ASÍ COMO SELECCIONAR LOS CANDITATOS.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR LAS PROPUESTAS DE NOMBRAMIENTO DE CONSEJEROS PREVIAMENTE A SU NOMBRAMIENTO POR LA JUNTA GENERAL DE ACCIONISTAS O, EN SU CASO, POR EL CONSEJO DE ADMINISTRACIÓN POR EL PROCEDIMIENTO DE COOPTACIÓN.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR SOBRE EL NOMBRAMIENTO DE LOS CARGOS INTERNOS (PRESIDENTE, VICEPRESIDENTE(S), CONSEJERO DELEGADO, SECRETARIO Y VICESECRETARIO) DEL CONSEJO DE ADMINISTRACIÓN.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	PROPONER AL CONSEJO LOS MIEMBROS QUE DEBAN FORMAR PARTE DE CADA UNA DE LAS COMISIONES.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	FORMULAR Y REVISAR LOS CRITERIOS QUE DEBEN SEGUIRSE PARA LA SELECCIÓN DE LOS ALTOS DIRECTIVOS DE LA SOCIEDAD E INFORMAR SOBRE EL NOMBRAMIENTO O DESTITUCIÓN DE LOS DIRECTIVOS CON DEPENDENCIA INMEDIATA DEL CONSEJO DE ADMINISTRACIÓN, INCLUIDO EL CONSEJERO DELEGADO.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR ANUALMENTE AL CONSEJO SOBRE LA EVALUACIÓN DE DESEMPEÑO DE LA ALTA DIRECCIÓN DE LA SOCIEDAD, Y ESPECIALMENTE DEL CONSEJERO DELEGADO Y SU REMUNERACIÓN.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR LOS SISTEMAS Y LA CUANTÍA DE LAS RETRIBUCIONES ANUALES DE LOS CONSEJEROS Y ALTOS DIRECTIVOS Y ELABORAR LA INFORMACIÓN A INCLUIR EN LA INFORMACIÓN PÚBLICA ANUAL SOBRE LA REMUNERACIÓN DE LOS CONSEJEROS A LA QUE SE REFIERE EL ARTÍCULO 28.3.

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR AL CONSEJO, CON CARÁCTER PREVIO A SU CELEBRACIÓN, SOBRE LOS CONTRATOS DE PERSONAL CON CLÁUSULAS DE GARANTÍA O BRINDAJE PARA CASOS DE DESPIDO O CAMBIOS DE CONTROL.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	INFORMAR EN RELACIÓN CON LAS TRANSACCIONES QUE IMPLIQUEN O PUEDAN IMPLICAR CONFLICTOS DE INTERESES, LAS OPERACIONES CON PERSONAS VINCULADAS O QUE IMPLIQUEN EL USO DE ACTIVOS SOCIALES Y, EN GENERAL, SOBRE LAS MATERIAS CONTEMPLADAS EN EL CAPÍTULO IX DEL REGLAMENTO DEL CONSEJO DE ADMINISTRACIÓN.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	ELABORAR Y MANTENER ACTUALIZADO UN PLAN DE CONTINGENCIA PARA LA COBERTURA DE VACANTES EN PUESTOS CLAVE DE LA SOCIEDAD Y SU GRUPO.

B.2.5. Indique, en su caso, la existencia de reglamentos de las comisiones del consejo, el lugar en que están disponibles para su consulta, y las modificaciones que se hayan realizado durante el ejercicio. A su vez, se indicará si de forma voluntaria se ha elaborado algún informe anual sobre las actividades de cada comisión.

La regulación del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones se contiene en el Reglamento del Consejo de Administración, no existiendo reglamentos específicos de cada una de ellas.

El texto íntegro del Reglamento del Consejo está disponible para su consulta en la página web corporativa (www.inditex.com).

A lo largo del presente informe se han examinado en detalle las modificaciones introducidas en el Reglamento del Consejo durante el ejercicio.

En cumplimiento de lo previsto en el Art. 14.2.(m) del Reglamento del Consejo de Administración, el Comité de Auditoría y Control elaboró un informe anual sobre las actividades desarrolladas durante el ejercicio 2003.

B.2.6. En el caso de que exista comisión ejecutiva, explique el grado de delegación y de autonomía de la que dispone en el ejercicio de sus funciones, para la adopción de acuerdos sobre la administración y gestión de la sociedad.

Al amparo del artículo 29 de los Estatutos Sociales, el Consejo de Administración constituyó, el 28 de febrero de 1997, una Comisión Ejecutiva que tiene delegadas la totalidad de las facultades del Consejo, salvo aquellas legal o estatutariamente indelegables, y aquellas otras necesarias para un responsable ejercicio de la función general de supervisión que compete al Consejo.

La Comisión Ejecutiva informa al Consejo de los asuntos tratados y de las decisiones adoptadas en sus sesiones, de forma que el Consejo tiene pleno conocimiento de las decisiones de la Comisión Ejecutiva.

B.2.7. Indique si la composición de la comisión ejecutiva refleja la participación en el consejo de los diferentes consejeros en función de su condición:

SÍ [X] NO [ ]

En caso negativo, explique la composición de su comisión ejecutiva

B.2.8. En el caso de que exista la comisión de nombramientos, indique si todos sus miembros son consejeros externos:

SÍ [X] NO [ ]

[C] OPERACIONES VINCULADAS

C.1. Detalle las operaciones relevantes que supongan una transferencia de recursos u obligaciones entre la sociedad o entidades de su grupo, y los accionistas significativos de la sociedad:

Nombre o denominación social del accionista significativo	Nombre o denominación social de la sociedad o entidad de su grupo	Naturaleza de la relación	Tipo de la operación	Importe (miles de euros)

C.2. Detalle las operaciones relevantes que supongan una transferencia de recursos u obligaciones entre la sociedad o entidades de su grupo, y los administradores o directivos de la sociedad:

Nombre o denominación social de los administradores o directivos	Nombre o denominación social de la sociedad o entidad de su grupo	Naturaleza de la operación	Tipo de la operación	Importe (miles de euros)

C.3. Detalle las operaciones relevantes realizadas por la sociedad con otras sociedades pertenecientes al mismo grupo, siempre y cuando no se eliminen en el proceso de elaboración de estados financieros consolidados y no formen parte del tráfico habitual de la sociedad en cuanto a su objeto y condiciones:

Denominación social de la entidad de su grupo	Breve descripción de la operación	Importe (miles de euros)

C.4. Identifique, en su caso, la situación de conflictos de interés en que se encuentran los consejeros de la sociedad, según lo previsto en el artículo 127 ter de la LSA.

La sociedad no tiene constancia de que ninguno de sus consejeros se encuentre en una situación de conflicto, directo o indirecto, con el interés de la sociedad.

C.5. Detalle los mecanismos establecidos para detectar, determinar y resolver los posibles conflictos de intereses entre la sociedad y/o su grupo, y sus consejeros, directivos o accionistas significativos.

El Reglamento del Consejo de Administración señala en su artículo 32 ("Conflictos de interés"):

1.- Se considerará que existe conflicto de interés en aquellas situaciones en las que entren en colisión, de forma directa o indirecta, el interés de la Sociedad y el interés personal del consejero. Existirá interés personal del consejero cuando el asunto le afecte a él o a una Persona con él Vinculada.

A los efectos del presente Reglamento, tendrán la consideración de Personas Vinculadas con el consejero las siguientes:

a) El cónyuge del consejero o las personas con análoga relación de afectividad.

b) Los ascendientes, descendientes y hermanos del consejero o del cónyuge (o persona con análoga relación de afectividad) del consejero.

c) Los cónyuges (o persona con análoga relación de afectividad) de los ascendientes, de los descendientes y de los hermanos del consejero.

d) Las sociedades en las que el consejero desempeñe un puesto de administrador o directivo u ostente una participación significativa, entendiéndose por tal, para el caso de sociedades cotizadas en cualquier mercado secundario oficial español o extranjero, las referidas en el artículo 53 de la Ley 24/1988, de 28 de julio, del Mercado de Valores y en su legislación de desarrollo, y para el caso de sociedades nacionales o extranjeras no cotizadas, toda participación directa o indirecta superior al veinte (20) por ciento de su capital social emitido.

Respecto del consejero persona jurídica, se entenderán que son Personas Vinculadas las siguientes:

a) Los socios que se encuentren, respecto del consejero persona jurídica, en alguna de las situaciones contempladas en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores.

b) Las sociedades que formen parte del mismo grupo, tal y como éste se define en el artículo 4 de la Ley 24/1988, de 28 de julio, del Mercado de Valores, y sus socios.

c) El representante persona física, los administradores, de derecho o de hecho, los liquidadores y los apoderados con poderes generales del consejero persona jurídica.

d) Las personas que respecto del representante del consejero persona jurídica tengan la consideración de personas vinculadas de conformidad con lo que se establece en el párrafo anterior para los consejeros personas físicas.

2.- Las situaciones de conflicto de interés se regirán por las siguientes reglas:

a) Comunicación: el consejero deberá comunicar al Consejo de Administración, a través del Presidente o del Secretario, cualquier situación de conflicto de interés en que se encuentre.

b) Abstención: el consejero deberá abstenerse de asistir e intervenir en las fases de deliberación y votación de aquellos asuntos en los que se halle incurso en conflicto de interés. En el caso de consejeros dominicales, deberán abstenerse de participar en las votaciones de los asuntos que puedan suponer un conflicto de interés entre los accionistas que hayan propuesto su nombramiento y la Sociedad.

c) Transparencia: en el Informe de Gobierno Corporativo, la Sociedad informará sobre cualquier situación de conflicto de interés en que se encuentren los consejeros que le conste en virtud de comunicación del afectado o por cualquier otro medio.

Además, el Reglamento del Consejo regula las siguientes situaciones que pueden dar lugar a conflictos de interés:

· La prestación de servicios profesionales en empresas competidoras (artículo 31).

· El uso de los activos sociales (artículo 33).

· La utilización de información no pública de la sociedad con fines privados (artículo 34).

· El aprovechamiento de las oportunidades de negocios de la sociedad (artículo 35).

Por otra parte, el artículo 37 del Reglamento del Consejo, bajo el título "Deberes de información del consejero", dispone que el consejero deberá informar a la compañía:

a) de las acciones de la misma de las que sea titular directa o indirectamente así como de aquellas otras acciones que estén en posesión, directa o indirecta, de sus familiares más allegados, todo ello de conformidad con lo previsto en el Reglamento Interno de Conducta en Materias Relativas a los Mercados de Valores;

b) de la participación que tuviera en el capital de otra sociedad con el mismo, análogo o complementario género de actividad al que constituya el objeto social y de los cargos o las funciones que en ella ejerza. Igualmente, deberá informar de la realización, por cuenta propia o ajena, del mismo, análogo o complementario género de actividad del que constituya el objeto social, incluyéndose dicha información en la memoria, y

c) de todos los puestos que desempeñe y de las actividades que realice en otras compañías o entidades, y, en general, de cualquier hecho o situación que pueda resultar relevante para su actuación como administrador de la Sociedad.

Tal como expresamente prevé el artículo 1 del Reglamento del Consejo de Administración, las normas de conducta establecidas en el mismo para los consejeros serán aplicables, en la medida en que resulten compatibles con su especifica naturaleza, a los altos directivos de la sociedad que no sean consejeros. En concreto, les resultarán de aplicación, con las debidas matizaciones, los artículos 30 (deber de confidencialidad); 32 (conflictos de interés), en lo concerniente al deber de información a la Sociedad; 33 (uso de activos sociales); 34 (información no pública); 35 (oportunidades de negocios), y 36 (prohibición de prevalimiento del cargo).

Además, el Reglamento Interno de Conducta, en su artículo 5 y tras señalar en su apartado primero que los principios generales que deben regir la actuación de las

personas sometidas a conflictos de interés son los de independencia, abstención y confidencialidad, establece lo siguiente:

5.2. Declaración de conflictos

Las Personas Afectadas deberán comprometerse por escrito a actuar con independencia en sus actividades y a poner en conocimiento de la DCN [Dirección de Cumplimiento Normativo], en el modelo a que a tal efecto se establezca, aquellos conflictos de interés a que estén sometidas por causa de sus actividades fuera del grupo Inditex, sus relaciones familiares, su patrimonio personal, o por cualquier otro motivo con:

a) Proveedores, talleres ajenos externos y contratistas significativos de bienes o servicios, o sus administradores y apoderados generales.

b) Agentes y franquiciados del grupo Inditex, o sus administradores y apoderados generales.

c) Personas que se dediquen a actividades similares o análogas a las del Grupo Inditex y que concurran con el Grupo Inditex en los mismos mercados.

d) Asesores externos y proveedores de servicios profesionales del Grupo Inditex.

Entre las facultades que tiene atribuidas la Comisión de Nombramientos y Retribuciones figura la de informar en relación con las transacciones que impliquen o puedan implicar conflictos de intereses, las operaciones con personas vinculadas o que impliquen el uso de activos sociales y, en general, sobre las materias contempladas en el capítulo IX del Reglamento del Consejo de Administración (en el cual figuran encuadrados todos los artículos del Reglamento del Consejo citados anteriormente). A la vista de dicho informe, corresponde al Consejo de Administración aprobar, en su caso, la transacción.

D SISTEMAS DE CONTROL DE RIESGOS

D.1. Descripción general de la política de riesgos de la sociedad y/o su grupo, detallando y evaluando los riesgos cubiertos por el sistema, junto con la justificación de la adecuación de dichos sistemas al perfil de cada tipo de riesgo.

La gestión de riesgos en el Grupo INDITEX se basa en los siguientes principios:

- supone un instrumento, responsabilidad del Consejo de Administración y de la Alta Dirección, que tiene por objeto proporcionar una seguridad razonable en la consecución de los objetivos establecidos por el Grupo,

- es responsabilidad de todos y cada uno de los miembros de la Organización, y

- constituye un sistema integrado que enfoca las actividades de control hacia la prevención de los riesgos relevantes.

En este contexto, la gestión de riesgos en el Grupo INDITEX tiene su punto de partida en la identificación y evaluación de los factores que pueden afectar negativamente al cumplimiento de los objetivos de negocio e implica la adopción de una determinada respuesta frente a dichos factores y la articulación de las medidas de control necesarias para que esta respuesta sea efectiva.

El proceso de gestión de riesgos está sujeto a revisión por parte del Consejo de Administración, a través del Comité de Auditoría y Control.

La identificación y evaluación de los riesgos del Grupo se traduce en un "mapa de riesgos".

En el ejercicio 2004 se continuó avanzando en este proceso y se realizó una actualización del "mapa de riesgos" de INDITEX, definiéndose también un nuevo esquema de clasificación de los mismos. Dentro de este esquema, se mantiene la diferenciación de los riesgos en estratégicos y operativos.

		Estratégicos	Operativos
EXTERNOS	Entorno de negocio		x
	Regulación	x	
	Imagen y reputación	x	x
INTERNOS	Recursos humanos	x	x
	Operaciones	x	x
	Financieros	x	
	Información para la toma de decisiones		x
	Tecnología y sistemas de información	x	
	Gobierno y dirección	x	

"Entorno de negocio"

Aquellos riesgos provenientes de factores externos, relacionados con la actividad del Grupo.

"Regulación"

Los relacionados con el cumplimientos de las distintas leyes y regulaciones.

"Imagen y reputación"

Aquellos que tienen influencia directa en la percepción que del Grupo tienen sus clientes, empleados, accionistas, proveedores y la Sociedad en general.

"Recursos humanos"

Los derivados de las consecuencias de una falta de motivación y fidelidad del personal, de un inadecuado dimensionamiento o capacitación o de una excesiva rotación del mismo.

"Operaciones"

Se incluyen en esta categoría los riesgos más directamente relacionados con las actividades básicas del negocio, desde la concepción del diseño hasta la venta del producto terminado en la tienda, incluyendo la gestión de compras y los procesos de fabricación. También se incluyen aquellos relativos a la gestión inmobiliaria.

"Financieros"

Los relacionados con la gestión y administración de los activos monetarios, entre ellos, los derivados de la fluctuación de los tipos de cambio.

"Información para la toma de decisiones"

Relacionados con una adecuada información, a todos los niveles: transaccional y operativa, financiero-contable, de gestión y presupuestación y de control.

"Tecnología y sistemas de información"

Aquellos relacionados con la infraestructura técnica y con la gestión eficaz de la información y las redes informáticas y robóticas en general.

"Gobierno y dirección"

Aquellos que afectan al gobierno de la Sociedad.

D.2. Indique los sistemas de control establecidos para evaluar, mitigar o reducir los principales riesgos de la sociedad y su grupo.

A continuación se detallan los riesgos que, por su impacto, resultan más relevantes dentro de cada una de las categorías descritas en el apartado anterior, especificando los sistemas de evaluación y control establecidos para mitigar sus potenciales impactos:

A) Riesgos Externos

1. Entorno de negocio

Dentro de esta categoria, el riesgo más relevante por su impacto está relacionado con la posibilidad de que el Grupo no fuese capaz de adaptarse al entorno/mercado en el que opera. Este aspecto es consustancial al negocio de distribución de moda y consiste en la eventual incapacidad del Grupo para seguir y responder a las evoluciones de su mercado objetivo (cambios demográficos, modificaciones en los hábitos de consumo, falta de respuesta a nuevas oportunidades de negocio, etc.).

La capacidad de adaptación al entorno/mercado supone tomar decisiones de apertura en nuevos mercados y países, el lanzamiento de nuevas líneas de negocio, contribuyendo a la diversificación del riesgo de INDITEX entre sus múltiples formatos (moda joven de mujer, moda para hombre y niños, hogar, calzado, perfumes, complementos, etc), y trabajar en zonas geográficas con ciclos económicos no sincronizados, con todos los riesgos e incertidumbres que ello implica.

Las decisiones relativas a la entrada en nuevos mercados, la creación de nuevas líneas de negocio o a la apertura de tiendas están sujetas a errores en las estimaciones de venta y rentabilidad, cuyos efectos permanecen en el tiempo en la medida que se realizan inversiones no recuperables.

Con el fin de reducir la exposición al riesgo en esta área, el Grupo realiza un análisis de viabilidad de cada nuevo mercado, línea de negocio o tienda, contemplando escenarios pesimistas, y realiza a posteriori un seguimiento del cumplimiento de las cifras estimadas. Por otra parte, el modelo de negocio de INDITEX no sólo se basa en la gestión de nuevas aperturas sino en la mejora de la eficiencia y eficacia de los mercados, líneas de negocio y tiendas ya existentes, de forma que el crecimiento, vía expansión y diversificación, se vea complementado por el crecimiento orgánico del negocio actual.

2. Regulación

Para facilitar su gestión. los riesgos incluidos dentro de esta categoría se han clasificado, en función de su naturaleza, en riesgos relativos a regulación mercantil, fiscal, aduanera, laboral y otras.

La importancia de estos riesgos deriva de la gran diversidad de ordenamientos jurídicos existentes en los países en los que el Grupo desarrolla sus actividades, la cual es a su vez consecuencia de la gran dispersión geográfica de sus operaciones, tanto de ventas como de aprovisionamientos. La complejidad que conlleva la gestión simultánea de múltiples realidades legales lleva implícita potenciales incumplimientos, que se hace necesario gestionar.

Con el fin de reducir la exposición al riesgo en esta área y garantizar un adecuado cumplimiento de la legislación local vigente, los departamentos Jurídico, Fiscal y Laboral corporativos realizan una labor de coordinación con los distintos responsables y con los asesores legales externos de cada país o zona geográfica. En el apartado D5 de este informe se identifica la legislación que habitualmente afecta al Grupo en los países en que opera.

Adicionalmente, el Departamento de Responsabilidad Corporativa realiza periódicamente auditorías sociales con equipos de profesionales independientes, con dominio del idioma y de la legislación laboral y medioambiental local, para garantizar un adecuado respeto tanto de las exigencias en materia laboral contempladas por las Convenciones de la Organización Internacional del Trabajo (OIT) como de los Derechos Humanos recogidos en las principales Convenciones que regulan esta materia.

3. Imagen y reputación

Por su alto impacto, los principales riesgos incluidos en esta categoría se derivan de la posibilidad de incumplimiento de aspectos relativos al Gobierno Corporativo y a la Responsabilidad Social y de una inadecuada relación del Grupo con terceros ajenos. dentro de sus relaciones institucionales y de comunicación.

Recientemente. recomendaciones de instituciones diversas y un nuevo marco normativo específico (Ley Financiera. Ley de Transparencia, Orden ECO/3722/2003 y Circular 1/2004 de la CNMV) han incrementado las obligaciones de transparencia y buen gobierno de las sociedades cotizadas. La falta de información o la información defectuosa en temas sensibles como las operaciones vinculadas o la remuneración de los directivos afectarían a la buena imagen o reputación del Grupo, razón por la que tales materias se someten al control de los Comités de Auditoría y Control y Nombramientos y Remuneraciones. constituidos exclusivamente por Consejeros Independientes.

El posible incumplimiento del código ético del Grupo y, en concreto, la inadecuada gestión de los aspectos socio-laborales que afectan a los trabajadores y a terceros (subcontratistas, proveedores, franquiciados, etc.) podría conllevar un riesgo de incumplimiento de aspectos relacionados con la responsabilidad Social. La posibilidad de que se produzcan situaciones de explotación infantil, discriminación laboral, acoso o de que se trabaje bajo condiciones insalubres... son algunos ejemplos de los aspectos que se hace necesario evitar.

Este riesgo es especialmente relevante en el caso de terceros que se relacionan con el Grupo, ya que internamente está mitigado por el Departamento de Recursos Humanos que actúa como garante del cumplimiento del Código Ético.

Tal y como se detalla en el capítulo correspondiente a la Dimensión Social de la Memoria de Sostenibilidad, INDITEX ha desarrollado un Programa de Auditoría

Social, basado en la verificación externa e independiente del grado de implantación y cumplimiento del Código de Conducta de Talleres y Fabricantes Externos con la finalidad de minimizar los riesgos potenciales de daños en la imagen debidos a comportamientos incorrectos de terceros. Dicho programa especifica los procedimientos de revisión que garantizan la obtención de la información y de las evidencias sobre las condiciones de trabajo mínimas que todos los Fabricantes y Talleres Externos deben cumplir.

Para dotar de transparencia e independencia al Programa, INDITEX realiza auditorías con la colaboración de equipos de profesionales independientes con dominio de la legislación y del idioma propios del país.

En organizaciones de la dimensión y visibilidad de INDITEX, podrían surgir conflictos derivados de una inadecuada relación con terceros ajenos a la actividad operativa del Grupo (CNMV, Medios de comunicación, Inversores, Gobiernos...).

Con el objetivo de mitigar este riesgo, el Grupo cuenta con el Departamento de Comunicación Corporativa, que es el responsable de gestionar, de forma centralizada, las comunicaciones con terceros. Asimismo, dada su importancia, Secretaría General y el Departamento de Mercado de capitales se encargan de gestionar específicamente la relación con la CNMV y, este último departamento, además, con los inversores.

B) Riesgos Internos

4. Recursos humanos

Los principales riesgos relacionados con el ámbito de los Recursos Humanos son aquellos derivados de la posibilidad de un inadecuado dimensionamiento, capacitación y flexibilidad de los recursos humanos, de un inadecuado ambiente laboral y de una excesiva dependencia de personal clave.

La posibilidad de que la estructura organizativa no sea capaz de hacer frente a cambios en las operaciones o en la estrategia del negocio o de afrontar el ritmo de crecimiento, así como la posible dificultad para disponer de personal suficiente o adecuadamente capacitado, podrían suponer riesgos para el Grupo.

Para minimizar este riesgo, el Departamento de Recursos Humanos lleva a cabo procesos continuos de selección y contratación de nuevo personal. ha desarrollado un programa de formación periódica para su plantilla y ha implantado sistemas específicos para:

- conciliar la calidad en el desempeño profesional de los empleados con la satisfacción que cada uno de ellos obtiene en su puesto de trabajo, y

- facilitar el intercambio de puestos de trabajo entre aquellos empleados que desean enriquecer su experiencia en las distintas áreas de la Organización.

Una excesiva dependencia de personal clave implica la posibilidad de que determinados conocimientos y responsabilidades de importancia en el Grupo puedan recaer sobre personas susceptibles de abandonar la compañía para las que no se hubiesen definido planes de sucesión adecuados. El sistema de trabajo implantado en la Organización propicia la transmisión de conocimientos entre las personas involucradas en las distintas áreas, de forma que se minimiza el riesgo derivado de la concentración de conocimiento en personas clave.

En una Organización con casi cincuenta mil empleados, asegurar un adecuado ambiente laboral se convierte en un elemento crítico para el futuro. El Departamento de Recursos Humanos tiene presente la importancia de este riesgo en todas las decisiones y actuaciones que lleva a cabo.
Los programas de fidelización y formación, los planes de carrera desarrollados para el personal, los beneficios sociales, las políticas de incentivos... son algunas de las actuaciones que propician una adecuada gestión de este riesgo.

5. Operaciones

Al tratarse de la categoría que recoge los riesgos más directamente relacionados con la actividad, se acumulan en ella algunos significativos para el Grupo.

Uno de estos riesgos es el de no acertar en el diseño de las colecciones, entendiendo por ello la posible incapacidad del Grupo para reconocer y asimilar los constantes cambios en las tendencias de la moda y para diseñar, fabricar, aprovisionar y poner a la venta nuevos modelos que sintonicen con las expectativas de los clientes.

INDITEX reduce su exposición a este riesgo mediante un sistema de fabricación y aprovisionamiento que asegura una flexibilidad razonable en la respuesta a variaciones imprevistas en la demanda de nuestros clientes. El permanente contacto de las tiendas con el equipo de diseñadores, a través del Departamento de Gestión de Producto, permite captar los cambios en los gustos de los clientes y la integración vertical de las operaciones posibilita acortar los plazos de producción y entrega y reducir los volúmenes de inventarios, a la vez que se conserva la capacidad de maniobra para introducir nuevos productos a lo largo de cada campaña.

Una incorrecta gestión de los abastecimientos, tanto de aquellos adquiridos por el Grupo a proveedores externos como de los suministros de productos a las tiendas, está directamente relacionada con el riesgo de una inadecuada gestión de compras.

La búsqueda de "economías de escala" en los procesos de compra de materias primas y producto terminado puede derivar en una acumulación excesiva en los volúmenes de inventarios.

Las previsiones de demanda para cada producto son imperfectas por naturaleza, y tan negativo resulta excederse en el suministro de un producto, inmovilizando recursos financieros en existencias que se deprecian rápidamente, como abastecerlo en cantidad insuficiente, generando experiencias frustradas de compra que desvían clientes hacia los competidores.

El objetivo de mantener una oferta de producto adecuada a las necesidades de los clientes precisa de una elevada rotación del producto terminado. La gestión de esta elevada rotación de inventarios puede llegar a provocar errores en la logística de asignación de referencias entre los almacenes y las tiendas.

Para paliar estos riesgos, INDITEX lleva a cabo las siguientes actuaciones:

‹ antes de cada campaña, los distintos Departamentos de Compras fijan los niveles máximos de aprovisionamiento iniciales para cada familia de artículos mediante el presupuesto de compras, cuyo cumplimiento se revisa semanalmente, proporcionando una razonable flexibilidad a la cadena de aprovisionamiento.

‹ tramita dos veces por semana (en el caso de Zara) los pedidos de tienda formulados por los encargados de la misma y revisados y ajustados antes del despacho de la mercancía, invirtiendo en los últimos años recursos humanos y económicos destinados a mejorar el proceso de pedido y suministro a tienda, reduciendo las ineficiencias de todo proceso estimativo. Además, diariamente, se produce información sobre los niveles de inventario en tienda y se comprueba por los responsables de producto de cada zona.

‹ cuenta con sistemas informáticos que registran todos los movimientos de mercancías, asegurando unos niveles de confianza adecuados en los picking de producto y, al mismo tiempo, generando información sobre el resultado de los repartos.

El riesgo derivado de la interrupción de operaciones estará vinculado con la posibilidad de que sucedan eventos extraordinarios, ajenos al control del Grupo (catástrofes, incendio, huelgas de empleados del Grupo o de proveedores clave, etc.) que puedan afectar significativamente al normal funcionamiento de las operaciones.

Dado la operativa del Grupo, los principales riesgos de este tipo se concentran en los centros logísticos. La distribución del producto terminado se centraliza de forma independiente a través de centros logísticos ubicados en cada una de las cadenas comerciales, excepto en la cadena comercial Zara que dispone de dos centros principales situados en Arteixo y Zaragoza, facilitando de esta forma los planes de contingencia ante potenciales accidentes o paralizaciones de las actividades de distribución.

Aunque INDITEX gestiona activamente acciones para reducir la exposición de este tipo de riesgos manteniendo rigurosas medidas de seguridad en todos sus centros de distribución, junto con pólizas de seguro que cubren tanto los daños de las existencias como el coste de oportunidad o lucro cesante en caso de siniestro, existe un considerable volumen de existencias expuesto a cualquier accidente o imponderable que pudiera producirse en dichos centros.

La posible existencia de defectos en el producto terminado estaría relacionada con el riesgo de una inadecuada calidad del producto.

Para mitigar este riesgo, las fábricas del Grupo gestionan su propio sistema de calidad.

Respecto a los productos adquiridos a fabricantes externos, el control de calidad nace en el mismo momento en el que se transmiten a éstos las condiciones y características exigibles al producto. Para todos los productos se recibe una muestra de preproducción en la que se valida el cumplimiento de las especificaciones prescritas y adicionalmente, a la recepción del producto en los almacenes, o previamente a su despacho en origen cuando se trata de mercancías fabricadas fuera de la Unión Europea, se realiza una revisión por muestreo de la calidad de las mercancías.

El riesgo derivado de una inadecuada atención y satisfacción del cliente está relacionado con la posibilidad de una incorrecta gestión de la imagen de marca, la relación calidad-precio, la atención al cliente, el escaparatismo, la colocación del producto, las facilidades de pago, la admisión de devoluciones... y, en suma, de todos aquellos aspectos que pueden afectar negativamente a la experiencia de compra en la tienda.

Se trata de un riesgo hacia el cual el Grupo tiene una especial sensibilidad, ya que afecta muy directamente a la intención de compra futura de los clientes. Por ello, para reducir la exposición a este riesgo, INDITEX aplica numerosas herramientas, entre las que se encuentran las siguientes: procedimientos estandarizados de "atención al cliente"; programas de formación y seguimiento de encargados de tienda, dependientes y cajeros; sistemas de seguimiento y ajuste de precios en productos de baja rotación, equipos que visitan periódicamente las tiendas asegurando que las mismas transmiten la imagen de cada marca; canales de comunicación telefónica con los clientes con el objetivo de asegurar la calidad de servicio de venta y postventa, y las distintas páginas web de cada formato comercial.

El modelo de crecimiento de INDITEX se basa en la búsqueda continua de nuevos locales en las zonas comerciales más importantes, aplicando para ello las mejores prácticas de la Organización en la negociación de contratos de alquiler y propiedad. La administración de las casi 2.000 tiendas propias en funcionamiento a 31 de enero de 2005 expone a INDITEX a pérdidas económicas derivadas de una gestión inmobiliaria deficiente.

INDITEX reduce su exposición al riesgo de una administración inmobiliaria no adecuada a través de la normalización de sus contratos de alquiler y del seguimiento de los mismos, controlando la observancia del plan de contingencias para sus inmuebles, el cual incluye acciones tales como la contratación de seguros, las tareas de mantenimiento de locales y el cumplimiento de la normativa municipal aplicable.

Adicionalmente el Departamento Inmobiliario participa en un comité que analiza la conveniencia de cada nueva apertura.

6. Financieros

Se incluyen en esta categoría riesgos relacionados con la inadecuada gestión de tipos de cambios, la tesorería y otros, tales como los riesgos de crédito, tipos de interés o endeudamiento.

Si bien en términos relativos ninguno de estos riesgos resulta crítico para la Organización, todos ellos son gestionados sistemáticamente por el Departamento Financiero.

7. Información para la toma de decisiones

Se incluyen los riesgos relacionados con una deficiente información transaccional y operativa, financiero-contable y de gestión y presupuestación. Se trata de riesgos poco significativos en términos relativos, si bien los diferentes departamentos de INDITEX, y muy especialmente el de Control de Gestión, son responsables directos de la generación y supervisión de la calidad de dicha información.

Adicionalmente, con la finalidad de reducir la exposición a este tipo de riesgos, INDITEX revisa periódicamente la información de gestión distribuida a los distintos responsables, e invierte en sistemas de seguimiento del negocio y presupuestación, entre otros.

8. Tecnología y sistemas de información

En esta categoría se incluye el riesgo de una inadecuada infraestructura tecnológica.

La fiabilidad de los sistemas tecnológicos, incluyendo tanto los informáticos como los robóticos, es básica para el desarrollo adecuado de las actividades del Grupo. La complejidad de las operaciones que se derivan de la integración vertical y de la dispersión geográfica de las tiendas, fábricas y talleres externos podría dar lugar a un número excesivo de sistemas informáticos diferentes, que resultaría antieconómico y contrario al principio de sencillez en su manejo.

Para reducir la exposición a este tipo de riesgos, el Departamento de Informática mantiene un control permanente sobre la racionalización y coherencia de los sistemas, encaminado a minimizar el número de paquetes informáticos, a maximizar la formación de todos los usuarios implicados en su utilización y a garantizar la seguridad y estabilidad precisa para el desarrollo ininterrumpido de las actividades del Grupo.

Por otra parte, existen sistemas de contingencia en caso de parada informática, con duplicidad de equipos y almacenamiento de datos en ubicación distinta a la del Centro principal, que reducirían las consecuencias de una avería o parada a una franja de sólo algunas horas.

9. Gobierno y dirección

Esta categoría comprende riesgos significativos para el Grupo. Uno de ellos es la posibilidad de que el Grupo no cuente con una adecuada dirección y gestión, por su perfil o capacitación o por carecer de los Comités de Estrategia y de Dirección adecuados.

El Grupo es consciente de las limitaciones que un riesgo de estas características conllevaría en un escenario de fuerte crecimiento como el previsto. Es por ello que actualmente está llevando a cabo un proceso de rediseño de su estructura directiva para poder responder exitosamente a los nuevos escenarios.

Asimismo, la posibilidad de que se produzcan actuaciones, por parte de uno o varios miembros del equipo directivo, que puedan incumplir normas éticas, suponer actos ilegales o resultar en daños de imagen, podrían conllevar un riesgo relacionado con el incumplimiento de normas de Gobierno Corporativo.

La operatividad en la gestión exige delegar responsabilidades en el personal directivo, por lo que la posible negligencia o mala fe de éste supone un riesgo consustancial a una cadena de mando profesionalizada. INDITEX gestiona activamente la exposición a este tipo de riesgos mediante una política de nombramientos supervisada por la Comisión de Nombramientos y Retribuciones, integrada exclusivamente por consejeros independientes. Existe además un Reglamento Interno de Conducta del Mercado de Valores y un órgano denominado Dirección de Cumplimiento Normativo al que corresponde, de conformidad con lo previsto en el Art. 10.2.2 del citado Reglamento, cumplir y hacer cumplir las normas de conducta de los Mercados de Valores y las reglas del propio RIC (Reglamento Interno de Conducta), sus procedimientos y demás normativa complementaria actual o futura.

D.3. En el supuesto, que se hubiesen materializado algunos de los riesgos que afectan a la sociedad y/o su grupo, indique las circunstancias que los han motivado y si han funcionado los sistemas de control establecidos.

Los riesgos descritos en el apartado anterior son consustanciales al modelo de negocio y a la actividad de INDITEX, por lo que es probable que algunos de ellos se materialicen en cierta medida a lo largo de cada ejercicio económico.

Sin embargo, ninguno de los riesgos que se han materializado ha tenido una incidencia significativa en la Organización durante el último ejercicio.

D.4. Indique si existe alguna comisión u otro órgano de gobierno encargado de establecer y supervisar estos dispositivos de control y detalle cuales son sus funciones.

El Reglamento del Consejo de Administración establece que corresponde al Comité de Auditoria y Control, integrado exclusivamente por Consejeros independientes de INDITEX, supervisar las funciones del departamento de Auditoría Interna de la Sociedad y su Grupo, aprobando su presupuesto y el plan de auditoría interna y supervisando sus medios materiales y humanos, tanto internos como externos.

En el ejercicio 2004 se definió y aprobó formalmente por el Consejo de Administración el Estatuto de Auditoría Interna del Grupo INDITEX, el cual constituye la norma básica que guía las actividades de la función de Auditoría Interna.

De acuerdo con este estatuto, se define como misión de la función de Auditoría Interna contribuir al buen funcionamiento del Grupo INDITEX:

- garantizando al Comité de Auditoría y Control del Grupo la supervisión eficaz e independiente del sistema de control interno mediante el ejercicio de una función alineada con las normas y estándares de calidad para el ejercicio de la profesión, y

- aportando al Grupo recomendaciones que contribuyan a reducir a niveles razonables el impacto potencial de los riesgos que dificultan la consecución de los objetivos de la Organización.

Asimismo, el estatuto establece como objetivos de la función de Auditoría Interna los de:

- Propiciar, a través de conclusiones y recomendaciones, la existencia de adecuados sistemas de control interno y de gestión de riesgos, así como la aplicación homogénea y eficiente de las políticas y procedimientos que conforman dicho sistema de control interno, de forma que facilite el logro de los objetivos de la Organización.

- Servir como canal de comunicación entre la Organización y el Comité de Auditoría y Control, en relación con los asuntos competencia de la Auditoría Interna.

La Auditoria Interna es una función centralizada y se encuadra en la actual estructura organizativa mediante la vinculación directa con el Consejo de Administración, del que depende funcionalmente a través del Comité de Auditoría y Control, lo que le permite garantizar plena independencia en sus actuaciones.

Corresponde al Comité de Auditoría y Control la supervisión del Departamento de Auditoría Interna, incluyendo, entre sus responsabilidades:

- Aprobar los presupuestos y medios, humanos y materiales, internos y externos, de la función de Auditoría Interna.

- Aprobar y supervisar el contenido de sus actuaciones.

D.5. Identificación y descripción de los procesos de cumplimiento de las distintas regulaciones que afectan a su sociedad y/o a su grupo.

La dispersión geográfica del Grupo INDITEX provoca que el cumplimiento de múltiples regulaciones constituya un riesgo relevante. Es precisamente esta diversidad la que ha motivado la creación de una categoría específica dentro de los riesgos externos que afectan al Grupo denominada "Regulación", que se ha descrito en el apartado D.2.

Dentro de esta categoría se ha considerado oportuno diferenciar los riesgos en cuatro grupos, en función del tipo de regulación a la que hacen referencia y del potencial impacto que tienen para el Grupo. Esta clasificación es la que utilizaremos para detallar la legislación que afecta a INDITEX en el desarrollo de sus operaciones.

- Legislación civil y mercantil general: relativa al derecho de sociedades y contratos civiles y comerciales.

- Legislación fiscal: relativa a los impuestos a los que se somete la actividad y los beneficios del Grupo.

- Legislación aduanera: referente a los movimientos transfronterizos de mercancía.

- Legislación laboral: que regula la relación con los trabajadores en lo referente a salarios, horarios de trabajo, calendario laboral, prevención y seguridad, etc.

- Otras legislaciones: se incluyen en este apartado legislaciones comunes a cualquier sociedad cotizada y otras específicamente relacionadas con la actividad de INDITEX:

- Legislación contable, relativa a los principios y normas contables.

- Legislación de mercado de valores, que afecta a todas las sociedades cotizadas.

- Legislación de propiedad intelectual e industrial, relacionada con los derechos sobre diseños y marcas.

- Legislación de consumidores y usuarios, que regula las licencias de apertura de tiendas, horarios comerciales, periodos de rebajas, y todo aquello relacionado con la distribución minorista, así como los aspectos relativos a las condiciones que debe reunir el producto que se vende en las tiendas, especialmente en relación con el etiquetado y el embalaje.

- Derecho de la competencia, que afecta específicamente a las relaciones con otros competidores en el mercado.

- Legislación inmobiliaria, que afecta fundamentalmente a la propiedad comercial y, en especial, a los arrendamientos de los locales comerciales en los que se ubican las tiendas del Grupo.

Con el fin de reducir la exposición al riesgo de incumplimiento de las diferentes legislaciones a las que el Grupo se encuentra sujeto, los departamentos Jurídico, Fiscal y Laboral corporativos realizan una labor de coordinación con los distintos responsables geográficos y con los asesores legales externos de cada país.

E JUNTA GENERAL

E.1. Enumere los quórum de constitución de la junta general establecidos en los estatutos. Describa en qué se diferencian del régimen de mínimos previsto en la Ley de Sociedades Anónimas (LSA).

Tanto el artículo 21.1 de los Estatutos sociales como el artículo 15 del Reglamento de la Junta General disponen que la Junta General quedará validamente constituida en primera convocatoria cuando los accionistas presentes o representados posean, al menos, el cincuenta por ciento del capital social suscrito con derecho de voto. En segunda convocatoria, con carácter general, quedará válidamente constituida la Junta General cualquiera que sea el capital concurrente a la misma. No obstante, si la Junta está llamada a deliberar sobre el aumento o la reducción del capital social, la emisión de obligaciones, la transformación de la sociedad, la fusión por creación de una nueva sociedad o mediante absorción de la sociedad por otra entidad, la escisión total o parcial, la cesión global del activo y pasivo, la sustitución del objeto social así como cualquier otra modificación de los Estatutos sociales, será necesaria, en segunda convocatoria, la concurrencia del veinticinco por ciento del capital social suscrito con derecho de voto.

Por tanto, la única diferencia entre dicho régimen y el que establece la LSA, tanto con carácter general (Art. 102) como para supuestos especiales (Art. 103), radica en el quórum necesario para la constitución de la Junta General en primera convocatoria con arreglo al artículo 102 LSA, que los Estatutos y el Reglamento de la Junta de la sociedad han igualado con el quórum de constitución de la Junta en primera convocatoria con arreglo al artículo 103 LSA (accionistas presentes o representados que posean, al menos, el cincuenta por ciento del capital suscrito con derecho a voto).

Ello está expresamente permitido por el propio artículo 102 LSA cuando, tras disponer que la Junta General de accionistas quedará válidamente constituida en primera convocatoria cuando los accionistas presentes o representados posean, al menos, el veinticinco por ciento del capital suscrito con derecho a voto, a continuación prevé que los estatutos puedan fijar un quórum superior.

E.2. Explique el régimen de adopción de acuerdos sociales. Describa en qué se diferencia del régimen previsto en la LSA.

Una vez finalizado el turno de intervenciones de los accionistas y facilitadas las respuestas conforme a lo previsto en el Reglamento de la Junta General, se someterán a votación las propuestas de acuerdos sobre los asuntos comprendidos en el orden del día o sobre aquellos otros que hubieran sido propuestos por los accionistas sin que por mandato legal sea preciso que figuren en él.

Si se hubieran formulado propuestas relativas a asuntos no comprendidos en el orden del día y sobre las que la Junta pueda resolver, el Presidente decidirá el orden en que serán sometidas a votación. En caso contrario, la votación de las propuestas de acuerdos seguirá el orden del día establecido al efecto.

No será necesario que el Secretario dé lectura íntegra previa a aquellas propuestas de acuerdo cuyos textos hubiesen sido facilitados a los accionistas al comienzo de la sesión. En todo caso, el Secretario indicará a los asistentes qué propuesta de acuerdo procede votar en cada momento, y resumirá el contenido esencial de los acuerdos cuya lectura íntegra se haya omitido en virtud de lo dispuesto anteriormente. Si se hubieran formulado propuestas de acuerdos alternativas a las presentadas por el Consejo de Administración respecto de los puntos incluidos en el orden del día, se votará en primer lugar la propuesta formulada por el Consejo y, si procede, las realizadas por otros proponentes en orden cronológico atendiendo al momento de su presentación.

Aprobada por la Junta una propuesta de acuerdo, decaerán automáticamente las restantes relativas al mismo punto del orden del día que sean incompatibles con ella, sin que proceda, por tanto, someterlas a votación.

Por regla general y sin perjuicio de que, a juicio del Presidente, puedan emplearse otros sistemas alternativos cuando las circunstancias así lo requieran, a los efectos de la votación de las propuestas de acuerdos se procederá a determinar el sentido de los votos formulados por los accionistas como sigue:

a) Cuando se trate de propuestas de acuerdos relativos a asuntos comprendidos en el orden del día, se considerarán votos a favor los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a (a) las acciones cuyos titulares o representantes manifiesten que votan en contra, votan en blanco o se abstienen, mediante la comunicación o expresión de su voto o abstención al Notario, para su constancia en acta; (b) las acciones cuyos titulares hayan votado en contra, en blanco o hayan manifestado expresamente su abstención, a través de los medios de comunicación a que se refiere el artículo siguiente, y (c) las acciones cuyos titulares o representantes hayan abandonado la reunión con anterioridad a la votación de la propuesta de acuerdo de que se trate y hayan dejado constancia ante el Notario en la forma prevista en el artículo 18.5 del Reglamento de la Junta.

b) Cuando se trate de propuestas de acuerdos relativos a asuntos no comprendidos en el orden del día, se considerarán votos contrarios los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a (a) las acciones cuyos titulares o representantes manifiesten que votan a favor, votan en blanco o se abstienen, mediante la comunicación o expresión de su voto o abstención al Notario, para su constancia en acta; (b) las acciones cuyos titulares hayan votado a favor, en blanco o hayan manifestado expresamente su abstención, a través de los medios de comunicación a que se refiere el artículo siguiente, y (c) las acciones cuyos titulares o representantes hayan abandonado la reunión con anterioridad a la votación de la propuesta de acuerdo de que se trate y hayan dejado constancia ante el Notario en la forma prevista en el artículo 18.5 del Reglamento.

Los acuerdos se adoptarán por mayoría de votos de las acciones presentes o representadas en la Junta General, salvo disposición legal o estatutaria en contrario. Las votaciones serán nominativas o secretas según determine la propia Junta. En caso de empate se considerará desestimada la proposición.

Los accionistas con derecho de asistencia y voto podrán emitir su voto sobre las propuestas relativas a puntos comprendidos en el orden del día por correo o mediante comunicación electrónica una vez que, atendido el estado de la técnica y los medios disponibles, así lo determine el Consejo de Administración mediante acuerdo adoptado al efecto, haciéndolo constar expresamente en el anuncio de convocatoria de la Junta General de que se trate, y con eficacia para todas las Juntas posteriores sin necesidad de reiterarlo, por considerar que existen garantías suficientes de identificación del accionista que ejerce su derecho de voto y de seguridad y autenticidad de su declaración de voluntad.

El voto por correo se emitirá remitiendo a la sociedad un escrito en el que conste éste, acompañado de la tarjeta de asistencia expedida por la entidad o entidades encargadas de la llevanza del registro de anotaciones en cuenta, debidamente firmada mediante firma autógrafa.

El voto mediante comunicación electrónica se emitirá bajo firma electrónica reconocida u otra clase de garantía que la sociedad estime idónea para asegurar la autenticidad y la identificación del accionista que ejercita el derecho de voto.

El voto emitido por correo o mediante comunicación electrónica habrá de recibirse por la sociedad antes de las veinticuatro (24) horas del segundo día laborable (sin incluir sábados) inmediato anterior al previsto para la celebración de la Junta General. En caso contrario, el voto se tendrá por no emitido. Los votos emitidos de conformidad con las estipulaciones así establecidas serán eficaces, salvo supuestos de caso fortuito o fuerza mayor que impidan la válida recepción o correcta identificación de los mismos.

El Consejo de Administración está facultado para desarrollar las previsiones anteriores estableciendo las reglas, medios y procedimientos adecuados al estado de la técnica para instrumentar la emisión del voto y el otorgamiento de la representación por medios electrónicos, ajustándose en su caso a las normas que se dicten al efecto.

En particular, el Consejo de Administración podrá (i) regular la utilización de garantías alternativas a la firma electrónica para la emisión del voto electrónico, (ii) reducir el plazo de antelación establecido para la recepción por la sociedad de los votos emitidos por correspondencia postal o electrónica y (iii) establecer otros medios telemáticos o de otra índole adecuados al estado de la técnica para instrumentar la emisión del voto, siempre que se garantice debidamente la identidad del accionista que ejerce su derecho de voto.

En todo caso, el Consejo de Administración adoptará las medidas precisas para evitar posibles duplicidades y asegurar que quien ha emitido el voto a distancia o delegado la representación mediante correspondencia postal o electrónica, está debidamente legitimado para ello con arreglo a lo dispuesto en los Estatutos Sociales y en el Reglamento de la Junta General. Las reglas de desarrollo que adopte el Consejo de Administración se publicarán en la página web de la Sociedad.

Los accionistas con derecho de asistencia y voto que emitan su voto a distancia conforme a lo previsto serán considerados como presentes a los efectos de la constitución de la Junta General de que se trate. En consecuencia, las delegaciones realizadas con anterioridad se entenderán revocadas y las conferidas con posterioridad se tendrán por no efectuadas.

La asistencia personal a la Junta General del accionista tendrá valor de revocación del voto efectuado mediante correspondencia postal o electrónica. También se entenderá revocado el voto efectuado mediante correspondencia postal o electrónica por la remisión posterior de un voto en sentido distinto.

En la actualidad, tras la supresión por la Junta General de accionistas de la sociedad, celebrada el 18 de julio de 2003, del requisito de mayoría cualificada -dos terceras partes del capital social presente o representado en la Junta General- para la aprobación de determinados acuerdos por la Junta, el régimen de mayorías para la adopción de acuerdos sociales no difiere del establecido en el artículo 93.1 de la LSA.

E.3. Relacione los derechos de los accionistas en relación con las juntas generales, que sean distintos a los establecidos en la LSA.

Dentro de los derechos que el artículo 48 de la LSA reconoce al accionista, se pueden poner en relación con las Juntas Generales los siguientes: el de asistir y

votar en las juntas generales y el de impugnar los acuerdos sociales así como el de información.

Estos derechos son objeto de desarrollo en los artículos 104 ("Legitimación para asistir a la junta"), 105 ("Limitaciones de los derechos de asistencia y voto"), 106 ("Representación"), 108 ("Representación familiar"), 112 ("Derecho de información") y 115 y siguientes (relativos a la impugnación de acuerdos sociales) de la LSA.

Los derechos de los accionistas de INDITEX en relación con las juntas generales son escrupulosamente respetados por la sociedad, en los términos establecidos en la legislación vigente, en los Estatutos sociales y en el Reglamento de la Junta General.

Derecho de información del accionista

El Departamento de Relación con Inversores y la Oficina del Accionista de INDITEX están a disposición de los accionistas para facilitar toda la información sobre la Junta General que puedan requerir. Con carácter previo a la Junta General, se remite a aquellos accionistas que lo solicitan una copia del informe público anual y la documentación relevante en relación con los asuntos del orden del día.

Por otra parte, la sociedad atiende, en la medida de lo posible, las solicitudes de información que, en relación con los asuntos comprendidos en el orden del día de la Junta General, se formulen por los accionistas, tanto con anterioridad a la reunión de la Junta General como en el propio acto de su celebración a través del turno de intervenciones, en el que pueden intervenir todos los accionistas asistentes a la Junta que lo deseen y cuyas intervenciones son siempre objeto de respuesta.

Por lo que respecta a la regulación del derecho de información del accionista contenida en el Reglamento de la Junta General, ésta es objeto de tratamiento en el apartado E.4 del presente Informe.

Asistencia a las Juntas Generales. Derecho de voto

El derecho de asistencia es objeto de tratamiento en el apartado E.9.

Cada acción da derecho a un voto.

Representación en la Junta General

El derecho de representación se desarrolla en el apartado E.10.

E.4. Indique, en su caso, las medidas adoptadas para fomentar la participación de los accionistas en las juntas generales.

Además de la publicación de los anuncios previstos en la Ley y en los Estatutos y de la puesta a disposición de los accionistas en el domicilio social de la compañia, de forma gratuita, de la información y la documentación relacionada con el orden del día de la reunión, la sociedad difunde la convocatoria de las Juntas Generales a través de la web corporativa, incorporando toda la documentación relevante para facilitar la asistencia y la participación de los accionistas, incluidos el orden del día, los informes de los administradores y la restante documentación relativa a la Junta General exigida por la Ley.

Por otra parte, el Reglamento de la Junta General de accionistas establece instrumentos dirigidos a favorecer la participación de los accionistas, en particular, a través del desarrollo de los derechos de información, asistencia y representación.

En este sentido, los artículos 9 y 10 del Reglamento de la Junta General establecen lo siguiente:

Artículo 9. Información a disposición desde la convocatoria

Desde la publicación del anuncio de convocatoria, la Sociedad pondrá a disposición de los accionistas la siguiente información:

(a) Los documentos (tales como, entre otros, las cuentas anuales, propuesta de aplicación del resultado, informes de gestión, informes de auditoría, informes de administradores, propuestas de acuerdos, texto literal de modificaciones estatutarias, informes de auditores y/o expertos independientes, proyectos de fusión o escisión) que deban facilitarse obligatoriamente por imperativo legal en relación con los distintos puntos incorporados al orden del día.

(b) El texto íntegro de las propuestas de acuerdos que el Consejo de Administración somete a la deliberación y aprobación de la Junta en relación con los distintos puntos del orden del día. Excepcionalmente, el Consejo de Administración podrá omitir la publicación de aquellas propuestas para las que la Ley o los Estatutos no exijan su puesta a disposición de los accionistas desde la fecha de la convocatoria de la Junta General, cuando considere que concurren motivos justificados que desaconsejen su publicación previa.

(c) Informaciones de carácter práctico relacionadas con la Junta y la forma de ejercicio de sus derechos por los accionistas, tales como, entre otras:

(i) Los cauces de comunicación existentes entre la Sociedad y los accionistas y, en particular, las explicaciones pertinentes para el ejercicio del derecho de información del accionista, con indicación de las direcciones de correo postal y electrónico a las que pueden dirigirse los accionistas.

(ii) Los medios y procedimientos para conferir la representación en la Junta General.

(iii) Los medios y procedimientos para el ejercicio del voto a distancia, incluidos, en su caso, los formularios para acreditar la asistencia y el ejercicio del voto por medios telemáticos en las Juntas Generales.
(iv) Información sobre la ubicación del lugar donde vaya a celebrarse la Junta y la forma de acceder al mismo.

(v) Información, en su caso, sobre sistemas o procedimientos que faciliten el seguimiento de la Junta, tales como mecanismos de traducción simultánea, difusión a través de medios audiovisuales, informaciones en otros idiomas, etc.

(d) Cualesquiera otras informaciones que se estimen convenientes para facilitar la asistencia y participación de los accionistas en la Junta General.

Los accionistas podrán obtener, de forma inmediata y gratuita, en el domicilio social, así como solicitar su entrega o envío gratuito, los documentos e informaciones referidos en los apartados anteriores, en los términos establecidos legalmente. Asimismo, tales documentos e informaciones se incorporarán a la página web de la Sociedad.

Artículo 10. Derecho de información previo a la celebración de la Junta General

Desde el mismo día de publicación de la convocatoria de la Junta general y hasta el séptimo día anterior, inclusive, al previsto para su celebración, todo accionista podrá, acerca de los asuntos comprendidos en el orden del día, solicitar por escrito al Consejo de Administración las informaciones o aclaraciones que estime precisas o formular las preguntas que estime pertinentes. Además, con la misma antelación y forma, todo accionista podrá solicitar informaciones o aclaraciones o formular preguntas por escrito acerca de la información accesible al público que se hubiera facilitado por la Sociedad a la CNMV desde la celebración de la última Junta General. Asimismo. los accionistas podrán recabar cualquier otra información que precisen sobre la Junta General a través de la página web de la Sociedad o del número de teléfono del servicio de atención al accionista que se establecerá al efecto y que se divulgará oportunamente.

El Consejo de Administración está obligado a proporcionar la información solicitada, salvo en los casos en que (i) la publicidad de los datos solicitados pueda perjudicar, a juicio del Presidente, los intereses sociales (si bien no podrá alegarse esta excepción cuando la solicitud esté apoyada por accionistas que representen, al menos, un veinticinco (25) por ciento del capital social); (ii) la petición de información o aclaración no se refiera a asuntos comprendidos en el orden del día o a información accesible al público que se hubiera facilitado por la Sociedad a la CNMV desde la celebración de la última Junta General; (iii) la información o aclaración solicitada no sea razonablemente necesaria para formar opinión sobre las cuestiones sometidas a la Junta o, por cualquier causa, merezca la consideración de abusiva, o (iv) cuando así resulte de disposiciones legales o reglamentarias.

Las respuestas a las solicitudes de información formuladas se cursarán por el Consejo de Administración en pleno, por cualquiera de sus miembros, por su Secretario, aunque no fuera miembro del Consejo, o por cualquiera otra persona expresamente facultada por el Consejo de Administración a tal efecto.

En los términos previstos legalmente, las solicitudes de información se responderán por escrito y con anterioridad a la Junta General, salvo que por las características de la información requerida no resultare procedente. Las solicitudes de información que, por la proximidad a la fecha de celebración de la Junta, no puedan ser contestadas antes de ella, o bien se formulen en el propio acto de la Junta, se responderán en el curso de la Junta General, conforme a lo previsto en este Reglamento o, en su caso, en el plazo más breve posible desde la fecha de celebración de la Junta respetando en cualquier caso el plazo máximo legalmente establecido al efecto.

Las respuestas otorgadas a cuestiones significativas que sean facilitadas a los accionistas con anterioridad a la fecha de la reunión, serán puestas a disposición de todos los accionistas concurrentes a la Junta al comienzo de la sesión, y se divulgarán igualmente en la página web de la Sociedad.

El derecho de información se completa con los de asistencia y representación, que se tratan en los apartados E.9 y E.10. Ambos derechos han sido ampliados como consecuencia de las modificaciones introducidas en los Estatutos y en el Reglamento de la Junta General en julio de 2004.

E.5. Indique si el cargo de presidente de la junta general coincide con el cargo de presidente del consejo de administración. Detalle, en su caso, qué medidas se adoptan para garantizar la independencia y buen funcionamiento de la junta general:

SÍ [X] NO [ ]

Detalle las medidas
El artículo 16 del Reglamento de la Junta General, en desarrollo del artículo 22 de los Estatutos de la sociedad, dispone que la Junta General será presidida por el Presidente del Consejo de Administración o, en su defecto, por el Vicepresidente que lo sustituya según los Estatutos sociales, y a falta de Presidente y Vicepresidente, por el accionista que la propia Junta designe. Una vez que la mesa de la Junta haya formulado la lista de los asistentes, expresando el carácter o representación de cada uno y el número de acciones propias o ajenas que concurran, el Presidente declarará la Junta válidamente constituida; someterá a su deliberación los asuntos que hayan de ser tratados según el orden del día o el acuerdo previo en las Juntas Universales; dirigirá y ordenará el desarrollo de los debates señalando el orden de intervención y concediendo la palabra a todos los accionistas que lo hayan solicitado por escrito y, a continuación, a quienes lo interesen verbalmente, pudiendo establecer turnos de intervención en favor y en contra de la propuesta y limitar el número de los que han de intervenir en uno u otro sentido o el tiempo en el uso de la palabra; declarará los asuntos suficientemente discutidos, y ordenará proceder a la votación, proclamando el resultado de ésta a continuación. Todos estos aspectos, así como otros tendentes al buen funcionamiento de la Junta General, son desarrollados en detalle por el Reglamento de la Junta. Por último, y como garantía de la independencia y del buen funcionamiento de la Junta General, debe hacerse mención, por una parte, a que la formación de la lista de asistentes y el cómputo del quórum de asistencia para la válida constitución de la Junta se encomiendan a una empresa de reconocido prestigio en su sector de actividad y que actúa con sujeción a una práctica profesional acreditada; y, por otra parte, a que el Consejo de Administración, en cumplimiento de lo previsto en el artículo 7.2 del Reglamento de la Junta General, requiere la presencia de un Notario para que levante al acta de la Junta.

E.6. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el reglamento de la junta general.

La Junta General de accionistas de la sociedad, celebrada el 16 de julio de 2004, acordó aprobar la modificación del Reglamento de la Junta General de accionistas de INDITEX, inicialmente aprobado por la Junta General celebrada el 18 de julio de 2003 con la finalidad de desarrollar las normas legales y estatutarias relativas a las Juntas Generales de accionistas, regulando con mayor detalle los procedimientos de convocatoria, preparación y celebración de las Juntas Generales y las formas de ejercicio de los derechos políticos de los accionistas con ocasión de su convocatoria y celebración, así como fomentar y facilitar la participación de los accionistas en la Junta General a fin de contribuir a una formación transparente e informada de la voluntad social.

La reforma aprobada el 16 de julio de 2004 introdujo en el Reglamento de la Junta General las siguientes modificaciones principales:

a) Se incorpora al texto reglamentario el régimen de inscripción en el Registro Mercantil que preceptúa el artículo 113 de la LMV para el Reglamento de la Junta General de accionistas de las sociedades cotizadas.

b) Se incluyen expresamente en el artículo relativo a las competencias exclusivas de la Junta General la de separar a los auditores de cuentas (junto con la de nombrarlos, que ya figuraba en el Reglamento) y la de acordar la cesión global del activo y pasivo (a la que ya se hacía referencia en el precepto que regula el quórum de constitución de la Junta General para supuestos especiales).

c) Se da nueva regulación al derecho de información del accionista desde la convocatoria y al derecho de información previo a la celebración de la Junta General, adaptando su extensión, procedimiento y plazos para su ejercicio a las disposiciones de la Ley de Transparencia y de su normativa de desarrollo.

d) Se elimina el requisito de ser titular de un minimo de 50 acciones de la sociedad para tener derecho de asistencia a las Juntas Generales. La reforma

implica la supresión de la referencia a dicho requisito y la desaparición de la posibilidad para los accionistas titulares de un número de acciones inferior a 50 de agrupar sus acciones o conferir su representación a otro accionista que sí goce de derecho de asistencia, por ser innecesaria.

e) Se contempla la posibilidad de los accionistas de conferir su representación para asistir a la Junta General por medios postales o electrónicos.

f) Se introduce la posibilidad de que los accionistas que deseen que su ausencia sea tenida en cuenta a los efectos pertinentes puedan dejar constancia expresa de la misma al Notario.

g) Se matizan y perfeccionan los criterios para determinar el sentido de los votos emitidos por los accionistas.

h) Se regulan las condiciones y la forma de emisión por los accionistas del voto por medios postales o electrónicos.

E.7. Indique los datos de asistencia en las juntas generales celebradas en el ejercicio al que se refiere el presente informe:

Datos de asistencia

Fecha Junta General	% de presencia fisica	% en representación	% voto a distancia	Total %
16-07-2004	0,700	77,590	0,000	78

E.8. Indique brevemente los acuerdos adoptados en las juntas generales celebrados en el ejercicio al que se refiere el presente informe y porcentaje de votos con los que se ha adoptado cada acuerdo.

La Junta General de accionistas de INDITEX, en su reunión celebrada el 16 de julio de 2004, adoptó, con arreglo al orden del día, los siguientes acuerdos que se resumen a continuación:

Primero.- Examen y aprobación, en su caso, de las cuentas anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) e Informe de Gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su grupo consolidado (Grupo Inditex), correspondientes al ejercicio social 2003. finalizado el 31 de enero de 2004, así como de la gestión social.

Se aprobaron las Cuentas Anuales (Balance, Cuenta de Pérdidas y Ganancias y Memoria) y el informe de gestión de Industria de Diseño Textil, S.A. (INDITEX, S.A.), así como las Cuentas Anuales y el informe de gestión consolidado del Grupo Inditex, correspondientes al ejercicio 2003 (finalizado el 31 de enero de 2004), formuladas por el Consejo de Administración en su reunión del día 23 de marzo de 2004 y firmadas por todos los consejeros.

Se aprobó asimismo la gestión del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.) correspondiente al ejercicio 2003.

Este acuerdo fue aprobado por mayoría del 99,65%, con 1.491.567 votos en contra y 178.271 abstenciones.

Segundo.- Aplicación del resultado del ejercicio y distribución de dividendos.

Se aprobó la propuesta de aplicación del resultado positivo del ejercicio social 2003 (finalizado el 31 de enero de 2004), de acuerdo con el Balance antes aprobado, por importe de doscientos setenta y dos millones setecientos treinta y cinco mil euros, a distribuir del siguiente modo:

MILES DE EUROS
A reservas voluntarias.. 54.570
A dividendos...218.165
TOTAL...272.735

Se acordó retribuir las acciones con derecho a dividendo con la cantidad bruta de catorce céntimos de euro por acción en concepto de dividendo ordinario y de veintiún céntimos de euro por acción en concepto de dividendo extraordinario, lo que hace un total de treinta y cinco céntimos de euro por acción, y pagar dicho dividendo el día 22 de julio de 2004, a través de las entidades participantes en la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) en donde los accionistas tuviesen depositadas sus acciones.

Este acuerdo fue aprobado por mayoría del 99,98%, con 0 votos en contra y 73.491 abstenciones.

Tercero.- Dimisión de Consejero. Reelección de miembros del Consejo de Administración.

Se aprobó tomar conocimiento de la dimisión del consejero ROSP CORUNNA, S.L., presentada mediante carta dirigida por su representante Dña. Rosalía Mera Goyenechea al Presidente del Consejo de Administración, con fecha 10 de junio de 2004, acordando mantener en diez el número de miembros del Consejo de Administración y dejar sin cubrir la vacante creada por la dimisión del consejero antes citado hasta que, bien el Consejo de Administración, ejercitando sus facultades de cooptación antes del vencimiento del plazo para el que había sido designado el consejero saliente, o bien la Junta General de accionistas, previo informe, en todo caso, de la Comisión de Nombramientos y Retribuciones y en uso de las facultades que legal y estatutariamente tienen atribuidas, designasen un nuevo consejero para cubrir la vacante producida.

Igualmente se aprobó, ante la inminente caducidad de sus respectivos nombramientos y con el informe favorable de la Comisión de Nombramientos y Retribuciones, el cese y la reelección de D. Juan Carlos Rodríguez Cebrián, D. Carlos Espinosa de los Monteros Bernaldo de Quirós y D. Francisco Luzón López, como vocales del Consejo de Administración por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de la Junta General. Presentes los citados consejeros, manifestaron no estar incursos en causa alguna de prohibición o incompatibilidad y aceptaron expresamente su reelección por la Junta como miembros del Consejo de Administración de la Sociedad, agradeciendo la confianza en ellos depositada.

Este acuerdo fue aprobado por mayoría del 99,67%, con 1.039.544 votos en contra y 519.028 abstenciones.

Cuarto.- Propuesta de modificación de los Estatutos Sociales: artículos 6 (Acciones sin voto. Acciones privilegiadas. Acciones rescatables), 8 (Representación de las acciones), 10 (Aumento y disminución de capital y emisión de obligaciones u otros valores que reconozcan una deuda), 12 (Derecho de suscripción preferente), 14 (Gobierno, administración y representación de la Sociedad), 17 (Convocatoria.

Juntas Universales), 18 (Asistencia a las Juntas. Derecho de voto), 20 (Representación en la Junta General), 22 (Mesa de la Junta. Deliberaciones. Adopción de acuerdos), 24 (Consejo de Administración), 27 (Convocatoria y quórum de las reuniones del Consejo. Adopción de acuerdos), 28 (Facultades del Consejo), 30 (Comité de Auditoría y Control), 36 (Distribución de dividendos) y 42 (Resolución de conflictos), e introducción de nuevos preceptos estatutarios como artículos 23 (Adopción de acuerdos), 32 (Comisión de Nombramientos y Retribuciones) y 34 (Página web), renumerando los actuales artículos 23 a 42 como nuevos artículos 24 a 45.

Se modificaron e introdujeron los artículos citados y se procedió a la renumeración. manteniendo todos ellos su actual redacción, desde el antiguo artículo 23 (Actas y certificaciones) hasta el artículo 42 (Resolución de conflictos), ambos inclusive.

Este acuerdo fue aprobado por mayoría del 99,78%, con 11.200 votos en contra y 998.755 abstenciones.

Quinto.- Propuesta de modificación del Reglamento de la Junta General.

Se aprobó la modificación del Reglamento de la Junta General de accionistas de Industria de Diseño Textil, S.A. (INDITEX, S.A.).

Este acuerdo fue aprobado por mayoría del 99,94%, con 85 votos en contra y 263.382 abstenciones.

Sexto.- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.

Se autorizó al Consejo de Administración, en los términos reflejados en la contestación al apartado A.9 anterior, para que pueda proceder a la adquisición derivativa de acciones propias bien directamente, bien a través de cualesquiera sociedades filiales en las que la Sociedad sea sociedad dominante.

Dicha autorización dejó sin efecto la autorización aprobada por la Junta General de Accionistas celebrada el día 18 de julio de 2003.

Este acuerdo fue aprobado por mayoría del 99,98%, con 1.085 votos en contra y 70.598 abstenciones.

Séptimo.- Otorgamiento de facultades para ejecución de acuerdos.

Se delegaron en el Consejo de Administración, con expresas facultades de sustitución en la Comisión Ejecutiva o en cualesquiera de sus miembros, las facultades necesarias para la subsanación, desarrollo y ejecución de cada uno de los acuerdos aprobados en la Junta General.

En concreto, se facultó al Presidente del Consejo de Administración, D. Amancio Ortega Gaona, al Vicepresidente, D. José María Castellano Ríos y al Secretario, D. Antonio Abril Abadín, para que, cualquiera de ellos, solidaria e indistintamente, pudiera realizar los actos procedentes para ejecutar los acuerdos aprobados en la Junta General en orden a la inscripción de los mismos en el Registro Mercantil y en cualesquiera otros Registros, incluyendo, en particular, y entre otras facultades, la de comparecer ante Notario para otorgar las escrituras públicas y actas notariales necesarias o convenientes a tal fin, subsanar, ratificar, interpretar o complementar lo acordado y formalizar cualquier otro documento público o privado que sea necesario o conveniente hasta conseguir la ejecución y plena inscripción de los acuerdos adoptados, sin necesidad de nuevo acuerdo de la Junta General, así

como para proceder al preceptivo depósito de las cuentas anuales individuales y consolidadas en el Registro Mercantil.

Este acuerdo fue aprobado por mayoría del 99,98%, con 0 votos en contra y 70.598 abstenciones.

Finalmente, como octavo punto del Orden del Día, que no fue objeto de votación dado su carácter meramente informativo, el Consejo de Administración, en cumplimiento de lo dispuesto por el artículo 115 de la Ley del Mercado de Valores, en su nueva redacción dada por el artículo primero de la Ley 26/2003, de 17 de julio, para el reforzamiento de la transparencia de las sociedades anónimas cotizadas, informó a la Junta General de Accionistas sobre el Reglamento del Consejo de Administración de la Sociedad.

El texto íntegro de los acuerdos se encuentra disponible al público desde el mismo día 16 de julio de 2004 en la web corporativa (www.inditex.com) y a través de la página web de la CNMV.

E.9. Indique, en su caso, el número de acciones que son necesarias para asistir a la Junta General y si al respecto existe alguna restricción estatutaria.

De conformidad con lo previsto en los Estatutos sociales y en el Reglamento de la Junta General, tras las modificaciones de ambos textos normativos aprobadas por la Junta General de accionistas celebrada el 16 de julio de 2004, tendrán derecho de asistencia a la Junta General los titulares de cualquier número de acciones inscritas a su nombre en el registro de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta, que además mantengan la titularidad de las mismas hasta la celebración de la Junta y se hallen al corriente en el pago de los dividendos pasivos.

Se elimina así el requisito de ser titular de un mínimo de 50 acciones de la Sociedad para tener derecho de asistencia a las Juntas Generales, con el fin de facilitar la participación efectiva de todos los accionistas en la toma de decisiones por la Junta General.

Para ejercitar su derecho de asistencia, el accionista deberá estar previamente legitimado mediante la correspondiente tarjeta de asistencia nominativa, en la que se indicará el número y la clase de acciones de su titularidad, así como el número de votos que puede emitir. La tarjeta será emitida por la entidad encargada del registro contable a favor de los titulares de acciones que acrediten tenerlas inscritas en dicho registro con, al menos, la antelación indicada en el primer párrafo de este apartado.

E.10. Indique y justifique las políticas seguidas por la sociedad referente a las delegaciones de voto en la junta general.

El artículo 12 del Reglamento de la Junta General, en desarrollo de lo establecido por el artículo 20 de los Estatutos, dispone:

1.- Todo accionista que tenga derecho de asistencia podrá hacerse representar en la Junta General por medio de otra persona, aunque no sea accionista. La representación se conferirá por escrito y con carácter especial para cada Junta. Dicho requisito no será de aplicación cuando el representante sea el cónyuge, ascendiente o descendiente del representado, ni tampoco cuando aquél ostente poder general conferido en documento público con facultades para administrar todo el patrimonio que tuviere el representado en territorio nacional. Ningún accionista podrá ser representado en la Junta General por más de un representante.

2.- La representación podrá otorgarse mediante correspondencia postal o electrónica, siendo de aplicación en este caso lo previsto en el artículo 23 de los Estatutos Sociales para la emisión del voto por los citados medios, en la medida en que no sea incompatible con la naturaleza de la representación.

3.- Las representaciones se harán constar en la lista de asistentes, consignándose, en caso de que estuviesen formalizadas en escritura pública, la fecha de otorgamiento, el Notario autorizante y el número de su protocolo. Sin perjuicio de lo anterior, quien actúe como Presidente de la Junta de conformidad con lo previsto en el artículo 22 de los Estatutos podrá requerir al representante para que aporte la documentación que acredite la naturaleza de su representación. La Sociedad conservará en sus archivos los documentos en los que consten las representaciones conferidas.

4.- La representación es siempre revocable. La asistencia personal a la Junta del representado, ya sea físicamente o por haber emitido el voto a distancia, tendrá valor de revocación de la representación, sea cual fuere la fecha de ésta.

5.- Salvo indicación del representado, en caso de que el representante esté incurso en un conflicto de interés, se presumirá que el representado ha designado, además, como representantes, solidaria y sucesivamente, al Presidente de la Junta General, y si éste estuviese en situación de conflicto de interés, al Secretario de la Junta General, y si éste estuviese a su vez en situación de conflicto de interés, al Director de Mercado de Capitales de la Sociedad.

6.- En caso de no impartirse instrucciones de voto respecto de las propuestas contenidas en el orden del día, se entenderá que el representante vota a favor de las propuestas presentadas por el órgano de administración. En caso de no impartirse instrucciones de voto respecto de propuestas no contenidas en el orden del día, se entenderá que el representante vota en contra de dichas propuestas.

7.- Cuando el documento en que conste la representación o delegación se entregue a la Sociedad sin que se establezca expresamente el nombre o denominación del representante, se presumirá que el representado ha designado como representantes, solidaria y sucesivamente, al Presidente de la Junta General, y si éste estuviese en situación de conflicto de interés, al Secretario de la Junta General, y si éste estuviese a su vez en situación de conflicto de interés, al Director de Mercado de Capitales de la Sociedad.

E.11. Indique si la compañía tiene conocimiento de la política de los inversores institucionales de participar o no en las decisiones de la sociedad:

SÍ [ ] NO [X]

Describa la política

E.12. Indique la dirección y modo de acceso al contenido de gobierno corporativo en su página web.

La dirección de la página web corporativa de INDITEX es www.inditex.com.

Ya durante el ejercicio 2003 se había realizado un importante trabajo de revisión de la página web de INDITEX en lo que se refiere a la información sobre gobierno corporativo y demás información relevante para accionistas e inversores, creando

nuevas secciones sobre estas materias, reestructurando la información existente hasta entonces y añadiendo nuevos contenidos.

Durante el ejercicio 2004 se ha realizado una nueva revisión de la página web de INDITEX, adaptando su contenido y el plazo temporal de difusión de la información a las exigencias de la Orden Ministerial ECO/3722/2003, de 26 de diciembre, y, sobre todo, a las establecidas por la Circular 1/2004, de la CNMV.

El modo de acceso al contenido de gobierno corporativo es el siguiente: una vez en la web corporativa (www.inditex.com), en la página de inicio (home page) existen varias solapas, entre ellas la denominada "Información para Accionistas e Inversores". Si se pincha en esa solapa o se sitúa el cursor sobre ella, aparecen las pestañas "Relación con Inversores", "Hechos Relevantes", "Gobierno Corporativo" y "Contacto para Accionistas", siendo posible, además, descargarse desde esta página diversos documentos de interés para los accionistas e inversores.

Dentro de las últimas pestañas citadas se puede acceder, entre otra, a la siguiente información y documentación:

· Normativa: Estatutos sociales, Reglamentos de la Junta General y del Consejo de Administración y Reglamento Interno de Conducta en materias relativas a los Mercados de Valores.

· Estructura accionarial: capital social, número de acciones, participaciones significativas, información sobre autocartera, etc.

· Junta General de accionistas: anuncios de convocatoria, órdenes del día, propuestas de acuerdos, informes de administradores, textos íntegros de los documentos sometidos a aprobación de la Junta o que son objeto de información a la misma, presentaciones realizadas, quórum, acuerdos adoptados, votos emitidos y sentido de los mismos.

· Consejo de Administración: composición del Consejo, de la Comisión Ejecutiva, del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones, con detalle de la distinta naturaleza de los consejeros y de los cargos en cada uno de dichos órganos, participaciones accionariales del Consejo de Administración y política retributiva.

· Hechos relevantes y otras comunicaciones.

· Otra información: cotización diaria e histórica de la acción, agenda del inversor, dividendos, datos financieros, Informe Anual correspondiente a los últimos ejercicios, información financiera (resultados anuales, semestrales y trimestrales), presentaciones y webcasts, notas de prensa, información pública periódica, pactos parasociales, operaciones vinculadas, Informes Anuales de Gobierno Corporativo y cauces de comunicación con la sociedad.

Por otra parte y de conformidad con lo previsto en la Circular 1/2004 de la CNMV, determinados documentos de gobierno corporativo son directamente accesibles desde el mapa de navegación de la web.

Finalmente, cabe señalar que la información incluida en la página web, salvo algún documento concreto, se ofrece en dos idiomas: español e inglés.

F GRADO DE SEGUIMIENTO DE LAS RECOMENDACIONES DE GOBIERNO CORPORATIVO

Indique el grado de cumplimiento de la sociedad respecto de las recomendaciones de gobierno corporativo existentes, o, en su caso, la no asunción de dichas recomendaciones.

En el supuesto de no cumplir con alguna de ellas, explique las recomendaciones, normas, prácticas o criterios, que aplica la sociedad.

En tanto el documento único al que se refiere la ORDEN ECO/3722/2003, de 26 de diciembre, no sea elaborado, deberán tomarse como referencia para completar este apartado las recomendaciones del Informe Olivencia y del Informe Aldama.

Como ha quedado expuesto en el presente informe, a lo largo del ejercicio 2004 se ha culminado el proceso de adaptación de los Estatutos sociales y de los Reglamentos del Consejo de Administración y de la Junta General de accionistas a las disposiciones de la Ley de Transparencia y de su normativa de desarrollo, a la vez que se acometieron otras reformas que, no siendo de carácter obligatorio, pretendían revisar y actualizar el contenido de la normativa interna a la luz de las tendencias más recientes en materia de buen gobierno societario.

Ello ha supuesto la introducción de importantes modificaciones en las principales normas de gobierno corporativo de la sociedad.

Así, dejando aparte las modificaciones introducidas en los Reglamentos del Consejo de Administración y de la Junta General, que ya han sido tratadas en detalle a lo largo del presente informe, merecen destacarse las siguientes modificaciones de los Estatutos: la eliminación del requisito consistente en ser titular de un mínimo de 50 acciones de la Sociedad para tener derecho de asistencia a las Juntas Generales, la regulación de la posibilidad de conferir la representación para asistir a la Junta General y de ejercer el derecho de voto por medios postales o electrónicos, la atribución de rango estatutario a la exigencia de que el Consejo de Administración disponga de un reglamento interno del que deberá informar a la Junta General, el desarrollo de la obligación del Consejo de Administración de elaborar un informe anual de gobierno corporativo, la regulación estatutaria de la Comisión de Nombramientos y Retribuciones y la introducción de un nuevo precepto relativo a la página web de la sociedad.

Con estas modificaciones, la sociedad ha alcanzado un cumplimiento prácticamente pleno de las recomendaciones sobre gobierno corporativo plasmadas tanto en el Informe de la Comisión Olivencia como en el Informe Aldama.

Las únicas recomendaciones no asumidas son: 1) que la Comisión Ejecutiva refleje el mismo equilibrio que mantenga el Consejo de Administración entre las distintas clases de consejeros (aspecto de nula relevancia dado que, por una parte, el número de consejeros independientes en la Comisión Ejecutiva ya es superior al que correspondería de atenerse al capital flotante de la sociedad, y por otra, el escaso número de miembros del Consejo de Administración ha posibilitado que no haya hecho falta reunir la Comisión Ejecutiva en el ejercicio), y 2) que existan Reglamentos específicos para el Comité de Auditoría y Control y la Comisión de Nombramientos y Retribuciones (aunque sí existen normas específicas para ambos dentro del Reglamento del propio Consejo de Administración). En consecuencia, estas recomendaciones no se consideran, en el caso particular de INDITEX, relevantes para un óptimo gobierno corporativo.

G OTRAS INFORMACIONES DE INTERÉS

Si considera que existe algún principio o aspecto relevante relativo a las prácticas de gobierno corporativo aplicado por su sociedad, que no ha sido abordado por el presente Informe, a continuación, mencione y explique su contenido.

Dentro de este apartado podrá incluirse cualquier otra información, aclaración o matiz, relacionados con los anteriores apartados del informe, en la medida en que sean relevantes y no reiterativos.

En concreto, indique si la sociedad está sometida a legislación diferente a la española en materia de gobierno corporativo y, en su caso, incluya aquella información que esté obligada a suministrar y sea distinta de la exigida en el presente informe.

El Consejo de Administración de INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) recoge en el presente Informe Anual de Gobierno Corporativo toda la información relevante correspondiente al ejercicio social 2004, iniciado el 1 de febrero de 2004 y finalizado el 31 de enero de 2005, salvo en aquellos casos en los que especificamente se señalen otras fechas de referencia. En España, la Ley 26/2003, de 17 de julio, por la que se modificó la Ley del Mercado de Valores y el Texto Refundido de la Ley de Sociedades Anónimas, con el fin de reforzar la transparencia de las sociedades anónimas cotizadas (en adelante, "Ley de Transparencia"), desarrolló el conjunto de reflexiones sobre los principios y las prácticas que deben regir el gobierno corporativo de las sociedades cotizadas, contenidas en el Informe de la llamada Comisión Olivencia y, más recientemente, en el Informe de la Comisión Especial para el Fomento de la Transparencia y Seguridad en los Mercados y en las Sociedades Cotizadas (en adelante, "Informe Aldama"), dando soporte normativo a sus conclusiones y recomendaciones en el ámbito del fomento de la transparencia.

El contenido y la estructura del Informe se ajustan, por segundo año consecutivo, al modelo establecido por la Circular 1/2004, de 17 de marzo, de la Comisión Nacional del Mercado de Valores (en adelante, "CNMV"), sobre el informe anual de gobierno corporativo de las sociedades anónimas cotizadas y otras entidades emisoras de valores admitidos a negociación en mercados secundarios oficiales de valores, y otros instrumentos de información de las sociedades anónimas cotizadas, en orden a cumplir con las exigencias de transparencia que derivan de la Ley de Transparencia, así como con las previsiones de la Orden Ministerial ECO/3722/2003, de 26 de diciembre, dictada en desarrollo de la misma.

El presente Informe Anual de Gobierno Corporativo es objeto de publicación como hecho relevante y puede ser consultado a través de la página web corporativa, www.inditex.com.

INDITEX tiene establecidas sus normas de gobierno corporativo en sus Estatutos sociales, en los Reglamentos del Consejo de Administración y de la Junta General, en el Reglamento Interno de Conducta en materias relativas a los Mercados de Valores, en el Código Ético de Conducta del grupo INDITEX y en el Estatuto del Consejo Social, tal y como a continuación se detalla:

Estatutos sociales: Fueron aprobados por la Junta General de accionistas de julio de 2000. La Junta General celebrada en abril de 2001 introdujo una modificación consistente en reducir el número de acciones necesarias para asistir a la misma mientras que la celebrada en julio de 2003 acordó nuevas modificaciones principalmente motivadas por las nuevas obligaciones de transparencia, información y protección del inversor introducidas por la Ley 44/2002, de 22 de noviembre, de Medidas de Reforma del Sistema Financiero (en adelante, "Ley Financiera"), y por las recomendaciones y conclusiones relativas al gobierno corporativo, en concreto las contenidas en el Informe Aldama. Las modificaciones aprobadas por la Junta General de accionistas de 16 de julio de 2004 son objeto de análisis detallado a lo largo del presente Informe.

Reglamento del Consejo de Administración: Fue aprobado por el Consejo de Administración en julio de 2000. Tiene por objeto determinar los principios de actuación del Consejo, las reglas básicas de su organización y funcionamiento y las normas de conducta de sus miembros e incluye, entre otras cuestiones, normas relativas a la designación y cese de consejeros, sus derechos y deberes y las relaciones del Consejo con los accionistas, con los mercados y con los auditores externos, todo ello con el fin de alcanzar el mayor grado de eficiencia posible. El Reglamento del Consejo de Administración de la sociedad ya fue objeto de una amplia reforma por acuerdo del órgano de administración de fecha 20 de marzo de 2003 con objeto de adaptarlo a las nuevas obligaciones introducidas por la Ley Financiera y a las recomendaciones contenidas en el Informe Aldama. Sin embargo, por razón de las fechas, la reforma no pudo tener en cuenta en su integridad los mandatos de la Ley de Transparencia, de promulgación posterior. Por ello, el Consejo de Administración celebrado el 10 de junio de 2004 aprobó una nueva modificación de las normas internas de gobierno del Consejo de Administración que, por una parte, incorporó plenamente a las mismas las disposiciones de la Ley de Transparencia y de su normativa de desarrollo y, por otra, acometió otras reformas que, no siendo de carácter obligatorio, pretendían revisar y actualizar el contenido del Reglamento del Consejo de Administración a la luz de las tendencias más recientes en materia de buen gobierno societario, armonizar la terminología empleada y subsanar algunas erratas menores detectadas en su redacción.

Reglamento de la Junta General de accionistas: Fue aprobado por la Junta General celebrada el 18 de julio de 2003. Tiene por finalidad regular el funcionamiento de la Junta en cuanto a su convocatoria, preparación, información, concurrencia, desarrollo y ejercicio de los derechos políticos, e informar a los accionistas de sus derechos y deberes en relación con la misma. La Junta General de accionistas celebrada el 16 de julio de 2004 aprobó una modificación del Reglamento de la Junta General que incorporó plenamente al mismo las disposiciones de la Ley de Transparencia y de su normativa de desarrollo a la vez que actualizó su contenido a la luz de las tendencias más recientes en materia de buen gobierno societario.

Reglamento Interno de Conducta en materias relativas a los Mercados de Valores (en adelante, "Reglamento Interno de Conducta"): Aprobado por el Consejo de Administración en julio de 2000, contiene las reglas sobre confidencialidad de la información relevante, operaciones de las personas incluidas en su ámbito de aplicación con valores de INDITEX y su grupo de sociedades, política de autocartera y comunicación de hechos relevantes. El Consejo de Administración, en sus reuniones de 20 de marzo y 11 de diciembre de 2003, aprobó sendos textos refundidos del Reglamento Interno de Conducta, con objeto de adaptarlo primero a las nuevas obligaciones introducidas por la Ley Financiera y después a las recomendaciones contenidas en el Informe Aldama, redefiniendo varios conceptos y reforzando el control sobre las operaciones que pudieran eventualmente efectuar Personas Afectadas con valores de la sociedad, entre otras modificaciones.

Código Ético de Conducta del grupo INDITEX: Aprobado por el Consejo de Administración en febrero de 2001, se define como un compromiso ético que incluye principios y estándares claves para el desarrollo adecuado de las relaciones entre INDITEX y sus principales grupos de interés: accionistas, empleados, socios, proveedores, clientes y Sociedad. Comprende un Código Ético Interno y un Código de Conducta de Fabricantes y Talleres Externos para garantizar una adecuada implantación y gestión de los principios contemplados en las Declaraciones de Derechos Humanos y las Convenciones de Naciones Unidas y las de la Organización Internacional del Trabajo, principalmente.

El texto íntegro vigente de todos los documentos anteriores se encuentra disponible en la web corporativa (www.inditex.com).

Estatuto del Consejo Social: El Consejo Social es el órgano asesor de INDITEX en materia de Responsabilidad Social Corporativa. En diciembre de 2002 el Consejo de Administración acordó su constitución y aprobó su Estatuto, que determina los principios de actuación, las reglas básicas de su organización y funcionamiento y las normas de conducta de sus miembros.

INFORMACIÓN COMPLEMENTARIA AL APARTADO A.1.

Todas las acciones son de la misma clase y serie. estando representadas por medio de anotaciones en cuenta y suscritas y desembolsadas en su totalidad.

INDITEX cotiza en las Bolsas españolas desde el día 23 de mayo del año 2001 y forma parte del índice selectivo IBEX35 desde julio de 2001. También forma parte del Eurostoxx 600 desde septiembre de 2001, del índice selectivo Morgan Stanley Capital International desde noviembre de 2001, de los Dow Jones Sustainability Indexes desde septiembre de 2002, del FTSE4Good desde octubre de 2002 y del índice bursátil FTSE ISS Corporate Governance desde su creación en diciembre de 2004.

INFORMACIÓN COMPLEMENTARIA AL APARTADO A.2.

En la medida en que las acciones de INDITEX están representadas mediante anotaciones en cuenta, no existiendo, por tanto, un registro de accionistas mantenido por la propia sociedad, no se puede conocer con exactitud la estructura de propiedad de la misma.

No obstante, cabe indicar que a fecha 31 de enero de 2005, según resulta de la información proporcionada por la CNMV en su página web, Chase Nominees Ltd., en su condición de banco custodio/depositario internacional, ostentaba una participación directa del 5,974% del capital de la sociedad.

INFORMACIÓN COMPLEMENTARIA AL APARTADO A.3.

La participación de los miembros del Consejo de Administración en el capital de la sociedad que reflejan los cuadros anteriores no tiene en cuenta las acciones adquiridas por los consejeros como consecuencia del ejercicio de los derechos de opción concedidos en el marco del Plan de Opciones a que se refiere el apartado B.1.10 posterior, las cuales fueron entregadas en febrero de 2005.

Adviértase que la participación directa del consejero GARTLER, S.L. consiste en 369.600.000 acciones, representativas del 59,294% del capital social, tal y como figura en el subapartado B (participaciones indirectas de D. Amancio Ortega Gaona) de este apartado.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.

Salvo en las materias reservadas a la competencia de la Junta General, el Consejo de Administración se configura como el máximo órgano de decisión, supervisión y control de la sociedad al tener encomendadas la dirección, administración, gestión y representación de la misma, delegando con carácter general la gestión de los negocios ordinarios de INDITEX a favor de los órganos ejecutivos y del equipo de dirección y concentrando su actividad en la función general de supervisión, que comprende orientar la política de INDITEX, controlar las instancias de gestión, evaluar la gestión de los directivos, adoptar las decisiones más relevantes para la sociedad y servir de enlace con los accionistas.

Igualmente, corresponde al Consejo de Administración velar por el cumplimiento por la sociedad de sus deberes sociales y éticos y de su deber de actuar de buena fe en sus relaciones con sus empleados y con terceros, así como velar para que ninguna persona

o grupo reducido de personas ostente un poder de decisión dentro de la sociedad no sometido a contrapesos y controles y para que ningún accionista reciba un trato de privilegio en relación con los demás.

El Consejo desarrolla sus funciones de conformidad con el interés social, entendido como la viabilidad y la maximización del valor de la empresa a largo plazo en interés común de todos los accionistas, lo que no deberá impedir la consideración de los demás intereses legítimos, públicos o privados, que confluyen en el desarrollo de toda actividad empresarial. y especialmente los de los otros "grupos de interés" de la sociedad: empleados, clientes, proveedores y Sociedad civil en general, determinando y revisando sus estrategias empresariales y financieras a la luz de dicho criterio, procurando establecer un equilibrio razonable entre las propuestas elegidas y los riesgos asumidos.

El artículo 5 del Reglamento del Consejo de Administración dispone que éste ejercerá directamente, actuando por propia iniciativa o a propuesta del órgano interno correspondiente, cuando menos, las competencias siguientes:

a) Formular la estrategia y las líneas de política general de la Sociedad, elaborar los programas y señalar objetivos para la realización de todas las actividades incluidas en el objeto social.

b) Impulsar y supervisar la gestión de la Sociedad, así como el cumplimiento de los objetivos establecidos.

c) Identificar los principales riesgos de la Sociedad y organizar los sistemas de control interno y de información adecuados.

d) Fijar las bases de la organización corporativa en orden a garantizar la mejor eficiencia de la misma y la efectiva supervisión por parte del Consejo de Administración.

e) Aprobar la política en materia de autocartera.

f) Definir la política de información a los accionistas y a los mercados en general, bajo los criterios de transparencia, integridad y veracidad de la información.

g) Aprobar las operaciones que entrañen la disposición de activos sustanciales de la Sociedad así como las grandes operaciones societarias.

h) Las demás competencias que le reserva el presente Reglamento.

La facultad ordinaria de convocar el Consejo de Administración, de formar el orden del día de sus reuniones y de dirigir los debates corresponde al Presidente. Actualmente, D. Amancio Ortega Gaona es Presidente del Consejo y de su Comisión Ejecutiva.

El Vicepresidente o Vicepresidentes sustituirán al Presidente en caso de imposibilidad o ausencia, o cuando él mismo lo determine. El cargo de Vicepresidente del Consejo lo detenta D. José María Castellano Ríos.

El Secretario, que no necesitará ser consejero pero deberá ser letrado, auxiliará al Presidente en sus labores, prestará a los consejeros el asesoramiento y la información necesarios y velará por la legalidad formal y sustantiva de las decisiones del Consejo y por la observancia de los principios de gobierno corporativo y de las normas estatutarias y reglamentarias de la sociedad. Podrá nombrarse igualmente un Vicesecretario, que no necesitará ser consejero, para asistir al Secretario o sustituirle en caso de ausencia o imposibilidad para el desarrollo de sus funciones.

D. Antonio Abril Abadín, Secretario General, detenta el cargo de Secretario y Letrado Asesor del Consejo de Administración. D. Javier Monteoliva Díaz, Director del Departamento Jurídico, ejerce el cargo de Vicesecretario no-miembro del Consejo.

El Consejo se reunirá, de ordinario, trimestralmente y, a iniciativa del Presidente, cuantas veces éste lo estime oportuno para el buen funcionamiento de la sociedad. Deberá reunirse también cuando lo pidan, al menos, una tercera parte de sus miembros.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.3.

D. Juan Carlos Rodríguez Cebrián es, además de consejero, Director General de INDITEX.

Tanto el primer nombramiento como la última reelección de los consejeros D. Amancio Ortega Gaona y D. José María Castellano Ríos se produjeron con anterioridad a la creación de la Comisión de Nombramientos y Retribuciones.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.5.

El Presidente del Consejo de Administración y de la Comisión Ejecutiva, D. Amancio Ortega Gaona, así como el Vicepresidente y Consejero Delegado, D. José Maria Castellano Ríos, tienen delegadas todas y cada una de las facultades contenidas en la enumeración que más adelante se inserta, para que sean ejercitadas en la forma y condiciones siguientes: con carácter solidario e indistinto todas ellas, a excepción de ciertas facultades que a) comporten disposición de fondos por encima de una determinada cantidad, en cuyo caso será necesaria la actuación mancomunada o conjunta de los dos citados miembros de la Comisión Ejecutiva o de uno cualquiera de ellos con otra persona que en virtud de cualquier título jurídico tenga también atribuida la facultad de que se trate; o/y b) comporten la enajenación o gravamen de bienes inmuebles de la sociedad, para las que se requerirá previo acuerdo de la Comisión Ejecutiva o, en su caso, del Consejo de Administración.

La exigencia de actuación mancomunada prevista en el párrafo anterior no será de aplicación cuando se trate de operaciones, actos o contratos que, cualquiera que sea su cuantía, se realicen u otorguen entre sociedades integradas en el grupo de empresas INDITEX, entendiéndose por tales aquellas compañías, ya españolas ya extranjeras, en las que INDITEX, S.A. -bien directamente bien indirectamente a través de otras sociedades participadas- sea titular de al menos el 50% de su capital social, en cuyo caso cualquiera de los dos miembros de la Comisión a los que se han delegado facultades podrá actuar solidariamente por sí solo, en nombre y representación de la sociedad, con independencia de la cuantía del acto de que se trate.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.17.

El artículo 28 de los Estatutos de la sociedad establece:

1.- El Consejo se reunirá cuando así lo requiera el interés de la Sociedad. Será convocado por el Presidente o por quien haga sus veces por propia iniciativa o cuando lo pida una tercera parte al menos de sus miembros.

2.- El Consejo se considerará válidamente constituido cuando concurran a la reunión, presentes o representados, la mitad más uno de sus componentes.

Sin perjuicio de lo anterior, el Consejo se entenderá válidamente constituido sin necesidad de convocatoria si, presentes o representados todos sus miembros, aceptasen por unanimidad la celebración de sesión.

El Consejo podrá igualmente tomar acuerdos por escrito sin necesidad de realizar sesión, de acuerdo con lo establecido en la Ley de Sociedades Anónimas. Asimismo, podrán celebrarse reuniones del Consejo mediante multiconferencia telefónica, videoconferencia o cualquier otro sistema análogo, de forma que uno o varios de los consejeros asistan a dicha reunión mediante el indicado sistema. A tal efecto, la convocatoria de la reunión del Consejo de Administración, además de señalar la ubicación donde tendrá lugar la sesión física, a la que deberá concurrir el Secretario del Consejo, deberá mencionar que a la misma se podrá asistir mediante conferencia telefónica, videoconferencia o sistema equivalente, debiendo indicarse y disponerse los medios técnicos precisos a este fin, que en todo caso deberán posibilitar la comunicación directa y simultánea entre todos los asistentes. El Secretario del Consejo de Administración deberá hacer constar en las actas de las reuniones así celebradas, además de los consejeros que asisten físicamente o, en su caso, representados por otro consejero, aquéllos que asistan a la reunión a través del sistema de multiconferencia telefónica, videoconferencia o sistema análogo.

3.- Cualquier consejero puede conferir por escrito su representación a otro consejero, con carácter especial para cada reunión, comunicándolo por escrito al Presidente.

4.- Para adoptar acuerdos será preciso el voto favorable de la mayoría absoluta de los consejeros asistentes a la reunión. En caso de empate decidirá el voto del Presidente. Lo anterior se entiende sin perjuicio de lo dispuesto en el artículo 30.2 de estos Estatutos.

5.- Las discusiones y acuerdos del Consejo se transcribirán en un Libro de Actas, cada una de las cuales será firmada por el Presidente y el Secretario o por quienes les hubiesen sustituido en la reunión a que se refiere el Acta. Las copias y certificaciones de las Actas serán autorizadas y expedidas por el Secretario del Consejo con el visto bueno del Presidente o por quienes les sustituyan.

6.- El Consejo habrá de decidir quien o quienes de sus componentes habrán de ejecutar sus acuerdos y los de la Junta General cuando esta no hubiera expresado a quien corresponde ejecutarlos. A falta de tal designación por el Consejo, la ejecución corresponderá a su Presidente o a quien en el momento ejerza sus funciones, según certificado del Secretario del Consejo.

7.- El Secretario y, en su caso, el Vicesecretario, aún cuando no sean consejeros, tendrán la facultad de elevar a instrumento público los acuerdos sociales.

La referencia del artículo 27.4 de los Estatutos al artículo 30.2 constituye el único supuesto, además del previsto por el artículo 3.4 del propio Reglamento del Consejo, de mayoría reforzada para la adopción de decisiones por el Consejo de Administración.

Dicho artículo 30.2 de los Estatutos sociales prevé que para la delegación permanente de alguna facultad del Consejo de Administración en la Comisión Ejecutiva o en el Consejero Delegado, si se hubieren designado, y para la designación de los consejeros que hayan de ocupar tales cargos, será preciso el voto favorable de las dos terceras partes de los componentes del Consejo.

El artículo 3.4 del Reglamento del Consejo de Administración exige el acuerdo adoptado por una mayoría de dos tercios de los consejeros presentes para su modificación.

Por su parte, el artículo 17 del Reglamento del Consejo dispone:

1.- El Consejo de Administración se reunirá, de ordinario, trimestralmente y, a iniciativa del Presidente, cuantas veces éste lo estime oportuno para el buen

funcionamiento de la Sociedad. El Consejo de Administración deberá reunirse también cuando lo pidan, al menos, una tercera parte de sus miembros, en cuyo caso se convocará por el Presidente para reunirse dentro de los quince días siguientes a la petición.

2.- La convocatoria de las sesiones ordinarias se efectuará por carta, fax, telegrama o correo electrónico, y estará autorizada con la firma del Presidente o la del Secretario o Vicesecretario por orden del Presidente. La convocatoria se cursará con una antelación mínima de tres días.

La convocatoria incluirá siempre el orden del día de la sesión y se acompañará de la información relevante debidamente resumida y preparada.

3.- El Presidente del Consejo de Administración podrá convocar sesiones extraordinarias del Consejo cuando a su juicio las circunstancias así lo justifiquen, sin que sean de aplicación en tales supuestos el plazo de antelación y los demás requisitos que se indican en el apartado anterior. Asimismo, el Consejo se entenderá válidamente constituido sin necesidad de convocatoria si, presentes o representados todos sus miembros, aceptasen por unanimidad la celebración de sesión.

4.- El Consejo podrá igualmente tomar acuerdos por escrito sin necesidad de realizar sesión, de acuerdo con lo establecido en la Ley de Sociedades Anónimas. Asimismo, podrá celebrarse el Consejo mediante videoconferencia o multiconferencia telefónica, de forma que uno o varios de los consejeros asistan a dicha reunión mediante el indicado sistema. A tal efecto, la convocatoria de la reunión del Consejo de Administración, además de señalar la ubicación donde tendrá lugar la sesión física, en la que deberá concurrir el Secretario del Consejo, deberá mencionar que a la misma se podrá asistir mediante conferencia telefónica, videoconferencia o sistema equivalente, debiendo indicarse y disponerse los medios técnicos precisos a este fin, que en todo caso deberán posibilitar la comunicación directa y simultánea entre todos los asistentes. El Secretario del Consejo de Administración deberá hacer constar en las actas de las reuniones del Consejo así celebradas, además de los consejeros que asisten físicamente y, en su caso, representados por otro consejero, aquéllos que asistan a la reunión a través del sistema de multiconferencia telefónica, videoconferencia o sistema análogo.

5.- El Consejo elaborará un calendario anual de sus sesiones ordinarias.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.1.20.

El artículo 24.2 del Reglamento del Consejo de Administración señala que los consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar, si éste lo considera conveniente, la correspondiente dimisión:

a) Cuando alcancen la edad de 68 años. No obstante, los consejeros que ostenten el cargo de Consejero Delegado o consejero Director General deberán poner su cargo a disposición del Consejo de Administración al alcanzar la edad de 65 años, pudiendo continuar como vocales del Consejo de Administración hasta la edad de 68 años referida anteriormente. Por excepción, las normas anteriores no serán de aplicación para el caso del Presidente fundador de la Sociedad, D. Amancio Ortega Gaona.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.2.2.

COMISIÓN EJECUTIVA

Al amparo de lo previsto en el artículo 30 de los Estatutos Sociales, el Consejo de Administración constituyó, el 28 de febrero de 1997, una Comisión Ejecutiva que tiene delegadas la totalidad de las facultades del Consejo, salvo aquéllas legal o

estatutariamente indelegables, y aquéllas otras necesarias para un responsable ejercicio de la función general de supervisión que compete al Consejo.

D. José María Castellano Ríos es Vicepresidente de la Comisión Ejecutiva.

COMITÉ DE AUDITORÍA Y CONTROL

El Consejo de Administración de 20 de marzo de 2003 acordó modificar la denominación de la Comisión de Auditoría y Cumplimiento para adaptarla a la nueva nomenclatura dada por la Ley Financiera, pasando a denominarse "Comité de Auditoría y Control".

De conformidad con lo establecido en los artículos 31 de los Estatutos y 14 del Reglamento del Consejo de Administración, el Comité de Auditoría y Control de la sociedad está integrado exclusivamente por consejeros independientes.

El Texto Refundido del Reglamento del Consejo de Administración, aprobado por este órgano en su reunión de 10 de junio de 2004, refuerza las atribuciones del Comité de Auditoría y Control, añadiendo a sus facultades la de supervisar las condiciones y el cumplimiento de los contratos suscritos con los auditores externos de la sociedad para la realización de trabajos o cometidos distintos de los comprendidos en el contrato de auditoría.

En dicha reunión de 10 de junio de 2004, el Consejo de Administración de la sociedad aprobó, previo informe de la Comisión de Nombramientos y Retribuciones, la ampliación del número de componentes del Comité de Auditoría y Control a cuatro miembros, designando al consejero independiente D. Carlos Espinosa de los Monteros Bernaldo de Quirós como nuevo miembro del Comité de Auditoría y Control.

Por otra parte, de conformidad con lo previsto en los Estatutos sociales y en el Reglamento del Consejo de Administración, en su reunión de 13 de diciembre de 2004, el Consejo de Administración acordó sustituir al hasta entonces Presidente del Comité de Auditoría y Control D. Juan Manuel Urgoiti López de Ocaña, con motivo de haber transcurrido el plazo máximo de cuatro años para el ejercicio ininterrumpido de su cargo y no ser posible reelegir al mismo Presidente antes del transcurso del plazo de un año desde su cese anterior en el cargo, y elegir Presidente del Comité de Auditoría y Control al también consejero independiente y miembro de dicho Comité D. Francisco Luzón López, sin producirse cambios en su composición.

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES

De conformidad con lo establecido en los artículos 32 de los Estatutos y 15 del Reglamento del Consejo de Administración, la Comisión de Nombramientos y Retribuciones de la sociedad está integrada exclusivamente por consejeros independientes.

El Texto Refundido del Reglamento del Consejo de Administración, aprobado por este órgano en su reunión de 10 de junio de 2004, refuerza las atribuciones de la Comisión de Nombramientos y Retribuciones, añadiendo a sus facultades la de informar al Consejo, con carácter previo a su celebración, sobre los contratos de personal con cláusulas de garantía o blindaje para casos de despido o cambios de control.

En dicha reunión de 10 de junio de 2004, el Consejo de Administración de la sociedad aprobó, previo informe de la Comisión de Nombramientos y Retribuciones, la ampliación del número de componentes de la Comisión de Nombramientos y Retribuciones a cinco miembros, designando a los consejeros independientes Dña. Irene Ruth Miller y D. Juan

Manuel Urgoiti López de Ocaña como nuevos miembros de la Comisión de Nombramientos y Retribuciones.

INFORMACIÓN COMPLEMENTARIA AL APARTADO B.2.4.

COMISIÓN EJECUTIVA

La Comisión Ejecutiva creada en el seno del Consejo de Administración de la sociedad tiene delegadas la totalidad de las facultades del Consejo, salvo aquéllas legal o estatutariamente indelegables, y aquéllas otras necesarias para un responsable ejercicio de la función general de supervisión que compete al Consejo.

La Comisión Ejecutiva informa al Consejo de Administración de los asuntos tratados y de las decisiones adoptadas en sus sesiones, de forma que el Consejo tiene pleno conocimiento de las decisiones de la Comisión Ejecutiva.

COMITÉ DE AUDITORIA Y CONTROL

El Comité de Auditoría y Control es una comisión consultiva, con facultades de información, asesoramiento y propuesta en las materias determinadas por el propio Consejo.

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES

La Comisión de Nombramientos y Retribuciones es una comisión consultiva, con facultades de información, asesoramiento y propuesta en las materias determinadas por el propio Consejo.

INFORMACIÓN COMPLEMENTARIA AL APARTADO E

La Junta General de accionistas, convocada y constituida con las formalidades legales, estatutarias y las previstas en su propio Reglamento, es el órgano supremo y soberano de expresión de la voluntad social. Sus acuerdos son obligatorios para todos los accionistas, incluso para los ausentes y disidentes, sin perjuicio de las acciones que a éstos pudieran corresponder con arreglo a la Ley.

De conformidad con lo establecido en el Reglamento de la Junta General, ésta se halla facultada para adoptar toda clase de acuerdos referentes a la sociedad, estándole reservadas, en particular, las atribuciones siguientes:

a) Resolver sobre las cuentas anuales individuales de la sociedad y, en su caso, consolidadas de la sociedad y su grupo, y sobre la aplicación del resultado.

b) Nombrar y separar a los administradores, así como ratificar o revocar los nombramientos provisionales de tales administradores efectuados por el propio Consejo, y censurar su gestión.

c) Nombrar y separar a los auditores de cuentas.

d) Acordar la emisión de obligaciones, el aumento o reducción de capital, la transformación, fusión, escisión o disolución de la sociedad, la cesión global del activo y pasivo y, en general, cualquier modificación de los Estatutos Sociales.

e) Autorizar al Consejo de Administración para aumentar el capital social, o proceder a la emisión de obligaciones y otros valores de renta fija.

f) Aprobar el establecimiento de sistemas de retribución consistentes en la entrega de acciones o de derechos sobre ellas, así como de cualquier otro sistema de retribución que esté referenciado al valor de las acciones, con independencia de quién resulte ser beneficiario de tales sistemas de retribución.

g) Aprobar el Reglamento de la Junta General de accionistas y sus modificaciones posteriores.

h) Decidir sobre los asuntos que le sean sometidos por acuerdo del Consejo de Administración.

i) Otorgar al Consejo de Administración las facultades que para casos no previstos estime oportunas.

El Consejo de Administración convocará la Junta General Ordinaria para su reunión necesariamente una vez al año, dentro de los seis meses siguientes al cierre de cada ejercicio económico para, al menos, censurar la gestión social, aprobar, en su caso, las cuentas del ejercicio anterior y resolver sobre la aplicación del resultado.

La Junta General Extraordinaria se reunirá cuando lo acuerde el Consejo de Administración o lo solicite un número de socios que represente al menos un cinco por ciento del capital social, expresando en la solicitud los asuntos a tratar. En este último caso, la Junta deberá ser convocada para celebrarse dentro de los treinta días siguientes a la fecha en que al efecto se hubiese requerido notarialmente al Consejo; en el orden del día se incluirán necesariamente los asuntos que hubiesen sido objeto de la solicitud.

En los acuerdos de convocatoria de la Junta General, el Consejo de Administración requerirá la presencia de Notario para que levante acta de la Junta General.

Las Juntas Generales, tanto las Ordinarias como las Extraordinarias, habrán de ser convocadas por el Consejo de Administración mediante anuncio publicado en el Boletín Oficial del Registro Mercantil y en uno de los diarios de mayor circulación de la provincia en que la sociedad tenga su domicilio, con quince días de antelación, por lo menos, al señalado para su reunión, o el plazo mayor que venga exigido legalmente, en su caso, por razón de los acuerdos sometidos a su deliberación. El anuncio de convocatoria expresará el día, el lugar y la hora de la misma, así como la fecha en que, si procediere, se reunirá la Junta en segunda convocatoria, debiendo mediar al menos un plazo de veinticuatro horas entre una y otra. El anuncio expresará asimismo, de forma clara y precisa, todos los asuntos que hayan de tratarse.

No más tarde de la fecha de publicación, o en todo caso el día hábil inmediatamente siguiente, el anuncio de convocatoria se remitirá por la Sociedad a la CNMV, así como a las Sociedades Rectoras de las Bolsas de Valores en donde cotizan las acciones de la Sociedad para su inserción en los correspondientes Boletines de Cotización. El texto del anuncio será igualmente accesible a través de la página web de la Sociedad.

No obstante lo anterior, la Junta General se entenderá convocada y quedará válidamente constituida para tratar cualquier asunto siempre que esté presente todo el capital social y los asistentes acepten por unanimidad su celebración.

INFORMACIÓN COMPLEMENTARIA AL APARTADO E.11.

El capital social de INDITEX está representado por medio de anotaciones en cuenta y no existe un registro de accionistas. La compañía desconoce la política de los accionistas institucionales respecto a la participación en las decisiones de la sociedad por tratarse de decisiones no manifestadas de manera pública.

MODIFICACIONES PRODUCIDAS CON POSTERIORIDAD AL 21 DE ENERO DE 2005

Con posterioridad al 31 de enero de 2005 se han producido los siguientes hechos que afectan a la información facilitada en el presente Informe Anual de Gobierno Corporativo:

- El Consejo de Administración de la sociedad, en su reunión celebrada en el día 11 de febrero de 2005, acordó aceptar la dimisión presentada por D. Juan Carlos Rodríguez Cebrián como Director General y vocal del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.), haciéndose constar en el acta el reconocimiento del Consejo a D. Juan Carlos Rodríguez Cebrián por su importante contribución a la trayectoria de INDITEX durante casi tres décadas y por su dedicación en el desempeño de su labor como miembro del Consejo de Administración.

- El Consejo de Administración de fecha 30 de marzo de 2005 adoptó, entre otros, el acuerdo de designar por cooptación, previo informe de la Comisión de Nombramientos y Retribuciones, a D. José Luis Vázquez Mariño como vocal del Consejo de Administración. El Sr. Vázquez Mariño (A Coruña, 1944), que se incorporó al Consejo de Administración en calidad de consejero independiente, es profesor mercantil, licenciado en Ciencias Económicas y Empresariales y censor jurado de cuentas, habiendo desarrollado su carrera profesional en Arthur Andersen, donde ocupó las direcciones Financiera y de Recursos Humanos a nivel mundial y ha sido socio-director para América Latina. En la actualidad, es miembro de los Consejos de Administración del Banco Pastor y de La Voz de Galicia, S.A.

- Por otra parte, el Vocal del Consejo de Administración y de la Comisión de Nombramientos y Retribuciones, D. Fred H. Langhammer, dimitió con fecha 9 de junio de 2005, adoptando el Consejo de Administración de la sociedad celebrado ese mismo día los siguientes acuerdos:

1º) Designar por cooptación al accionista de la sociedad, D. Pablo Isla Álvarez de Tejera, como miembro del Consejo de Administración y Consejero Delegado de dicho órgano, así como miembro de la Comisión Ejecutiva, todo ello previo informe favorable de la Comisión de Nombramientos y Retribuciones. El Sr. Isla (Madrid, 1964) es Licenciado en Derecho por la Universidad Complutense de Madrid y abogado del Estado. Entre 1992 y 1996 fue director de los Servicios Jurídicos del Banco Popular. Posteriormente fue nombrado Director General del Patrimonio del Estado en el Ministerio de Economía y Hacienda. En 1998 se reincorporó al Banco Popular como Secretario General, hasta su nombramiento en el grupo Altadis. Ha sido Presidente del Consejo de Administración de Altadis y Copresidente de este grupo desde julio de 2000.

2º) Designar al consejero independiente D. José Luis Vázquez Mariño Vocal de la Comisión Ejecutiva, del Comité de Auditoría y Control y de la Comisión de Nombramientos y Retribuciones, todo ello previo informe favorable de la Comisión de Nombramientos y Retribuciones.

Como consecuencia de dichas designaciones, se modificó el equilibrio existente hasta ese momento en el Consejo de Administración entre las distintas categorías de consejeros, pasando éste a quedar integrado por un consejero dominical ejecutivo, tres consejeros ejecutivos, un consejero externo dominical y cinco consejeros externos independientes..

La sociedad no está sometida a legislación diferente de la española en materia de gobierno corporativo.

Este informe anual de gobierno corporativo ha sido aprobado por el Consejo de Administración de la sociedad, en su sesión de fecha 09-06-2005.

Indique los Consejeros que hayan votado en contra o se hayan abstenido en relación con la aprobación del presente Informe.

Ninguno de los consejeros ha votado en contra o se ha abstenido en relación con la aprobación del presente Informe.